1-A 233

09004194

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PROCESSED
MAR 10 2009
THOMSON REUTERS

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

STADIUM ENTERTAINMENT HOLDING CORP.
(Exact name of issuer as specified in its charter)

Nevada	7900	26-4052007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

888 Seventh Avenue, 35th Floor, New York, NY 10010, (212) 453-2500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

SEC Mail Processing Section
MAR 04 2009
Washington, DC
103

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010 (212) 453-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:
Philip D. Forlenza, Esq.
Giordano, Halleran & Ciesla, P.C.
P.O. Box 190
Middletown, New Jersey 07748
(732) 741-3900

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

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PART I. - NOTIFICATION

ITEM 1. Significant Parties

The names and addresses of each of the directors, officers, record and beneficial owners of five percent (5%) or more of any class of the stock of Stadium Entertainment Holding Corp. ("Stadium Entertainment" or the "Company") and of counsel to the Company, are set forth below.

Officers and Directors

Name and Address	Title
David Berman 888 Seventh Avenue, 35th Floor, New York, NY 10010	Chief Executive Officer and Director
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	President and Director
Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	Chief Operating Officer and Director

Five Percent (5%) Beneficial Owners
(Common Stock)

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5%
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	12.5% (1)
Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	12.5% (1)

Jerome Mas 888 Seventh Avenue, 35th Floor New York, NY 10010	12.5% (1)
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (2)
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (2)
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (2)
North Atlantic Resources Ltd. P.O. Box 1674 Kingstown St. Vincent and the Grenadines	6.66%
Coastal Consulting Ltd. Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	5.0%

---

(1) Represents each of such individual's pecuniary interest in shares owned by Stadium Entertainment Corp. LLC. Each of these individuals has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC.

(2) Includes shares owned by each of Sandstone Investment Partners, LLC, Emerald Asset Advisors, LLC and Michael Xirinachs. Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC

Counsel to the Company

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road, Suite 300, Red Bank, NJ 07701

There are no general partners, promoters or, otherwise than as set forth above, affiliates associated with the Company, and no underwriters associated with this Offering.

ITEM 2. Application of Rule 262.

None of the above-referenced persons is subject to any of the disqualification provisions set forth in Rule 262 as promulgated by the Securities and Exchange Commission.

ITEM 3. Affiliate Sales.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

The securities are being offered to residents of New York, California, Florida and Illinois. The Company will not employ the services of underwriters, dealers or independent salesmen in connection with the offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

The Company issued an aggregate of 75,000,000 shares of Common Stock to Stadium Entertainment Group, LLC, formerly the sole shareholder of Stadium Entertainment Corp. in connection with a share exchange transaction pursuant to which the Company acquired all of the outstanding common stock of Stadium Entertainment Corp. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with such transaction.

ITEM 6. Other Present or Proposed Offerings

The Company is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in the Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document.

No publications authorized by Rule 254 as promulgated by the Securities and Exchange Commission were used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PART II. - OFFERING CIRCULAR

PRELIMINARY OFFERING CIRCULAR

STADIUM ENTERTAINMENT HOLDING CORP.

Offering of Common Stock

Minimum Offering - \$1,000,000 (4,000,000 shares)
Maximum Offering - \$4,000,000 (12,000,000 shares)
Initial Offering Price - \$.25 per Share

Stadium Entertainment Holding Corp., a Nevada corporation whose principal place of business is located at 888 Seventh Avenue, 35th Floor, New York, New York 10010 and telephone number is (212) 453-2500, is offering shares of its Common Stock, \$.001 par value per share ("Common Stock"). No shares will be sold unless we sell shares having an aggregate minimum purchase price of \$1,000,000.

The purchase of Common Stock offered hereby will result in an investment in Stadium Entertainment Holding Corp., which involves certain significant risks. See "Risk Factors" on page 3 for certain information that should be considered before purchasing shares of Common Stock offered hereby.

	Price to Public	Underwriting Discount and Commissions(1)	Proceeds to Company(2)
Per Share of Common Stock	\$.25(3)	None	\$.25
Total - Minimum Offering	\$1,000,000	None	\$955,000
Total - Maximum Offering	\$3,000,000	None	\$2,955,000

(1) The shares of common stock being offered hereby will be offered and sold by the officers and directors of Stadium Entertainment. No commissions or other compensation will be paid to the officers and directors of Stadium Entertainment in connection with the offering.

(2) After deduction of approximately \$45,000 in estimated expenses to be incurred in connection with the offering, which includes approximately \$40,000 for legal and accounting fees and related expenses and approximately \$5,000 for printing, postage and related costs.

(3) Represents initial offering price. We will offer our shares at \$.25 per share unless and until a trading market develops for our shares. If a trading market develops, we will offer the shares at prevailing market prices, but not less than \$.25 per share.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS

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DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Sales to the public of shares of Common Stock will commence on or about _______, 2009.

The date of this Offering Circular is February 28, 2009.

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TABLE OF CONTENTS

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of the Common Stock.

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OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. To understand this offering fully, you should read the entire Offering Circular carefully, including the risk factors and financial information.

The Issuer	Stadium Entertainment Holding Corp., a Nevada corporation
Securities Offered	Minimum Offering: shares of Common Stock with an aggregate minimum purchase price of $1,000,000 (1,000,000 shares at initial offering price) of $.25 per share. Maximum Offering: shares of Common Stock with an aggregate minimum purchase price of $4,000,000 (12,000,000 shares at initial offering price of $.25 per share).
Purchase Price	Initial offering price is $.25 per share. If a trading market for our shares develops after the commencement of this offering, shares will thereafter be offered at prevailing market rates, but not less than $.25 per share.
Minimum Subscription	$25,000
Use of Proceeds	The proceeds from this offering will be used for working capital purposes, including product development expenses, advertising and marketing expenses, operating expenses and payments to our officers, employees and independent contractors. See "Use of Proceeds to Issuer."
Risk of Investment	The purchase of shares of our common stock involves certain significant risks. See "Risk Factors."
Plan of Distribution	We plan to offer the shares through our officers and directors, to shareholders, persons and businesses in the State of New York and such other states as determined by our board of directors and management. Unless we, in our sole discretion, permit a smaller purchase, each subscriber must purchase a number of shares having a minimum purchase price of $25,000. We may accept or reject all or part of any subscription, in our discretion. If we elect not to accept a subscription, all

funds received by us from the subscriber will be returned to the subscriber, without interest. If shares having a minimum aggregate purchase price of $1,000,000 have not been subscribed for on or before __________, 2009, we will return to subscribers the subscription amount without interest. See "Plan of Distribution."

Offering Termination Date	The offering will terminate at 5:30 p.m. New York City time on [ ], 2010, unless extended by the Company in its sole discretion. Subscribers purchasing shares of Common Stock will be issued stock certificates representing the shares as soon as practicable after acceptance of their subscriptions by the Company. See "Plan of Distribution."

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this Offering Circular before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have operating losses and accumulated deficit, and we may not achieve or maintain profitability in the future.

We began our business operations in January 2008 and have a limited operating history. Since our inception we have not recognized any revenues and incurred a net loss of approximately $1,400,000 during the year ended December 31, 2008. We have operated at a deficit since our inception, and we expect to continue to operate at a deficit until such time, if ever, that our operations generate sufficient revenues to cover our costs. We do not expect to recognize any revenues until at least April 2009 following the release of our first recorded music album, True to the Game-Volume One. The likelihood of our success must be considered in light of the difficulties and risks inherent in a new business. There can be no assurance that revenues will ever achieve profitable operations.

We may be unable to raise additional capital or generate the significant revenues necessary to fund our operations and finance new projects.

It will be necessary for us to raise additional capital to support our operations, and we will not be able to continue to operate if we are unable to raise additional capital. We will require additional capital to execute our agreements with artists who have agreed to participate in and contribute to Volume Two of our True to the Game compact disc series and our anticipated Final Four Music Festival. We believe that the net proceeds from this offering will be sufficient to fund our operations for approximately 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. However, it is possible that we will not generate anticipated revenues and our business or operations may change in a manner that would consume available resources more rapidly than anticipated. We may need additional funds sooner than planned to meet operational needs and capital requirements for product development and marketing. Additional funds may not be available when needed or on terms acceptable to us. If adequate funds are not available, we may have to reduce substantially or eliminate expenditures for the development and production of certain of our proposed projects, which could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

We face significant competition from major record companies and independent labels.

The music industry is dominated by the major record companies and their subsidiaries. These competitors are well-established in the market, have significantly greater financial and other resources and larger music catalogs than we do. They have been in existence for a substantially longer period of time and enjoy a certain name recognition that will only accrue to us over time, if at all. We also compete with other significant independent record labels, some of which have also been in existence for a longer period of time than us. In addition, we experience competition from music publishing companies and various media companies, both emerging and established, which are seeking to develop interactive and enhanced format music and entertainment products.

We face intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, online information service providers, video companies and others. Many of our current and potential competitors in the music entertainment and online information services businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than us. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development promotion and sale of their products than we can.

Our ability to compete successfully will largely depend on our ability to build upon and maintain our reputation for quality music entertainment products and to introduce music entertainment products which are accepted by consumers. There can be no assurance that we will be able to compete successfully, if at all, with competitors in the field.

We are subject to the risks that are inherent to the music and entertainment industry.

The prerecorded music industry, like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of such success or the popularity of any particular artist. There can be no assurance that any of the prerecorded music products we release will produce sales revenue for us, or if they do, that such revenue will be sufficient to recoup any costs we incurred.

Furthermore, the timing of new releases can cause significant fluctuations in quarterly operating results. Our results of operations from period to period may be materially affected by the timing of new record releases and, if such releases are delayed beyond the peak holiday season, our operating results could be materially adversely affected. Additionally, due to the success of particular artists, artists touring schedules and the timing of music television specials, it is possible that we could also experience material fluctuations in revenue from year to year. There can be no assurance that we will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases.

We have no manufacturing or distribution capabilities.

We have no distribution facility for our record label and, accordingly, we are dependent upon maintaining our existing relationships with our distributors and/or establishing and maintaining new distribution relationships with comparable distributors. We currently have an agreement with EMI Global Music Services for the manufacture, distribution, licensing and warehousing of our products. There can be no assurance that we can maintain our relationship with our current distributor beyond the term of our existing agreement, which will expire 36 months after the release in the United States of True to the Game-Volume I. The termination of this relationship would, absent establishing a substitute relationship with one or more of the few other major distributors in the industry, have a material adverse effect on our business.

We may not be successful in expanding and growing our business, or we may not be capable of successfully managing our growth.

Rapid growth of our business may significantly strain our management, personnel and other resources. There can be no assurance that we will achieve rapid growth or successfully manage our growth. The growth of our business would result in an increase in the level of responsibility for existing management personnel and the need to hire additional qualified management personnel. Failure to manage growth and expansion would have a material adverse effect on our business.

We depend on our key personnel, the loss of any of whom would impair our business.

Our business is substantially dependent on our management personnel, including David Berman, Gary Katz and Camille Barbone, to discover new artistic talent, to develop and maintain business relationships within the industry and with artists and to develop artists' music and recordings, among other things. We are not currently a party to employment agreements with these individuals although we expect to enter employment agreements with them during 2009. We do not carry key person life insurance on any of our employees. The loss of the services of any member of our management team would have a material adverse effect on our business and our professional reputation in the industry. There is intense competition for such personnel in the areas of our activities, and we may be unable to adequately replace the services provided by any member of our management team.

Piracy of our products, particularly over the Internet, could significantly reduce our revenues from sales.

Infringement of our copyrights, in the form of unauthorized reproduction of our musical entertainment products, including artists' recordings, may occur. If we achieve significant commercial success with one or more of our musical entertainment products or recordings, such products or recordings could be a target of "pirating," or copying and sale in violation of our copyrights in such products or recordings. Although we expect to make online sales of our products via our website, we anticipate that our products will be pirated and distributed for free over the Internet. It is impossible to estimate the potential loss in sales that could result from illegal copying and sales of our products or recordings. We intend to enforce all copyrights owned by or licensed to us which are material to our business against unlawful infringement. There can be no assurance, however, that we will be successful in protecting our copyrights.

Our business could be impaired if we become subject to burdensome regulations and/or legal uncertainties concerning management of music industry artists.

There are currently no specific government regulations regarding the dissemination of recorded music, with the exception of certain efforts by the Recording Industry Association of America (RIAA) to restrict unlawful peer-to-peer distribution of digitized music. However, the passing of new government regulations, laws or licensing requirements applicable to the distribution of recorded music products could have a material adverse effect on our business.

We may be unable to enter into agreements with established music artists to participate in our projects.

Part of our business strategy is to seek top-selling, established artists to contribute to and participate in our recorded music projects and rely on the superior name recognition of such artists among consumers to make our products profitable. There can be no assurance that we will be able to enter into agreements with such artists for any particular project, and our inability to secure the participation of such artists would have a material adverse effect on our business.

Risks Related to the Offering

The offering price for the securities offered has been arbitrarily determined.

The offering price paid for the shares of Common Stock offered in this offering was determined by our board of directors and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value, and should not be considered indicative of the actual value of our company.

Purchasers of shares in this offering will suffer immediate dilution in the net tangible book value of shares purchased.

At January 1, 2009, the net tangible book value per share of our Common Stock was a negative amount - $(0.14). Net tangible book value at such date represents our tangible assets less our liabilities divided by the number of shares of Common Stock outstanding at that date. After this offering, there will be an immediate increase in the net tangible book value of shares held by existing shareholders and immediate substantial dilution in net tangible book value of shares acquired by purchasers in this offering from the initial offering price of $.25 per share. See "Dilution."

Additional financing and issuance of stock may result in dilution of investors' interests in the Company.

Our certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Common Stock. Our board of directors has the authority to issue additional shares of our capital stock to provide additional financing in the future. The holders of shares of Common Stock have no preemptive rights, which means that their proportionate ownership interest and voting power in our company may diminish if we issue additional shares of stock in future rounds of financing.

There can be no assurance that our Common Stock will significantly appreciate in value or that investors will be able to find purchasers for their shares of our Common Stock purchased in this offering.

Currently there is no public market for our Common Stock, and only a small number of investors currently hold shares of our Common Stock. The limited market for our Common Stock could make the share price more volatile. We cannot guarantee that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our Common Stock purchased in this offering. Should there develop a significant market for our Common Stock, the market price for those shares may be significantly affected by such factors as our financial results and introduction of new products and services. While we intend to apply to FINRA to have our stock publicly traded on the Over-the-Counter Electronic Bulletin Board at some point in the future, there can be no assurance that such regulatory approval will ever be received. If our Common Stock becomes publicly traded, there can be no assurance that it will ever be traded on an established national securities exchange or that our business strategy will be well received by the investment community.

Dividends on capital stock may not be declared.

We have paid no dividends on our capital stock since our inception and presently intend to retain earnings, if any, for operation and expansion of our business. Accordingly, we do not intend to pay dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections in this offering circular captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this offering circular constitute forward-looking statements. Those statements could be affected by known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this offering circular.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, nether we, nor any other person assumes responsibility for the accuracy and completeness of such statements.

DILUTION

As of January 1, 2009, the net tangible book value per share of our Common Stock was approximately $(0.14). After giving effect to the sale of the minimum number of shares of Common Stock offered hereby at the initial offering price of $.25 per share, and after deducting estimated offering expenses of $45,000, the pro forma net tangible book value per share of Common Stock at such date would have been $(.004). This represents an immediate increase in net tangible book value of $.01 per share to existing shareholders and an immediate dilution of $.246 per share to the subscribers to this offering.

After giving effect to the sale of the maximum number of shares of Common Stock offered hereby at an initial offering price of $.25 per share, and after deducting estimated offering expenses of $45,000, the pro forma net tangible book value per share of Common Stock at such date would have been $.014. This represents an immediate increase in pro forma net tangible book value of $.028 per share to existing shareholders and an immediate dilution of $0.236 per share to the subscribers to this offering.

The following tables illustrate this per share dilution, assuming (i) 4,000,000 shares are sold in the offering at the initial offering price of $.25 per share and (ii) 12,000,000 shares are sold in the offering at the initial offering price of $.25 per share:

	4,000,000 shares sold	12,000,000 shares sold
Offering price per share	$.25	$.25
Net tangible book value per share before offering (1)	$(.014)	$(.014)
Increase per share attributable to the payment by New Investors	$.01	$.028
Pro forma net tangible book value per share after offering	$(.004)	$.014
Dilution of book value per share to New Investors (2)	$.246	$.236

(1) Net tangible book value per share represents our tangible assets less our liabilities, divided by the number of shares of stock outstanding after giving effect to the sale of 4,000,000 and 12,000,000 shares of our Common Stock at the initial offering price of $.25 per share.

(2) Dilution was determined by subtracting pro forma net tangible book value per share after completion of the offering from the initial offering price per share of Common Stock.

USE OF PROCEEDS TO ISSUER

The proceeds from the sale of the Common Stock offered hereby will be used to finance our current projects and for working capital purposes, which include, but are not limited to, expenses for operations, acquiring rights to music and performances from well known artists, marketing and advertising, product development and promotion and repayment of indebtedness. The net proceeds to us from this offering will be approximately $2,955,000, after deducting estimated aggregate offering costs and expenses of approximately $45,000, if the maximum number of shares being offered are sold, and $955,000 if the minimum number of shares being offered are sold. We plan to use $500,000 of the net proceeds to repay indebtedness owed to Emerald Asset Advisors, LLC, which bears interest at a rate of 10% per annum and which became due in February 2009.

DESCRIPTION OF BUSINESS

Corporate History

Stadium Entertainment Holding Corp. was incorporated in the State of Nevada on February 23, 2005 under the name FRS Group Inc. On January 1, 2009, we entered into a Share Exchange Agreement with the stockholders of Stadium Entertainment Corp. ("Stadium Entertainment") pursuant to which the stockholders of Stadium Entertainment exchanged all of the outstanding shares of Stadium Entertainment for an aggregate 75,000,000 shares of our Common Stock. As a result of the Share Exchange, Stadium Entertainment became our wholly owned subsidiary.

Stadium Entertainment is a development stage company founded in December 2007 to produce and distribute prerecorded music products of established recording artists to support philanthropic grass-roots organizations. It commenced doing business in January 2008. Since the completion of the Share Exchange, the operations of Stadium Entertainment have become our sole line of business. Unless otherwise indicated or the context otherwise requires, all references to "we," "us," "our company" and similar terms mean Stadium Entertainment Holding Corp. and Stadium Entertainment Corp. on a consolidated basis after the Share Exchange.

Business Overview

We are an independent record company that produces, markets and distributes prerecorded music products of established recording artists to raise funds for worthy charitable and philanthropic organizations through exclusive licensing agreements and to generate profits for our company. Each of our recorded music projects will be produced with the collaboration and contributions of socially-conscious artists with a desire to give back to their communities. In addition, we plan to organize special musical events featuring performances by well-known and top-selling artists.

Three of our founders – Camille Barbone, Gary Katz and Jerome Mas – have extensive experience in the recorded music industry. We will rely on the experience and relationships our founders and members of our team have in the industry to sign artists to contribute to our projects and to promote and market our products. We plan to contract and license only well-known, established artists for our music projects to reduce the risks associated with start-up record companies that seek to discover and develop new and emerging talent.

Each record project will consist of a compact disc series of three or four volumes. We intend to release one volume on an annual basis. We expect that each series will culminate with the release of a "Best Of" record that will include popular tracks from each of the previous volumes of the series.

We intend to release our records for sale in both compact disc and digital formats, including ringtones for mobile telephones. We expect to develop new income streams following the release of a record through licensing, distribution, merchandising and concert promotion.

Our first compilation CD project is "True to the Game," a three CD project being developed to raise funds for the Negro Leagues Baseball Museum which will feature new music by Yung Joc, Talib Kweli and Rayne, Big Boi and Sam Chris, GLC and Kanye West, Brandon Hines, Ludacris and Jarvis, Tay Dizm and T. Pain, among others. We have entered into an agreement with EMI Global Music Services ("EMI") to distribute the "True to the Game" music.

While the creation and role of pre-recorded music products will initially be our primary focus, we also plan to engage in:

- the production of live events and concerts;
- the development and production of broadcast packages for television and the Internet;
- the development of artist careers;
- the distribution of music for other independent record and entertainment companies.

We are currently in negotiations with the Jimmy V Foundation, a not-for-profit organization that raises funds for cancer research, for a live music event to be held in connection with the NCAA Final Four tournament. No assurance can be given that we will be successful in reaching an agreement with respect to this event. In providing production services for live events, we plan to act as the promoter of the event by securing the services of the artists and arranging for on-site security, insurance, corporate sponsors, vendors and advertising. We will seek the right to record the event with a view toward utilizing the recording as a source of income.

Corporate Goals and Strategy

Our primary objective is to utilize our access to and relationships with top selling music and entertainment personalities to raise funds for worthy charities and to generate profits for our company through these projects. Because of the types of charities that we plan to choose, we believe that we will be able to contract the services of each participating artist at a fraction of their normal cost, fees and royalty structure and obtain rights to new music that has not been previously released by the artists prior to our use. We believe that contracting top selling recording artists to participate in our projects will enable us to minimize the risks inherent in start-up entertainment companies. By focusing on high selling, well known talent, we expect to capitalize on the success of our pre-recorded music and develop new income streams through licensing, distribution, merchandising and concert promotion while maintaining an ongoing involvement in select charitable organizations. We believe that the philanthropic component of our business model differentiates us from our competitors.

Marketing and Promotion

We plan to utilize traditional marketing and promotional techniques and emerging technologies to fully exploit our musical entertainment products. We have entered into an agreement with EMI Global Music Services for the release and distribution of our music products which will permit us to participate in retail advertising, store circulars, print ads, special sales and discount programs and cooperative advertising programs. We intend to conduct retail promotion efforts through EMI's sales team as a liaison to various retail outlets.

Our Internet website, http://www.stadiumentertainment.net, is an important distribution channel through which we plan to make our products available to consumers. Sample recorded tracks and singles from albums can be listened to for no charge, and complete albums and other music products will be available for purchase via a link to a retailer. Recent trends in the music industry have included a decline in the traditional purchase of albums in physical, compact-disc form in favor of the purchase of individual recorded tracks via download over the Internet. In recognition of this trend, our website will link to retailer websites which provide consumers with the option of purchasing complete albums in compact-disc form, downloading albums, single songs and bundles of songs for a charge. Our website also serves as a medium through which we promote our products and provide consumers with information about our artists, our on-going projects and development efforts, and our plans for future projects.

We also maintain a webpage on MySpace.com at myspace.com/truetothegamemusic, where we post materials related to our artists and our current and future projects and which contains an interactive forum through which we directly communicate with website visitors. We also upload certain media to our MySpace page, including sample recorded music tracks and music videos by our artists to generate consumer interest in our products.

Notwithstanding the emerging popularity of the Internet as a medium for promotion of recorded music and artists, the traditional and most effective means of promotion is by radio air play. Obtaining radio air play for a new release is an extremely competitive process. The trend by radio stations to focus more on particular music formats has made it easier for independent producers to target those stations most likely to air a specific recording. Independent regional promoters are often hired to gain air play and, in certain markets, they are quite effective in gaining air play for a release.

Songs that are aired on a major radio station are chosen by the program director, often in conjunction with a format consultant. Once a recording is aired, the amount of repeat play it receives depends on listener requests and feedback, as well as actual sales data. Because listener response and sales depend in large measure on how often a release is aired, building a commercial hit depends on an ongoing cycle of air play and sales. Nurturing this cycle requires constant marketing attention and careful coordination with advertising, concert schedules and other promotional activities. Other promotional tools include print advertising, retail promotions and concert tours.

We have engaged a team of independent radio promoters that are coordinated by Gravity Entertainment, a firm headed by Wayman Jones, a veteran radio promotion professional who has headed radio campaigns for leading artists in the urban music world. We plan to promote music utilizing a minimum of two radio formats at one time to alert the music consumer to the existence of a new product online or in stores.

Our radio team plans to select key markets for maximum airplay and solicit participation in special on air events, contests, giveaways, special promotions and on air interviews by participating artists. Terrestrial, web and satellite radio opportunities will be solicited for optimum airplay and exposure. In addition, we will service college, mixtape syndication, DJ Pools, commercial mixers, BDS/Media base, R&R music directors and program directors to complete our promotional efforts.

Music videos have become an important means of promoting artists and records. Once a single reaches a level of airplay and critical acclaim that assures a long run on charts and playlists, we plan to produce and release a video to support and expand on airplay and exposure, and expect that the videos will be played in clubs and venues, on conventional cable and satellite TV and on the Internet.

We intend to seek television advertising for our products on television channels that we determine are most likely to reach our target consumer bases. Although we will seek exposure through advertising on "music-television" channels such as MTV, VH-1 and the like, we do not anticipate producing music videos for music tracks on our products for television air play.

We have engaged The Gary Group, a marketing firm with over 25 years of experience, to coordinate our marketing and promotion efforts.

Manufacturing and Distribution

We have entered into an agreement with EMI Global Musical Services for the release and distribution of our music products, which will allow us to secure window displays at retail locations, end cap promotions, retail advertising, print ads, product placement and point of purchase material display. We intend to conduct retail promotion efforts through EMI's sales team as a liaison to various retail outlets. Online services such as iTunes, Yahoo! Music and Amazon Music will be serviced via our arrangement with EMI. EMI will handle the manufacturing of our music physical products and our inventory will be warehoused at EMI's facilities.

Pursuant to our agreement with EMI, we have appointed EMI as our exclusive distributor of musical products in the United States; however, we retain the right to license recordings to third parties for use in soundtracks and compilation albums and to sell products through our website and, in certain cases, the websites of the artists. We have agreed to pay EMI a distribution fee of between 14% and 17% of the net sales of the products distributed, depending on the format of the product sold.

EMI has agreed to coordinate the manufacturing of our products at the then current price that it charges third party labels.

We are responsible for all costs and expenses incurred in connection with advertising, promoting and marketing our music products. We designate the applicable wholesale price to be charged by EMI from the price list categories maintained by EMI, subject to EMI's right to discount same under certain circumstances.

EMI has agreed to pay us certain recoupable advances, including a $50,000 advance after we deliver to EMI the manufacturing and production components necessary to manufacture and distribute our "True to the Game-Volume I" product. An additional $50,000 recoupable advance will be paid if certain sales targets are achieved. EMI is entitled to charge us specified amounts for returns and slow-moving products.

We believe that our distribution arrangement with EMI Music Group will enable us to offer distribution services for other independent record labels and entertainment companies.

True to the Game Project

We have entered into an exclusive agreement with the Negro Baseball Leagues Museum to produce and market a series of musical projects with the Negro Baseball Leagues as the theme. The Negro Baseball Leagues Museum is a not-for-profit organization located in Kansas City, Missouri that was founded to preserve the culture and history of the Negro Baseball Leagues. The Museum's charities provide certain benefits and services to minority baseball players. Our projects will take the form of compact discs and digital formats, and under our agreement with the Negro Leagues Baseball Museum, we are required to pay royalties to the Museum on net sales of the music products after production costs are recouped. The royalty percentages differ based upon the type of music sold and generally range from 2% to up to 10% with respect to sales in the United States if certain sales targets are achieved and from 1% to 6% with respect to sales outside of the United States. Royalties are subject to downward adjustment with respect to products sold through direct mail order operations and products sold to educational institutions or libraries or for promotional or sales incentive purposes. Royalties are also subject to reduction with respect to products sold on a discount basis.

We have entered into contracts with each of the artists (or their representatives) who will be featured on the first volume of the "True to the Game" series, which include Tay Dizm, T Pain, Kanye West and GLC, Talib Kweli, Rayne, Big Boi and Sam Chris, Brandon Hines and Ludacris and Jarvis. A single from "True to the Game – Volume I" featuring GLC and Kanye West has been released to radio stations. The full length CD is scheduled to be released on March 10, 2009. Our agreements with the artists generally require us to pay royalties on sales of the musical product. Generally, an advance against future royalties is due upon the execution of the agreement and an additional advance is due if certain sale targets are met. The aggregate amount of royalties payable to artists participating in the "True to the Game-Volume I" project will be approximately 8%. Our ownership interest in the musical compositions that will be featured in the "True to the Game" project ranges from no ownership to 50% ownership.

To generate consumer interest in the project, we plan to launch an extensive multi-media campaign to capitalize on the name recognition of the artists who will contribute to the project and on the profile of the Negro Baseball Leagues Museum as a worthy philanthropic organization. We plan to seek advertising spots on cable television networks such as VH-1, ESPN, BET, MTV, MSNBC, E!, Oxygen and the NFL Network. We will rely on the experience and expertise of a team of radio promotional professionals to seek radio airplay of musical tracks from the project on both traditional and satellite radio stations to generate consumer interest. We plan to engage a press and publicity firm to make arrangements for print advertisements for the project.

We will also pursue non-traditional marketing techniques, primarily via the Internet for the "True to the Game" project. We will cater to online music services websites, such as iTunes and Rhapsody, music discovery websites, such as Goombah, Qloud, SoundFlavor and MusicIPExpert, music experience augmentation websites, such as Snapp Radio and MusicMobs, and music metadata websites, such as MusicBrainz, Gracenote and All Music Guide. We will also service music discovery drivers, a new form of file-sharing and which include iMix (a division of iTunes), Pandora and LastFM, to increase online sales of individual tracks on downloadable playlists.

We have begun song selection for "True to the Game – Volume II" and have an agreement in principal to include a track featuring Tupac in the project.

Government Regulation

We are not subject to any specific government regulations that affect the dissemination and/or distribution of our products. However, the Recording Industry Association of America (RIAA) has undertaken efforts to curb illicit peer-to-peer dissemination of recorded music in digital format, which efforts may result in requirements that certain restrictions and safeguards be encoded within digital music tracks to prevent such unlawful dissemination or copying.

Copyrights and Intellectual Property

Our prerecorded music business, like that of other companies involved in prerecorded music, will primarily rest on ownership or control and exploitation of musical works and sound recordings. Our music products are and will be protected under applicable domestic and international copyright laws.

Although circumstances vary from case to case, rights and royalties relating to a particular recording typically operate as follows. When a recording is made, copyright in that recording generally vests either in the recording artists and/or their production companies (and is licensed to the recording company) or in the record company itself, depending on the terms of the agreement between them. Similarly, when a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a third-party music publishing company) or in a third-party music publishing company or in a publishing company owned and controlled by the artist. A public performance of a record will result in money being paid to the writer and publisher. The rights to reproduce songs on sound carriers (i.e., compact discs) are obtained by record companies or publishers from the writer or the publishing company entitled to license such compositions. The manufacture and sale of a sound carrier results in mechanical royalties being payable by the record company to the publisher of the composition, who then remits a portion of such royalties to the writer or writers of the composition at previously agreed or statutory rate for the use of the composition and by the record company to the recording artists for the manufacture and distribution of the recording. We operate in an industry in which revenues are adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by unauthorized and illegal downloading/copying from the Internet for personal use.

Potential publishing revenues may be derived from our ownership interest in musical compositions, written in whole or in part by our recording artists who enter into agreements with us. Our ownership in artist works will vary on a case by case basis, and we anticipate that in some cases we will obtain 100% ownership, in other cases we will have partial ownership and in some cases we will have no ownership interest. We obtain rights to musical compositions in various ways, including licensing existing masters that have not been previously released to the public, by in-house recording and production of musical compositions for specific projects or by contracting third party producers, musicians and engineers to produce musical tracks specifically for our project.

Performance rights in compositions that we own are enforced under agreements we and the writer have with performing rights organizations (such as the American Society of Composers, Authors, and Publishers ("ASCAP"), Broadcast Music, Inc.("BMI"), and SESAC, Inc.), which license the public performance of a composition to commercial users of music such as radio and television broadcasters, restaurants, retailers, etc., and disburse collected fees based upon the frequency and type of public performances they identify. Generally, revenues from publishing are generated in the form of: (1) mechanical royalties, paid by the record company to the publisher for the mechanical duplication of a particular copyrighted composition (as distinct from the copying of the artist's performance of that composition); (2) performance royalties, collected and paid by performing rights entities such as ASCAP and BMI for the actual public performance of the composition as represented by radio airplay, Musak, or as a theme or jingle broadcast in synchronization with a visual image via television; (3) sub-publishing revenues derived from copyright earnings outside of the United States and Canada from our collection agents located outside of the United States and Canada; and (4) licensing fees derived from printed sheet music, uses in synchronization with images as in video or film scores, computer games and other software applications, and any other use involving the composition.

We will rely on exclusive licensing agreements with the charities with which we team to provide protection for the products and products that are produced.

Markets and Competition

The music industry is a multi-billion dollar industry which, according to industry sources, grossed $10.3 billion in 2007 with expected growth to $12.2 billion by 2011 in the United States alone. Global growth is expected to grow at a rate of 5.4% annually to 2011, led my the Asia-Pacific sector. The growth of this sector has been inhibited by the inability of many companies to streamline and modernize their approach to the end user. Mobile music services are at the center of industry growth. Therefore, we have made it a priority in our projects to position ourselves to acquire these rights. Moreover, we will continue to differentiate ourselves from our competition and attempt to claim a respectable share of the marketplace through use of the Internet, viral marketing techniques, non-traditional retail outlets, cross industry marketing, cable television, short film marketing and other innovative forms of access.

We seek to utilize the talents of well-established artists rather than establishing new and unknown artists or actively developing artists' careers, although in some instances a new or emerging artist will be coupled with an established artist. As a result, we are not in direct competition with other start-up record labels that seek to discover and contract with new and emerging talent. Rather, our primary competitors are more established record companies such as Sony, Universal and Warner. However, if our business model proves to be successful, we expect other companies to emulate our model. Therefore, to the extent possible, we attempt to secure contracts with our charitable and philanthropic partners on an exclusive basis to ensure control of market share and the participation of high profile artists.

Employees

As of February 27, 2009, we had five (5) full-time employees and no part-time employees. We also utilize the services of independent, third party consultants as our needs require.

Revenue Streams

The two primary revenue streams we intend to target are (1) sales of music products via third party distributors, both at retail stores and over the Internet, and (2) direct sales of music in digital format via download from our website or online purchase of our products.

It is customary in the industry for a third party distributor to receive a portion of the proceeds from sales effected by the distributor. However, we believe it is important to avail ourselves of this method of sale and distribution as it enables us to reach a broader consumer base and to generate greater public exposure for our products and our artists.

DESCRIPTION OF PROPERTY

Our principal offices are located at 888 Seventh Avenue, 35th Floor, New York, NY 10010, which consist of approximately 800 square feet of a commercial office facility. We occupy these offices under an arrangement with our independent accounting firm which does not currently charge us for our occupancy. All of our printing, manufacturing, distribution and warehousing is performed by independent contractors.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Forward-Looking Information

You should read the following plan of operation together with our financial statements and related notes appearing elsewhere in this offering circular. This plan of operation contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" or elsewhere in this Offering Statement.

Overview

We were incorporated on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. We did not generate any revenues from these activities.

On January 1, 2009, we acquired all of the outstanding shares of Stadium Entertainment Corp. pursuant to the Share Exchange in which we issued an aggregate 75,000,000 shares of Common Stock in exchange for all of the outstanding shares of common stock of Stadium Entertainment Corp. Stadium Entertainment Corp. is a development stage company and has not achieved any revenues to date. Stadium Entertainment was founded in December 2007 to provide, market and distribute prerecorded music products of established recording artists to raise funds for worthy charitable philanthropic organizations and generate profits from its business.

Results of Operations for the Year Ended December 31, 2008

Stadium Entertainment achieved no revenues during the year ended December 31, 2008. Total operating expenses during 2008 were $969,603, including production expenses of $373,937 (of which $335,484 are recoupable) and general and administrative expenses of $969,603. General and administrative expenses consisted primarily of salaries ($385,000), advertising and promotion costs ($237,140), professional fees ($124,172), travel expenses ($69,846), public relations costs ($55,021), payroll taxes ($34,303) and insurance ($23,363). Stadium Entertainment incurred a net loss of $1,407,981 for the year ended December 31, 2008.

Plan of Operation

At December 31, 2008, we had $21,964 of cash. Stadium Entertainment has funded its operations to date through equity contributions from its founders and a loan from a related party in the aggregate principal amount of approximately $1,365,000, which is past due. We plan to finance our capital needs primarily from the sale of debt and/or equity securities, including the proceeds of this offering. We expect that we will receive revenues from our first pre-recorded music product in April 2009; however, no assurance can be given that the receipt of revenues will not be deferred until a later time. We expect that the proceeds of this offering, together with revenues generated from our business activities will be sufficient to support our operations for 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. No assurance can be given that we will be able to raise the capital required to develop and support our business.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following list names each person who serves as a director, executive officer or significant employee of the Company and the period during which each has served in the respective position with the Company, as well as each person who has been nominated or chosen to become a director or executive officer.

Name	Age	Position
David Berman		Chief Executive Officer, Director
Gary Katz	67	President, Director
Camille Barbone	57	Chief Operating Officer, Chief Financial Officer and Director

David Berman was appointed Chief Executive Officer of Stadium Entertainment in January 2009. Since October 2001 to the present, Mr. Berman has provided consulting services to participants in the music industry and served as an expert witness on music industry matters. From February 1998 until April 2001, he served as President of Buena Vista Music Group, the pre-recorded music and music publishing arm of The Walt Disney Company. From April 1991 until April 2001, Mr. Berman served as Senior Executive and General Counsel of Geffen Records. Prior thereto, he served as President of Capitol Industries, a division of EMI Music Group, which he joined in 1989. From 1976 until 1987 he served in various capacities for Warner Brother Records, and was engaged in the private practice of law from 1969 until 1976 and from 1989 until 1991. He graduated from Harvard Law School in 1969.

Gary Katz, a founder of Stadium Entertainment, is an acclaimed producer with more than 30 years experience in the music industry. From November 2006 until joining Stadium Entertainment, Mr. Katz was an independent consultant and record producer for a select roster of clients in the music industry. From December 2004, he served as President of Winedark Records. From January 1, 2001 until December 2004, Mr. Katz served as Vice President of Artist & Repertoire for Aezra Records. Mr. Katz was instrumental for the signing of artists such as Jimmy Buffet, Chaka Khan (Rufus), Jim Croce, Prince and Dire Straits, and has provided consulting services to several major record companies.

Camille Barbone, a founder of Stadium Entertainment, has more than 30 years experience in the entertainment industry. Prior to founding Stadium Entertainment, Ms. Barbone operated Barbone Consult Group which provided promotional, development, production, sales and marketing services to various clients including record companies, music distribution companies, artists and artist development teams. From December 2004 to November 2006 she served as Vice President; General Manager of Winedark Records – Fontana Universal Distribution, where her responsibilities included supervision of all operational, administrative, budgetary and departmental activities. Ms. Barbone served in a similar capacity with Aezra-EMI Records from April 2003 until December 2004. She served as Vice President-Artist Relations for Aezra-EMI Records from March 2001 until April 2003. Earlier in her career she held key positions at major record labels such as Production Director for Columbia/Epic, Director of New Release Production for Phonogram/Mercury and Director of Artist and Repertoire for Buddah Entertainment. In 1977 she formed August Artists Ltd. where she provided an innovative alternative for the new music scene in New York City. During this period Ms. Barbone was responsible for discovering, developing and managing signed Madonna. Ms. Barbone has also worked on artist development and promotion at major record labels, such as Arista, MCA, Universal, Warner Brothers, Disney Music Publishing, SESAC, Warner Chappell Music, Atlantic and TVT Records. She has owned and operated two key recording studios – Gotham Sound Studios in New York City, and Long View Farm Studios, a residential recording facility located on a 120-acre farm in rural Massachusetts. Her recording studio clients have included The Indigo Girls, Geezer Butler, The Rolling Stones, Aerosmith, Michael Bolton, and Living Colour. Ms. Barbone has created and produced major musical concerts and series such as the American Express Songmasters Inside-Out series featuring gold- and platinum-selling artists, the Gospel segment of Woodstock '94, two concerts at the 2002 Olympics in Salt Lake City for the Coca Cola Company and three performances at the 2003 Gravity Games. Ms. Barbone served on the staff and taught at the City University of New York for five years and was responsible for creating and launching its Entertainment Marketing Department and Internship program. She has served as a music supervisor for key motion pictures and has placed songs and music in films by Steven Spielberg, Wes Craven, Disney, Miramax Films, and Cinepix.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors during the year ended December 31, 2008 fiscal year, and of all of the officers and directors as a group.

Name	Capacities in Which Remuneration was Received	Aggregate Remuneration
Gary Katz	President	$100,000
Camille Barbone	Chief Operating Officer	$100,000
Jerome Mas	Executive Vice President	$90,000
All Officers and Directors as a Group (3 Persons)		$290,000

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of February 24, 2009, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Company's Common Stock, which is the only class of the Company's capital stock with shares issued and outstanding, by (i) each of the three highest paid persons who are officers and directors of the Company, (ii) each person or group of persons known by the Company to be the beneficial owner of more than ten percent (10%) of the Company's outstanding Common Stock, and (iii) all directors and executive officers of the Company as a group:

Name and Address of Owner	Number of Shares	Percent of Class
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37,500,000	37.5%
David Berman 888 Seventh Avenue, 35th Floor New York, NY 10010	---	---
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%

Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Jerome Mas 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
All Officers and Directors as a Group (5 Persons) (1) (2)	88,333,333	88.3%

(1) Represents 12,500,000 of the shares owned by Stadium Entertainment Group, LLC, a beneficial owner of 37.5% of our outstanding Common Stock. Each of these shareholders has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC and a one-third (1/3) pecuniary interest in the shares owned by it.

(2) Includes shares owned by each of Sandstone Investment Partners, LLC (37,500,000 shares), Emerald Asset Advisors, LLC (5,000,000 shares) and Michael Xirinachs (8,333,333 shares). Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2009, we completed the Share Exchange and acquired all of the outstanding Common Stock of Stadium Entertainment. At the time of the Share Exchange, Michael Xirinachs was our sole officer and director, and the beneficial owner of 53.3% of our outstanding Common Stock. Mr. Xirinachs owns a 100% membership interest in Sandstone Investment Partners, LLC which owned 50% of the outstanding Common Stock of Stadium Entertainment immediately before the completion of the Share Exchange.

During 2008, Sandstone, LLC loaned an aggregate of $1,364,800 to us under a loan agreement which provides for interest on the unpaid balance at a rate of ten percent (10%) per annum. The loan became due on February 14, 2009. Michael Xirinachs is the managing member of each of Sandstone, LLC and Emerald Asset Advisors, LLC which is the beneficial owner of approximately 50.8% of the outstanding Common Stock. The loan, which becomes due in full in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro Baseball League Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of any of the foregoing.

PLAN OF DISTRIBUTION

No Underwriting

The offering is not underwritten. We have not employed outside brokers or sales agents for this offering. The shares will be marketed only by the directors and officers of the Stadium Entertainment, who will not receive any commissions or other compensation for these sales. Because this offerings is not underwritten, we may not sell as many shares as we possibly could have sold if we had used an underwriter.

Purchase of Common Stock

We will offer shares of Common Stock having a minimum aggregate offering price of $1,000,000 and a maximum aggregate offering price of $3,000,000 for sale to the public beginning on or about [ ], 2009. In our sole discretion, we may accept or reject all or part of any subscription received from subscribers who wish to purchase shares in the offering.

The initial offering price is $.25 per share. If after the commencement of this offering a trading market develops in our shares, shares will be offered at prevailing market prices, but not less than $.25 per share.

Any person, including shareholders, who wishes to purchase shares of Common Stock during the offering to the public must complete and sign the Subscription Agreement delivered with this Offering Statement and deliver it, together with the subscription price to Stadium Entertainment Holding Corp. at the address specified in the Subscription Agreement. Any offers to subscribe for shares of Common Stock during the offering to the public are not binding until we accept them, and we reserve the right to accept or reject all or part of any subscription offer in our sole discretion. To determine which subscriptions to accept in whole or in part, we may take into consideration the order in which the subscriptions are received, among other things. Any subscriber whose subscription is rejected shall have his, her or its funds returned without interest. All offers to subscribe must be made for shares of Common Stock having a minimum aggregate purchase price of $25,000, unless we, in our sole discretion, accept fewer shares, which we may do with regard to a limited number of subscriptions. The purchase price must be paid in United States currency by check, draft or money order drawn to the order of "Stadium Entertainment Holding Corp. – Stock Offering."

Time Frame of Subscription

Subscriptions from the public, including shareholders, will be accepted until 5:30 p.m. New York City time on [ ], 2010, unless extended as determined by our board of directors in its sole discretion. We may, in our sole discretion, elect to extend either the deadline for the offering for up to an additional ninety (90) days. However, there can be no assurance as to the exact length of an extension, if any is granted. Subscribers purchasing shares of Common Stock will be issued stock certificates as soon as practicable after acceptance of their subscriptions. If shares having a minimum aggregate purchase price of $1,000,000 have not been subscribed for on or before __________, 2009, we will return to subscribers the subscription amounts, without interest.

Assignability

No subscriber's privileges or rights under a Subscription Agreement are assignable without our written consent, which may be withheld in our discretion. Subscription rights should not be confused with a shareholder's right to transfer shares of the Company's Common Stock after the shares have been issued.

Reservations

In addition to the minimum share purchase limits, we may reject any subscription at any time for any reason made pursuant to the offering, in our sole discretion.

Shares having a minimum aggregate purchase price of $1,000,000 must be sold in order to complete the offering.

All subscription proceeds will be immediately available to the Company upon our acceptance of the subscription. If, for any reason, funds are returned to any subscriber, the amount returned will be without interest. We reserve the right to terminate the offering for any reason at any time.

SECURITIES BEING OFFERED

General

We are offering shares of our Common Stock, $.001 par value per share. Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $.001 per share, of which 100,000,000 shares are currently issued and outstanding. Following this offering, if all shares offered hereby are sold at the initial offering price of $.25 per share, 112,000,000 shares of Common Stock will be issued and outstanding. Our Common Stock has the following rights:

Dividend Rights

The holders of the Common Stock are entitled to dividends when, as and if declared by our board of directors, subject to the restrictions imposed by applicable law.

Voting Rights

Under the Nevada Revised Statutes and our Amended and Restated Certificate of Incorporation, each share of Common Stock is entitled to one vote per share. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive, on a pro rata basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have priority rights upon liquidation.

Preemptive Rights

Holders of our Common Stock do not have preemptive rights to acquire our securities.

Liability to Further Calls or to Assessment by the Company

Holders of Common Stock are not subject to further calls or assessments.

PART FS – FINANCIAL STATEMENTS

Stadium Entertainment Holding Corp.
(formerly known as FRS Group, Inc.)

STADIUM ENTERTAINMENT CORPORATION

BALANCE SHEET

December 31, 2008

Assets	
Current	
Cash	$ 21,964
Prepaid expenses	2,070
Total current assets	24,034
Total assets	$ 24,034
Liabilities	
Current	
Accrued expenses	$ 2,574
Accrued interest	64,441
Total current liabilities	67,015
Loan payable	1,364,800
Total liabilities	1,431,815
Stockholders' equity	
Common stock	200
Accumulated deficit	(1,407,981)
Total stockholder's equity	(1,407,781)
Total liabilities and stockholders' equity	$ 24,034

STADIUM ENTERTAINMENT CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenue	$ -
Total revenue	-
Expenses	
Production expenses	
Non-recoupable costs	38,453
Recoupable costs	335,484
Total production expenses	373,937
Gross profit	(373,937)
Operating expenses	
General and administrative expenses	969,603
Total operating expenses	969,603
Operating loss	(1,343,540)
Other expense	
Interest expense	64,441
Total other expense	64,441
Net loss	$ (1,407,981)

STADIUM ENTERTAINMENT CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(1,407,981)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Prepaid expenses		(2,070)
Increase in:		
Accrued expenses		2,574
Accrued interest		64,441
Net cash used in operating activities		(1,343,036)
Cash flows from financing activities:		
Issuance of common stock		200
Proceeds from loan payable		1,364,800
Net cash provided by financing activities		1,365,000
Net increase in cash		21,964
Cash, January 1, 2008		-
Cash, December 31, 2008	$	21,964

STADIUM ENTERTAINMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2008	-	-	-	-
Issuance of 200 shares of common stock	200			200
Net loss			(1,407,981)	(1,407,981)
Balance, December 31, 2008	$ 200	$ -	$ (1,407,981)	$ (1,407,781)

STADIUM ENTERTAINMENT HOLDING CORPORATION
(Formely known as FRS Group Inc.)

BALANCE SHEET

December 31, 2008

Assets	
Current	
Cash	$ -
Total current assets	-
Total assets	**$ -**
Liabilities	
Current	
Account payable	$ 3,207
Total current liabilities	3,207
Stockholders' deficit	
Common stock, $.001 par value 500,000,000 common shares authorized, 55,000,000 shares issued	55,000
Additional paid-in capital	(50,000)
Accumulated deficit	(8,207)
Total stockholder's deficit	(3,207)
Total liabilities and stockholders' equity	**$ -**

STADIUM ENTERTAINMENT HOLDING CORPORATION
(Formely known as FRS Group Inc.)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue	$ -	$ -
Total revenue	-	-
Expenses		
Accounting and professional fees	200	200
Total expenses	200	200
Operating loss	(200)	(200)
Provision for income taxes	-	-
Net loss	$ (200)	$ (200)

STADIUM ENTERTAINMENT HOLDING CORPORATION
(Formely known as FRS Group Inc.)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (200)	$ (200)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Accounts payable	200	200
Net cash used in operating activities	-	-
Net increase in cash	-	-
Cash, January 1	-	-
Cash, December 31	$ -	$ -

STADIUM ENTERTAINMENT HOLDING CORPORATION
(Formely known as FRS Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, January 1, 2007	55,000	(50,000)	(7,807)	(2,807)
Net loss			(200)	(200)
Additional paid-in capital				-
Balance, December 31, 2007	55,000	(50,000)	(8,007)	(3,007)
Net loss			(200)	(200)
Additional paid-in capital				-
Balance, December 31, 2008	$ 55,000	$ (50,000)	$ (8,207)	$ (3,207)

STADIUM ENTERTAINMENT CORPORATION

PRO FORMA COMBINED BALANCE SHEET

December 31, 2008

	SE Corp. 2008	SEH Corp. 2008	Consolidated 2008
Assets			
Current			
Cash	$ 21,964	$ -	$ 21,964
Prepaid expenses	2,070	-	2,070
Total current assets	24,034	-	24,034
Total assets	$ 24,034	$ -	$ 24,034
Liabilities			
Current			
Account payable & accrued expenses	2,574	3,207	5,781
Accrued interest	64,441	-	64,441
Total current liabilities	67,015	3,207	70,222
Loan payable	1,364,800	-	1,364,800
Total liabilities	1,431,815	3,207	1,435,022
Stockholders' equity			
Common stock	200	55,000	55,200
Additional paid-in capital	-	(50,000)	(50,000)
Accumulated deficit	(1,407,981)	(8,207)	(1,416,188)
Total stockholders' equity	(1,407,781)	(3,207)	(1,410,988)
Total liabilities and stockholders' equity	$ 24,034	$ -	$ 24,034

STADIUM ENTERTAINMENT CORPORATION

PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007

	SE Corp. 2008	SEH Corp. 2008	Consolidated 2008	Consolidated 2007
Revenue	$ -	$ -	$ -	$ -
Total revenue	-	-	-	-
Expenses				
Production expenses				
Non-recoupable costs	38,453	-	38,453	
Recoupable costs	335,484	-	335,484	
Total production expenses	373,937	-	373,937	-
Gross profit	(373,937)	-	(373,937)	-
Operating expenses				
General and administrative expenses	969,603	200	969,803	200
Total operating expenses	969,603	200	969,803	200
Operating loss	(1,343,540)	(200)	(1,343,740)	(200)
Other expense	-	-	-	-
Interest expense	64,441	-	64,441	-
Total other expense	64,441	-	64,441	-
Net loss	$ (1,407,981)	$ (200)	$ (1,408,181)	$ (200)

PART III. - EXHIBITS

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp.
2.2	By-laws of Stadium Entertainment Holding Corp.
4.1	Form of Subscription Agreement
6.1	Distribution Agreement dated as of January 20, 2009 EMI Global Music Services and Stadium Entertainment Corp.
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc.*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp.*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc.*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc.*
6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC*

6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp.
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp.
11	Opinion of Giordano, Halleran & Ciesla, P.C. (to be filed by amendment)

*Information has been omitted from this exhibit and is subject to a request for confidential treatment.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on February 28, 2009

Stadium Entertainment Holding Corp.

By: ______________________
Name: David Berman
Title: Chief Executive Officer

POWER OF ATTORNEY

The undersigned Directors and officers of Stadium Entertainment Holding Corp. hereby constitute and appoint **Gary Katz** and **Camille Barbone** and each of them with full power to act and with full power of substitution and re-substitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Offering Statement under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
David Berman	Chief Executive Officer and Director	February 28 2009
Gary Katz	President and Director	February 28 2009
Camille Barbone	Chief Operating Officer, Chief Financial Officer and Director	February 28 2009

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on February 28, 2009

Stadium Entertainment Holding Corp.

By: /________________________
Name: David Berman
Title: Chief Executive Officer

POWER OF ATTORNEY

The undersigned Directors and officers of Stadium Entertainment Holding Corp. hereby constitute and appoint **Gary Katz** and **Camille Barbone** and each of them with full power to act and with full power of substitution and re-substitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Offering Statement under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
David Berman	Chief Executive Officer and Director	February 28, 2009
Gary Katz	President and Director	February 28, 2009
Camille Barbone	Chief Operating Officer, Chief Financial Officer and Director	February 27, 2009

::ODMA\PCDOCS\GHCDOCS\677713\1

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on February 28, 2009

Stadium Entertainment Holding Corp.

By: /
Name: David Berman
Title: Chief Executive Officer

POWER OF ATTORNEY

The undersigned Directors and officers of Stadium Entertainment Holding Corp. hereby constitute and appoint **Gary Katz** and **Camille Barbone** and each of them with full power to act and with full power of substitution and re-substitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Offering Statement under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
David Berman	Chief Executive Officer and Director	February 28, 2009
Gary Katz	President and Director	February 28, 2009
Camille Barbone	Chief Operating Officer, Chief Financial Officer and Director	February 28, 2009

::ODMA\PCDOCS\GHCDOCS\677713\1

EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp.
2.2	By-laws of Stadium Entertainment Holding Corp.
4.1	Form of Subscription Agreement
6.1	Distribution Agreement dated as of January 20, 2009 between EMI Global Music Services and Stadium Entertainment Corp.
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc.*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp.*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc.*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc.*

6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC*
6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp.
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp.
11	Opinion of Giordano, Halleran & Ciesla, P.C. (to be filed by amendment)

*Information has been omitted from this exhibit and is subject to a request for confidential treatment.

Exhibit 2.1

50

2.1

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

Filed in the office of	Document Number
	20080828061-55
Ross Miller	Filing Date and Time
Secretary of State	12/23/2008 8:45 AM
State of Nevada	Entity Number
	E0051842005-0

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

FRS Group Inc.

2. The articles are being ☐ Restated or ☒ Amended and Restated (check only one). Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on ________ : The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☒ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☐ Articles have been deleted.

☐ Other. The articles or certificate have been amended as follows (provide article numbers, if available):

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FRS GROUP INC.

(to be known upon and after the effective date of the filing of this Amended and Restated Certificate of Incorporation as Stadium Entertainment Holding Corp.)

(Pursuant to NRS 78.385, 78.390, 78.403, 78.207 and 78.209)

THE UNDERSIGNED HEREBY CERTIFIES THAT:

1. He is the duly elected and acting President of FRS Group Inc., a Nevada corporation (the "Corporation").

2. By unanimous written consent of the Board of Directors of the Corporation dated December 15, 2008 resolutions approving and adopting this Amended and Restated Certificate of Incorporation (the "Certificate") and approving a one for three reverse stock split of the Corporation's Common Stock (the "Reverse Stock Split"), were duly adopted and declared to be effective.

3. This Certificate and the Reverse Stock Split was approved and adopted by written consent of the holders of 40,000 shares of the Common Stock of the Corporation (representing fifty three and 33/100 percent (53.33%) of the Corporation's issued and outstanding Common Stock). No shares were voted against the adoption of this Certificate or the Reverse Stock Split.

4. The current number of authorized shares and the par value of each class or series of capital stock of the Corporation before the Reverse Stock Split and the effective date of the filing of this Certificate is as follows:

Common Stock, par value $.001 per share; 500,000,000 shares authorized

5. The number of authorized shares and the par value of each class or series of capital stock of the Corporation after the Reverse Stock Split and the effective date of the filing of this Certificate is as follows:

Common Stock, par value $.001 per share; 500,000,000 shares authorized

Preferred Stock, par value $.001 per share; 10,000,000 shares authorized.

6. The Reverse Stock Split affects the Common Stock. As a result of the Reverse Stock Split, upon the filing of this Amended and Restated Certificate of Incorporation, the total number of issued and outstanding shares of Common Stock held by each stockholder will automatically convert into the number of whole shares of Common Stock equal to (i) the total

number of issued and outstanding shares of Common Stock held by such stockholder immediately prior to the Reverse Stock Split, divided by (ii) three (3).

7. No fractional shares will be issued in connection with the Reverse Stock Split. In lieu of issuing fractional shares, the Corporation will issue one full share of post-Reverse Common Stock to any stockholder who otherwise would have received a fractional share as a result of the Reverse Stock Split. One hundred percent (100%) of the outstanding shares of Common Stock will be affected thereby.

8. The Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as of the date of the filing of this Amended and Restated Certificate of Incorporation:

ARTICLE I

CORPORATION NAME

The name of the corporation is Stadium Entertainment Holding Corp. (the "Corporation").

ARTICLE II

ADDRESS OF REGISTERED AGENT

The address of the Corporation's registered office in the State of Nevada is 100 W. Liberty Street, 10th Floor, Reno, Nevada 89501. The name of its registered agent at such address is Sierra Corporate Services, Inc.

ARTICLE III

PURPOSE OF THE CORPORATION

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Nevada.

ARTICLE IV

CAPITAL STOCK

Section 4.1 Total Number of Shares of Stock. The total number of shares of all classes of stock which the Corporation has authority to issue is Five Hundred Ten million (510,000,000), consisting of Five Hundred million (500,000,000) shares of Common Stock, $.001 par value per share (the "Common Stock"), and ten million (10,000,000) shares of Preferred Stock, $.001 par value per share (the "Preferred Stock").

Section 4.2 Common Stock.

(a) The holders of shares of Common Stock shall be entitled to one vote for each share so held with respect to all matters voted on by the stockholders of the Corporation. The shares of Common Stock do not have cumulative voting rights.

(b) Subject to any prior or superior right of the Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment shall have been made to the holders of the Preferred Stock of the full amount to which they are entitled, the holders of Common Stock shall be entitled to receive that portion of the remaining funds to be distributed. Such funds shall be paid to the holders of Common Stock on the basis of the number of shares of Common Stock held by each of them.

(c) Dividends may be paid on the Common Stock as and when declared by the Board of Directors.

Section 4.3 Undesignated Preferred Stock.

(a) The Preferred Stock may from time to time be divided into and issued in series. The different series of Preferred Stock shall be established and designated, and the variations in the relative rights and preferences as between the different series shall be fixed and determined, by the Board of Directors as hereinafter provided. In all other respects all shares of Preferred Stock shall be identical.

(b) The Board of Directors is hereby expressly authorized, subject to the provisions hereof, to establish series of Preferred Stock and to fix and determine by vote providing for the issuance of such series, which shall have the rights and preferences designated by the Board of Directors, including, but no limited to, any of the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares then outstanding) from time to time by the Board of Directors;

(ii) the dividend rate or rates and preferences, if any, to which the shares of such series shall be entitled, the times at and conditions upon which dividends shall be paid, any limitations, restrictions or conditions on the payment of dividends, and whether dividends shall be cumulative and, if cumulative, the terms upon and dates from which such dividends shall be cumulative, which dates may differ for shares of any one series issued at different times;

(iii) whether or not the shares of such series shall be redeemable, and, if redeemable, the redemption prices which the shares of such series shall be entitled to receive and the terms and manner of redemption;

(iv) the preferences, if any, and the amounts which the shares of such series shall be entitled to receive and all other special or relative rights of the shares of such series, upon any voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of the assets of, the Corporation;

(v) the obligation, if any, of the Corporation to maintain a purchase, retirement or sinking fund for shares of such series and the provisions with respect thereto;

(vi) the term, if any, upon which the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, including the price or prices or the rate of conversion or exchange and the terms of adjustments, if any;

(vii) the terms and conditions of the voting rights, if any, of the holders of the shares of such series, including the conditions under which the shares of such series shall vote as a separate class; and

(viii) such other designating preferences, powers, qualifications and special or relative rights or privileges of such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

ARTICLE V

In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by Chapter 78 of the Nevada Revised Statutes or other statutes or laws of the State of Nevada, the board of directors is expressly authorized: (i) to make, amend, alter, or repeal the bylaws of the Corporation; (ii) to provide indemnification of directors, officers, employees, agents and other persons to the fullest extent permitted by law through bylaw provisions, agreements with the indemnitees, vote of shareholders or disinterested directors or otherwise; and (iii) to fix and determine designations, preferences, privileges, rights and powers and relative, participating, optional or other special rights, qualifications, limitations or restrictions on the capital stock of the Corporation as provided by Nev. Rev. Stat. §§78.195 and 78.196, unless otherwise provided herein.

ARTICLE VI

No director or officer of the Corporation will be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as an officer or director, excepting only (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of Nev. Rev. Stat. §78.300. No amendment or repeal of this Article VI applies to or has any effect on the liability or alleged liability of any officer or director of this Corporation for or with respect to any acts or omissions of the director or officer occurring prior to the amendment or repeal, except as otherwise required by law.

ARTICLE VII

The provisions of Nev. Rev. Stat. §§78.378 to 78.3793, inclusive, do not apply to the Corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Further, the Corporation expressly elects not to be governed by Nev. Rev. Stat. §§78.411 to 78.444, inclusive.

IN WITNESS WHEREOF, the undersigned has hereunto executed this Amended and Restated Certificate of Incorporation on this 15th day of December, 2008.

Michael Xirinachs, President

::ODMA PCDOCS GHCDOCS 669519\1

Exhibit 2.2

BYLAWS

Bylaws for the regulation, except as otherwise provided by statute or its Articles of Incorporation of

FRS GROUP INC.

a Nevada corporation

ARTICLE I. OFFICES.

Section 1. PRINCIPAL EXECUTIVE OFFICE. The principal executive office of the corporation shall be fixed and located at 1902 Mckenzie Road, Abbotsford, B.C. V2S 3Z4 Canada. The Board of Directors (hereinafter the "Board") is granted full power and authority to change said principal executive office from one location to another within or without the State of Nevada. Any such change shall be noted in the Bylaws opposite this Section or this Section may be amended to state the new location.

Section 2. OTHER OFFICES. Branch or subordinate offices may be established at any time by the Board at any place or places.

ARTICLE II. STOCKHOLDERS.

Section 1. PLACE OF MEETINGS. Meetings of stockholders shall be held either at the principal executive office of the corporation or at any other place within or without the State of Nevada which may be designated by the Board.

Section 2. ANNUAL MEETINGS. The annual meetings of stockholders shall be held on such date and at such time as may be fixed by the Board. At such meetings, directors shall be elected and any other proper business may be transacted.

Section 3. SPECIAL MEETINGS. Special meetings of the stockholders may be called at any time by the Board, the Chairman of the Board or the President. Upon request in writing to the Chairman of the Board, the President, any Vice President or the Secretary by any person (other than the Board) entitled to call a special meeting of stockholders, the officer forthwith shall cause notice to be given to the stockholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the persons entitled to call the meeting may give the notice.

Section 4. NOTICE OF ANNUAL OR SPECIAL MEETING. Written notice of each annual or special meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote thereat. Such notice shall state the place, date and hour of the meeting and in the case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice must be signed by the President, or any Vice-President, Secretary or any Assistant Secretary. Except as otherwise expressly required by law, notice of any adjourned meeting of the stockholders need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

Notice of a stockholders' meeting shall be given either personally or by mail or by other means of written communication, addressed to the stockholder at the address of such stockholder appearing on the books of the corporation or given by the stockholder to the corporation for the purpose of notice. Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States' mail, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or actually transmitted by the person giving the notice by electronic means, to the recipient.

Section 5. NOTICE OF BUSINESS. At any meeting of stockholders, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board, or (b) by a stockholder of record entitled to vote at such meeting who complies with the notice procedures set forth in this Section. For business to be properly brought before a meeting by such a stockholder, the stockholder shall have given timely notice thereof in writing to the Secretary of the corporation. To be timely, such notice shall be delivered to or mailed and received at the principal executive office of the corporation not less than thirty days nor more than ninety days prior to the meeting; <u>provided</u>, <u>however</u>, that in the event that less than forty days' notice of the date of the meeting is given by the corporation, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or otherwise given. Such stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting, and in the event that such business includes a proposal to amend either the Articles of Incorporation or the Bylaws of the corporation, the language of the proposed amendment, (b) the name and address of the stockholder proposing such business, (c) the class and number of shares of stock of the corporation which are owned by such stockholder, and (d) any material personal interest of such stockholder in such business. If notice has not been given pursuant to this Section, the Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that the proposed business was not properly brought before the meeting, and such business may not be transacted at the meeting.

Section 6. NOTICE OF BOARD CANDIDATE. At any meeting of stockholders, a person may be a candidate for election to the Board only if such person is nominated (a) by or at the direction of the Board, (b) by any nominating committee or person appointed by the Board, or (c) by a stockholder of record entitled to vote at such meeting who complies with the notice procedures set forth in this Section. To properly nominate a candidate, a stockholder shall give timely notice of such nomination in writing to the Secretary of the corporation. To be timely, such notice shall be delivered to or mailed and received at the principal executive office of the corporation not less than thirty days nor more than ninety days prior to the meeting; provided, however, that in the event that less than forty days' notice of the date of the meeting is given by the corporation, notice of such nomination to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or otherwise given. Such stockholder's notice to the Secretary shall set forth (a) as to each person whom the stockholder proposes to nominate (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of stock of the corporation which are owned by the person, and (iv) any other information relating to the person that would be required to be disclosed in a solicitation of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934; and (b) as to the stockholder giving the notice (i) the name and address of such stockholder and (ii) the class and number of shares of stock of the corporation owned by such stockholder. The corporation may require such other information to be furnished respecting any proposed nominee as may be reasonably necessary to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election by the stockholders as a director at any meeting unless nominated in accordance with this Section.

Section 7. QUORUM AND ADJOURNMENT. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for holding all meetings of stockholders, except as otherwise provided by applicable law or by the Articles of Incorporation; provided, however, that the stockholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. If it shall appear that such quorum is not present or represented at any meeting of stockholders, the Chairman of the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. The Chairman of the meeting may determine that a quorum is present based upon any reasonable evidence of the presence in person or by proxy of stockholders holding a majority of the outstanding votes, including without limitation, evidence from any record of stockholders who have signed a register indicating their presence at the meeting.

Section 8. VOTING. In all matters except the election of Directors, when a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Articles of

Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question. Such vote may be viva voce or by written ballot; provided, however, that the Board may, in its discretion, require a written ballot for any vote, and further provided that all elections for directors must be by written ballot upon demand made by a stockholder at any election and before the voting begins.

Unless otherwise provided in the Articles of Incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder.

Notwithstanding the foregoing, at all elections of Directors of the corporation, each stockholder shall be entitled to as many votes as shall be equal to the number of such stockholder shares of capital stock entitled to vote multiplied by the number of Directors to be elected, and such stockholder, in his, her, or its sole discretion, may cast all or such votes for a single Director or may cast such votes among several Directors.

Section 9. RECORD DATE. The Board may fix, in advance, a record date for the determination of the stockholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect of any other lawful actions. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action.

Section 10. CONSENT OF ABSENTEES; WAIVER OF NOTICE. The transactions of any meeting of stockholders, however called and noticed, and wherever held, are as valid as though a meeting had been duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of stockholders need be specified in any written waiver of notice.

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Section 11. **PROXIES.** Every person entitled to vote shares has the right to do so either in person or by one or more persons authorized by a written proxy executed by such stockholder and filed with the Secretary. Any proxy duly executed is not revoked and continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting; provided, however, that no proxy shall be valid after expiration of three (3) years from the date of its execution unless otherwise provided in the proxy.

Section 12. **JUDGES OF ELECTION.** The Board may appoint a Judge or Judges of Election for any meeting of stockholders. Such Judges shall decide upon the qualification of the voters and report the number of shares represented at the meeting and entitled to vote, shall conduct the voting and accept the votes and when the voting is completed shall ascertain and report the number of shares voted respectively for and against each position upon which a vote is taken by ballot. The Judges need not be stockholders, and any officer of the corporation may be a Judge on any position other than a vote for or against a proposal in which such person shall have a material interest.

Section 13. **STOCKHOLDER LISTS.** The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or at the place of the meeting, and the list shall also be available at the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE III. DIRECTORS.

Section 1. **POWERS.** Subject to the limitations of the Articles of Incorporation or these Bylaws or the Nevada Revised Statutes, Chapter 78, relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board. The Board may delegate the management of the day-to-day operation of the business of the corporation to management or other persons provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Board shall have the following powers in addition to the other powers enumerated in these Bylaws:

(a) To select and remove all the other officers, agents and employees of the corporation, prescribe the powers and duties for them as may not be inconsistent with law, with the Articles of Incorporation or these Bylaws and fix their compensation.

(b) To conduct, manage and control the affairs and business of the corporation and to make such rules and regulations therefor not inconsistent with law, or with the Articles of Incorporation or these Bylaws, as they may deem best.

(c) To adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and such certificates from time to time as in their judgment they may deem best.

(d) To authorize the issuance of shares of stock of the corporation from time to time, upon such terms and for such consideration as may be lawful.

(e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor.

Section 2. NUMBER OF DIRECTORS. The authorized number of directors of the corporation shall be fixed from time to time by resolution adopted by the Board.

Section 3. ELECTION AND TERM OF OFFICE. Directors shall be elected at the annual meeting of stockholders and each director shall hold office until his successor is elected and qualified or until his death, retirement, earlier resignation or removal.

Section 4. VACANCIES. Any director may resign effective upon giving written notice to the Chairman of the Board, the President, Secretary or the Board, unless the notice specifies a later time for the effectiveness of such resignation. Vacancies in the Board may be filled by the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his or her successor is elected at an annual or special meeting of the stockholders.

Section 5. PLACE OF MEETING. Regular or special meetings of the Board shall be held at any place designated from time to time by the Board. In the absence of such designation, regular meetings shall be held at the principal executive office of the corporation.

Section 6. REGULAR MEETINGS. Regular meetings of the Board shall be held without call at such dates, times and places as the Board may establish from time to time. Call and notice of all regular meetings of the Board are hereby dispensed with.

Section 7. SPECIAL MEETINGS. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the President or the Secretary or by any two (2) directors.

Special meetings of the Board shall be held upon four (4) days' written notice or forty-eight (48) hours' notice given personally or by telephone, telegraph, telex or other similar means of communication. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the corporation or as may have been given to the corporation by the director for purposes of notice or, if such address is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held.

Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States mail, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission or actually transmitted by the person giving the notice by electronic means to the recipient. Oral notice shall be deemed to have been given at the time it is communicated, in person or by telephone or wireless, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient.

Section 8. QUORUM. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles of Incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action is approved by at least a majority of the required quorum for such meeting.

Section 9. PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE. Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another.

Section 10. WAIVER OF NOTICE. The transactions of any meeting of the Board, however called and noticed, and wherever held, are as valid as though a meeting had been duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 11. ADJOURNMENT. A majority of the directors present, whether or not a quorum is present, may adjourn any directors' meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

Section 12. FEES AND COMPENSATION. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board.

Section 13. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the Board or committee thereof may be taken without a meeting if all members of the Board or committee shall individually or collectively consent in writing to such action. Such consent or consents shall have the same effect as a unanimous vote of the Board or committee and shall be filed with the minutes of the proceedings of the Board or committee.

Section 14. COMMITTEES. The Board may appoint one (1) or more committees, each consisting of two (2) or more directors, and delegate to such committees any of the authority of the Board except with respect to:

(i) The approval of any action for which the Nevada Revised Statutes, Chapter 78, also requires stockholders approval or approval of the outstanding shares;

(ii) The filling of vacancies on the Board or in any committee;

(iii) The fixing of compensation of the directors for serving on the Board or on any committee;

(iv) The amendment or repeal of Bylaws or the adoption of new Bylaws;

(v) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(vi) The appointment of other committees of the Board or the members thereof.

Any such committee must be appointed by resolution adopted by a majority of the whole board of directors and may be designated an Executive Committee or by such other name as the Board shall specify. The Board shall have the power to prescribe the manner in which the proceedings of any such committee shall be conducted. In the absence of any such prescription, such committee shall have the power to prescribe the manner in which its proceedings shall be conducted. Unless the Board or such committee shall otherwise provide, the regular and special meetings and other actions of any such committee shall be governed by the provisions of this Article applicable to meetings and actions of the Board. Minutes shall be kept of each meeting of each committee.

Section 15. RIGHTS OF INSPECTION. Every director shall have the absolute right at any reasonable time to inspect and copy all the books, records and documents of every kind and to inspect physical properties of the corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.

Section 16. ADVISORY DIRECTORS. The Board of Directors may appoint such additional advisory directors (by whatever name designated) to advise the Board on such matters and in such fashion as the Board may from time to time request. Such advisory directors shall be entitled to notice of, and to attend, regular and special meetings of the Board, but shall not be entitled to vote at such meetings and may be appointed or removed at the pleasure of the Board. Such advisory directors shall not be deemed to be regular members of the Board of Directors or employees of the corporation for any purpose whatsoever.

ARTICLE IV. OFFICERS.

Section 1. OFFICERS. The officers of the corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, a Secretary, a Chief Financial Officer, a Controller, and a Treasurer. The corporation may also have, at the discretion of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Financial Officers, and such other officers as may be elected or appointed in accordance with the provisions of Section 2 of this Article.

Section 2. APPOINTMENT OF OFFICERS. The officers of the corporation shall be appointed by the Board of Directors. Each of these officers shall hold office for such period and shall have such authority and perform such duties as are prescribed by these Bylaws or determined from time to time by the Board of Directors.

Section 3. REMOVAL AND RESIGNATION. Any officer may be removed, with or without cause, by the Board of Directors at any time or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board. Any such removal shall be without prejudice to the rights, if any, of the officer under any contract of employment of the officer.

Any officer may resign at any time by giving written notice to the corporation, but without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular election or appointment to such office.

Section 5. CHAIRMAN OF THE BOARD. The Chairman of the Board shall preside at all meetings of the stockholders and at all meetings of the Board and shall have such other powers and duties as may from time to time be assigned by the Board.

Section 6. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer, subject to the control of the Board, the committees of the Board and the Chairman of the Board, is the general manager of the corporation. The Chief Executive Officer shall have supervising authority over and may exercise general executive power concerning the supervision, direction and control of the business and officers of the corporation, with the authority from time to time to delegate to the President and other officers such executive powers and duties as the Chief Executive Officer may deem advisable. In the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the Board and the stockholders.

Section 7. PRESIDENT. The President is the chief operating officer of the corporation and, subject to the control of the Board, the committees of the Board, the Chairman of the Board and the Chief Executive Officer, has supervisory authority over and may exercise general executive powers concerning the operations, business and subordinate officers of the corporation, with the authority from time to time to delegate to other officers such executive powers and duties as the President may deem advisable. In the absence of the Chairman of the Board and the Chief Executive Officer, the President shall preside at all meetings of the stockholders and at all meetings of the Board. The President has the general powers and duties of management usually vested in the office of President of a corporation and such other powers and duties as may be prescribed by the Board.

Section 8. VICE PRESIDENTS. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board or, if not ranked, the Vice President designated by the Board, shall perform all duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board.

Section 9. SECRETARY. The Secretary shall keep or cause to be kept, at the principal executive office and such other place as the Board may order, a book of minutes of all meetings of stockholders, the Board and its committees, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Board and committee meetings, and the number of shares present or represented at stockholders' meetings, and the proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the Bylaws of the corporation at the principal executive office or business office.

The Secretary shall keep, or cause to be kept, at the principal executive office a share register, or a duplicate share register, showing the name of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board and of any committees thereof required by these Bylaws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board.

Section 10. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation. The books of account shall at all times be open to inspection by any director.

The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. The Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the Chief Executive Officer, the President and directors, whenever they request it, an account of all transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

The Financial Officer or Officers, who are subordinate to the Chief Financial Officer, if any, shall, in the absence or disability of the Chief Financial Officer, or at his request, perform his duties and exercise his powers and authority, and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 11. CONTROLLER. The Controller shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and surplus shares. The Controller is responsible for the formulation of the corporation's accounting policies, procedures and practices, and the preparation of the corporation's financial reports. The Controller shall establish and administer a plan for the financial control of the corporation and compare performance with that plan. The Controller shall have such other powers and duties as the Board of Directors may from time to time prescribe.

Section 12. TREASURER. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the Chief Executive Officer, the President and directors, whenever they request it, an account of all transaction as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

ARTICLE V. STOCK.

Section 1. FORM OF STOCK CERTIFICATE. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President, and by the Chief Financial Officer or a subordinate Financial Officer, or the Secretary or an Assistant Secretary certifying the number of shares owned in the corporation. Any or all of the signatures on the certificate may be a facsimile signature. If any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of the issuance.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock. Except as otherwise provided in Section 78.195 of Nevada Revised Statutes, Chapter 78, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. TRANSFERS OF STOCK. Upon surrender of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3. LOST, STOLEN OR DESTROYED CERTIFICATES. The Board may direct a new certificate or certificates be issued in place of any certificate theretofore issued alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board may, in its discretion and as a condition precedent to the issuance, require the owner of such certificate or certificates, or such person's legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the lost, stolen or destroyed certificate.

Section 4. REGISTERED STOCKHOLDERS. The corporation shall be entitled to treat the holder of record of any share or shares of stock of the corporation as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by applicable law.

ARTICLE VI. OTHER PROVISIONS.

Section 1. ENDORSEMENT OF DOCUMENTS; CONTRACTS. Subject to the provisions of applicable law, any note, mortgage, evidence of indebtedness, contract, share certificate, conveyance or other instrument in writing and any assignment or endorsements thereof executed or entered into between the corporation and any other person, when signed by the Chairman of the Board, the President or any Vice President and the Secretary, any Assistant Secretary, the Chief Financial Officer or any Assistant Chief Financial Officer of the corporation shall be valid and binding on the corporation in the absence of actual knowledge on the part of the other person that the signing officers had no authority to execute the same. Any such instruments may be signed by any other person or persons and in such manner as from time to time shall be determined by the Board, and, unless so authorized by the Board, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or amount.

Section 2. REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The Chairman, the Chief Executive Officer, the President, any Vice President, Secretary or any other officer or officers authorized by the Board or the Chairman are each authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority herein granted may be exercised either by any such officer or by any other person authorized so to do by proxy or power of attorney duly executed by said officer.

Section 3. SEAL. It shall not be necessary to the validity of any instrument executed by any authorized officer or officers of the corporation that the execution of such instrument be evidenced by the corporate seal, and all documents, instruments, contracts and writings of all kinds signed on behalf of the corporation by any authorized officer or officers shall be as effectual and binding on the corporation without the corporate seal, as if the execution of the same had been evidenced by affixing the corporate seal thereto. The Board may give general authority to any officer to affix the seal of the corporation and to attest the affixing by signature.

Section 4. FISCAL YEAR. The fiscal year of the corporation shall be fixed by resolution of the Board.

Section 5. DIVIDENDS. Dividends on the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law, and may be paid in cash, in property or in shares of capital stock.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall determine to be in the best interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE VII. INDEMNIFICATION

Section 1. RIGHT TO INDEMNIFICATION. Each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent permitted by the laws of Nevada as the same exist or may hereafter be amended (but in the case of such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said laws permitted the corporation to provide prior to such amendment) against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement and amounts expended in seeking indemnification granted to such person under applicable law, this bylaw or any agreement with the corporation) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was initiated or authorized by one or more members of the Board of Directors of the corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Nevada Revised Statutes, Chapter 78, so requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. In no event shall anything herein contained be so construed as to permit the Board to authorize payment of, or the corporation to pay, any amounts for any purpose where the director or officer was engaged in any action or activity known to him or her while so engaged to be unlawful, nor any action or activity constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties and obligations to the corporation and the stockholders. The rights set forth herein shall not be exclusive of other right to which any director or officer may be entitled as a matter of law. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

Section 2. RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 1 of this Article is not paid in full by the corporation within thirty days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has failed to meet a standard of conduct which makes it permissible under Nevada law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met such standard of conduct, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct, shall be a defense to the action or create a presumption that the claimant has failed to meet such standard of conduct.

Section 3. NON-EXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 4. INSURANCE. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether

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or not the corporation would have the power to indemnify such person against such expense, liability or loss under Nevada law.

Section 5. EXPENSES AS A WITNESS. To the extent that any director, officer, employee or agent of the corporation is by reason of such position, or a position with another entity at the request of the corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

Section 6. INDEMNITY AGREEMENTS. The corporation may enter into indemnity agreements with the persons who are members of its Board of Directors from time to time, and with such officers, employees and agents as the Board may designate, such indemnity agreements to provide in substance that the corporation will indemnify such persons to the full extent contemplated by this Article.

Section 7. EFFECT OF AMENDMENT. Any amendment, repeal or modification of any provision of this Article VII by the stockholders and the directors of the corporation shall not adversely affect any right or protection of a director or other of the corporation existing at the time of the amendment, repeal or modification.

ARTICLE VIII. AMENDMENTS.

These Bylaws may be altered, amended, or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for the purpose) by a majority vote of the shares represented and entitled to vote at such meeting; provided that in the notice of such special meeting, notice of such purpose shall be given. Subject to the laws of the State of Nevada, the Board of Directors may, by majority vote of those present at any meeting at which a quorum is present, amend these Bylaws, or enact such other Bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the Corporation.

END OF DOCUMENT.

Exhibit 4.1

SUBSCRIPTION AGREEMENT

Stadium Entertainment Holding Corp.

1. Investment:

The undersigned ("Buyer") subscribes for shares of Common Stock (the "Shares") of Stadium Entertainment Holding Corp. (the "Company") having an aggregate offering price of $_____. The Buyer understands that (i) the Shares will be sold at an initial offering price of $.25 per share and (ii) if a trading market for the Shares develops, the Shares will be sold at the prevailing market price (the "Adjusted Price"), but not less than $.25 per share. If an Adjusted Price applies to Buyer's proposed purchase of Shares, Buyer will be notified of the Adjusted Price and will not be bound to purchase the subscribed Shares until written acceptance of the Adjusted Price is received by the Company.

PLEASE MAKE CHECKS PAYABLE TO: STADIUM ENTERTAINMENT HOLDING CORP.

2. Investor Information:

Name (type or print): ______________________________

SSN/EIN/Taxpayer I.D.:______________________________

E-mail address: ______________________________

Address: ______________________________

Joint Name (type or print): ______________________________

SSN/EIN/Taxpayer I.D. ______________________________

E-mail address: ______________________________

Address: ______________________________

Mailing Address (if difference from above)

____

Street City/State Zip

Business Phone: ( ) _____________Home Phone: ( )___________

3. Type of ownership: (You must check one box)

☐ Individual ☐ Custodian for ______________

☐ Tenants in Common ☐ Uniform Gifts to Minors Act of the State of: ___________

☐ Corporation (Inc., LLC, LP) – Please list all officers, directors partners, managers, etc:

____

☐ Joint Tenants with rights of Survivorship

☐ Partnership (Limited Partnerships use "Corporation")

☐ Trust

☐ Community Property

☐ Other (please explain) ___________________________________

4. Further Representations, Warrants and Covenants. Buyer hereby represents, warrants, covenants and agrees as follows:

(a) Buyer is at least eighteen (18) years of age with an address as set forth in this Subscription Agreement.

(b) Except as set forth in the Offering Circular distributed with this Subscription Agreement and the exhibits thereto, no representations or warranties, oral or otherwise, have been made to Buyer by the Company or any other person, whether or not associated with the Company or this offering. In entering into this transaction, Buyer is not relying upon any information, other than that contained in the Prospectus and the exhibits thereto and the results of any independent investigation conducted by Buyer at Buyer's sole discretion and judgment.

(c) Buyer understands that his or her investment in the Shares is speculative and involves a high degree of risk, and is not recommended for any person who cannot afford a total loss of the investment. Buyer is able to bear the economic risks of an investment in the Offering and at the present time can afford a complete loss of such investment.

(d) Buyer is under no legal disability nor is Buyer subject to any order, which would prevent or interfere with Buyer's execution, delivery and performance of this Subscription Agreement or his or her purchase of the Shares. The Shares are being purchased solely for Buyer's own account and not for the account of others and for investment purposes only, and are not being purchased with a view to or for the transfer, assignment, resale or distribution thereof, in whole or in part.

Buyer has no present plans to enter into any contract, undertaking, agreement or arrangement with respect to the transfer, assignment, resale or distribution of any of the Shares.

(e) Buyer has (i) adequate means of providing for his or her current financial needs and possible personal contingencies, and no present need for liquidity of the investment in the Shares, and (ii) a liquid net worth (that is, net worth exclusive of a primary residence, the furniture and furnishings thereof, and automobiles) which is sufficient to enable Buyer to hold the Shares indefinely.

(f) If the Buyer is acting without a Purchaser Representative, Buyer has such knowledge and experience in financial and business matters that Buyer is fully capable of evaluating the risks and merits of an investment in the Offering.

(g) Buyer has been furnished with the Prospectus. Buyer understands that Buyer shall be required to bear all personal expenses incurred in connection with his or her purchase of the Shares, including without limitation, any fees which may be payable to any accountants, attorneys or any other persons consulted by Buyer in connection with his or her investment in the Offering.

5. Indemnification.

Buyer acknowledges an understanding of the meaning of the legal consequences of Buyer's representations and warranties contained in this Subscription Agreement and the effect of his or her signature and execution of this Agreement, and Buyer hereby agrees to indemnify and hold the Company and each of its officers and/or directors, representatives, agents or employees, harmless from and against any and all losses, damages, expenses or liabilities due to, or arising out of, a breach of any representation, warranty or agreement of or by Buyer contained in this Subscription Agreement.

6. Acceptance of Subscription.

It is understood that this subscription is not binding upon the Company until accepted by the Company, and that the Company has the right to accept or reject this subscription, in whole or in part, in its sole and complete discretion. If this subscription is rejected in whole, the Company shall return to Buyer, without interest, the Payment tendered by Buyer, in which case the Company and Buyer shall have no further obligation to each other hereunder. In the event of a partial rejection of this subscription, Buyer's Payment will be returned to Buyer without interest, whereupon Buyer agrees to deliver a new payment in the amount of the purchase price for the number of Shares to be purchased hereunder following a partial rejection of this subscription.

7. Governing Law.

This Subscription Agreement shall be governed and construed in all respects in accordance with the laws of the State of New York without giving effect to any conflict of laws or choice of law rules.

IN WITNESS WHEREOF, this Subscription Agreement has been executed and delivered by the Buyer and by the Company on the respective dates set forth below.

______________________________ Signature of Buyer	Investor's Subscription
	Accepted this ____ day of ________, 2009
______________________________ Printed Name	Stadium Entertainment Holding Corp.
Date: __________________________	Accepted by: __________________________

Deliver completed subscription agreements and checks to:

Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, New York 10010

::ODMA\PCDOCS\GHCDOCS\677892\1

Exhibit 6.1

6:1 83

DISTRIBUTION AGREEMENT

This Distribution Agreement ("Agreement") is entered into as of January 20, 2009 by and between EMI Global Music Services ("EMI"), a division of Capitol Records LLC, and Stadium Entertainment Corp., a Delaware corporation ("Company").

1. **Certain Definitions**

As used in this Agreement, the following terms shall have the meanings set forth below:

1.01 "Adjusted Net Sales" has the meaning set forth in Paragraph 7.03 below.

1.02 "Artwork" means all photographs, illustrations, graphic designs and other visual materials, including text, contained on or accompanying a Record or otherwise embodied in any Component or in any advertising or promotional material supplied hereunder.

1.03 "Components" means the packaging, merchandising and/or promotional elements included in the Containers or utilized in connection therewith, including, without limitation, inserts, cards and stickers, but excluding the Containers.

1.04 "Containers" means the jewel boxes, Norelco Boxes or other containers into which compact discs, cassettes, DVDs or other formats of Records are collated, together with shrink-wrap or other material used to protect or seal such Containers, and the cartons used in shipping such Records in their Containers.

1.05 "Contract Year" means each twelve-month period during the Term commencing on January 1 of a particular calendar year and ending on December 31 of the following calendar year. By way of example, the First Contract Year shall commence on January 1, 2009 and end on December 31, 2009.

1.06 "Effective Date" means January 20, 2009.

1.07 "Electronic Transmission" means the distribution, transmission or communication of a Record over a communication medium (including without limitation wired and/or wireless systems, broadband, narrowband, or other Internet, satellite, optical fiber, wire, cable or other means, and, where applicable, Records sold via so-called "point-of-sale" manufacturing), whether now known or hereafter devised, directly by EMI or through a third party, from one location to a remote location, in such a manner that the Record when received at the remote location is sufficiently permanent or stable to permit it to be perceived, reproduced or otherwise communicated to the recipient at such remote location, without regard to whether the sound recording or audiovisual work embodied in the Record is simultaneously performed in an audible fashion during such distribution, transmission or communication.

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1.08 "Electronic Transmission Record" means a Record distributed (including audiovisual Records), distributed, transmitted or communicated via Electronic Transmission and, for the avoidance of doubt, shall be deemed to include the transmission or communication of Records by cybercast, webcast or any other type of so-called audio or audiovisual "streaming" and for all mobile uses (including, without limitation, digital download, "streaming," "ringtunes," "ring-backs," "musical dedications" or any other mobile uses now or hereafter devised).

1.09 "Gross Sales" means the dollar amount of sales during a particular accounting period, and shall be computed by multiplying (A) the number of units of each Record shipped (or, in the case of Electronic Transmission Records, transmitted) for sale during such accounting period by (B) the wholesale price of such Record in each applicable configuration at the time of shipment (or, in the case of Electronic Transmission Records, transmission). For purposes of this definition, a "sale" shall occur upon EMI's shipment of Records to a customer (or, with respect to Electronic Transmission Records, upon transmission by EMI or the relevant customer to a consumer or other purchaser), except that no sale shall be deemed to occur in the case of (i) the distribution of Promotional Records and Free Goods, or (ii) the deletion and/or removal of Records pursuant to Paragraphs 10. and 11. hereof, and/or (iii) any transactions pursuant to Paragraph 18. hereof (the "Security Provisions"). Without limiting the foregoing, in respect of Electronic Transmission Records sold or exploited through a so-called "subscription" or other service for which EMI does not receive payment on a per-stream, per-play or per-download basis, "Gross Sales" shall be computed by multiplying the total monies received by or credited to EMI from the applicable service for the relevant reporting period by a fraction, the numerator of which is the actual number of streams, plays and/or downloads (as applicable) of Masters hereunder reported to EMI by the applicable service for such period and the denominator of which is the total number of streams, plays and/or downloads (as applicable) of all master recordings reported to EMI by the applicable service for such period.

1.10 "Inventory" means all finished goods units of Company's Records and all related Components and Containers stored in EMI's warehouse(s).

1.11 "Master" or "Masters" means any and all recordings embodying sound (whether vocal and/or instrumental) alone or sound accompanied by visual images, in either case in any form from which Records may be derived, now or hereafter owned, controlled or distributed by, or licensed to, Company or any Person(s) who, in whole or in part, directly or indirectly, is controlled by Company.

1.12 "Net Sales" during any accounting period means Gross Sales during such accounting period for which EMI has been paid or credited, less (a) the aggregate dollar amount of all discounts given by EMI to its customers, including without limitation so-called "program" and "invoice" discounts given by EMI in connection with such sales (collectively, "Program Discounts"); and (b) all Returns, rebates, credits and adjustments, if any, issued to EMI's customers. Net Sales shall not be reduced by (and EMI shall be solely responsible for) any so-called "cash" discounts granted by EMI for early or timely payment.

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1.13 "Person" means any natural person, firm, corporation, partnership, limited liability company, association, union or other entity recognized by law, or the legal successors or representatives of the foregoing.

1.14 "Record" or "Records" means every form of reproduction, transmission or communication of any Master (whether now known or unknown and howsoever used, and whether embodying sound alone or synchronized with, or accompanied by, visual images, other sensory data or other information or material), whether such records are interactive or non-interactive, including, without limitation, discs of any configuration and/or format, mini-discs, digital compact cassettes, digital audio tapes, laser discs, solid state memory devices, DVDs (both DVD-Audio and DVD-Video), compact discs capable of bearing visual images (including, without limitation, Enhanced CD and CD-ROM), Records sold via so-called "point-of sale" manufacturing, Electronic Transmission Records, digital storage media of any kind, reel-to-reel tapes, cartridges, cassettes and tapes of any kind, and including the package into which Records may be assembled.

1.15 "Return" means a Record distributed by EMI hereunder that is returned to EMI's returns center pursuant to a returns authorization or other customary and appropriate authorization pursuant to EMI's then-current returns policy. For accounting purposes, a Return shall occur upon the crediting by EMI of the applicable customer's account for such Records returned to EMI.

1.16 "Territory" means the United States, its territories and possessions, and all military bases or other locations where military or PX sales occur (whether located within or outside the United States; provided, however, that any rights granted herein with respect to ex-U.S. military or PX sales shall be non-exclusive).

1.17 "Title" means a particular commercially-released Record embodying a Master or Masters (e.g., an album, a single or EP with a unique catalog number) hereunder.

1.18 "Series Album" shall mean an album in a particular series of full-length, multi-artist compilation albums featuring Masters embodying the performances of high-profile artists.

1.19 "True Series Album" means a Series Album in the "True To The Game" series.

1.19 "Initial True Album" means the first Series Album to be released in the "True To The Game" series, tentatively embodying the Masters set forth on Schedule 1 attached hereto.

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2. Term

The term of this Agreement ("the Term") shall commence on Effective Date and shall continue until the last day of the thirty-sixth (36th) month following the date of initial release in the United States of the Initial True Album, unless earlier terminated or further extended pursuant to the terms of this Agreement. If, as of the scheduled expiration date of the Term, all Advances made hereunder (and all other amounts due and owing to EMI by Company hereunder) shall not have been fully recouped or repaid, EMI may extend the Term beyond the scheduled expiration date through the last day of the shipment month in which all Advances (and all such other amounts due and owing to EMI by Company hereunder) are fully recouped or the full amount of any such unrecouped balance has been repaid to EMI by Company.

3. Appointment

3.01 General.

(a) Subject to the terms and conditions of this Agreement, during the Term and in the Territory, Company hereby appoints EMI as its exclusive distributor of the Records in all channels of distribution in the Territory, and hereby grants and licenses to EMI the exclusive right to distribute the Records in all channels of distribution (including, without limitation, Electronic Transmission) in the Territory during the Term. During the Term, Company shall not itself distribute Records in the Territory, or license or allow any Person other than EMI to distribute Records in the Territory, except as may be expressly provided otherwise in this Agreement. The rights granted to EMI hereunder shall include all rights necessary or desirable to manufacture (if requested by Company), reproduce, distribute and publicly perform (but only the non-exclusive right to publicly perform and only as necessary for promotional purposes) the Records and related Artwork in accordance with the terms of this Agreement.

(b) Notwithstanding the foregoing, during the Term and in the Territory, Company shall the exclusive right to (i) license the Masters to third parties for soundtracks and/or compilation albums (provided that Company shall not grant any license for the inclusion of more than two (2) of its Masters from the same album on any particular Record not distributed by EMI under this Agreement), and all other non-Record exploitations, (including without limitation synchronization in film, television, video games, toys and other audiovisual programs); (ii) collect any public performance royalties (including without limitation any SoundExchange royalties) or other income relating to the exploitation of the Masters as set forth in this Paragraph 3.01(b); (iii) sell Records embodying the albums distributed hereunder in physical and digital formats directly to consumers solely from Company's website; and (iv) solely with respect to albums featuring a single-artist (but excluding multi-artist compilation albums), (A) sell Records embodying such albums in physical and digital formats directly to consumers solely from the respective websites of such artist(s); and (B) sell Records embodying such albums in physical formats directly to consumers, where legally permitted, at venues at which such artists are performing. Company shall obtain from EMI all Records to be sold by Company under this Paragraph in accordance with the terms set forth in Paragraph 8.04 below.

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3.02 EMI's Other Business. Nothing in this Agreement shall be construed to prevent or restrict EMI, or any of its affiliated labels from producing, manufacturing, distributing, promoting or otherwise exploiting records, whether or not competitive with any Subject Record manufactured or distributed hereunder.

3.03 Right to Refuse to Distribute. Without limiting any of EMI's other rights or remedies, EMI hereby reserves the right to refuse to manufacture, distribute or continue to distribute at any time any Record that, in EMI's sole judgment (i) may be obscene, defamatory or unlawful, or (ii) may subject EMI to liability for any reason or result in disputes or litigation or infringes upon the rights of others. Without limiting the foregoing, and without limiting any of EMI's other rights or remedies, EMI hereby reserves the right to refuse to manufacture, distribute or continue to distribute any and all Records during any period in which Company is more than thirty (30) days late in its payment of any sums due and owing by Company to EMI under this Agreement. If EMI refuses to manufacture and/or distribute a particular Title pursuant to subparagraph 3.03 (i) and/or (ii) above, Company may take the manufacturing and distribution rights for such Title elsewhere, with no obligation to EMI with respect to such Title only.

3.04 No Minimum Sales Warranty. EMI has not made, and does not hereby make, any representation or warranty of any kind or nature with respect to the quantities of Records that may be sold or returned, or the proceeds that will or may be derived by EMI or Company pursuant to this Agreement, it being acknowledged by the parties that the extent of sales and Returns hereunder, the selection of EMI's customers, and the amount of proceeds that may be derived therefrom, is speculative. The judgment of EMI with regard to any matters affecting the sale or distribution of Records hereunder shall be binding and conclusive upon Company. Company shall not make any claim (of any kind, whether in contract, tort or otherwise), nor shall any liability be imposed upon EMI based upon any claim that more sales could or should have been made than were made by EMI, or that Returns were excessive.

3.05 EMI's rights hereunder are subject to any restrictions and/or limitations set forth in Company's underlying talent or acquisition agreements, and EMI will comply with all third party restrictions of which it is advised in writing by Company.

4. Certain Obligations of Company

4.01 Masters and Artwork. (a) Company shall obtain (or shall have obtained) all necessary rights, licenses, consents, authorizations and clearances to produce, manufacture, use, sell, advertise, promote and distribute the Records (together with Components) throughout the Territory hereunder, including, without limitation, mechanical, synchronization and other required licenses for all copyrighted compositions, licenses from the owners of any sampled master recording or sampled composition embodied in any Master, authorizations from each artist, producer and any other Person whose name, likeness, performance or services are embodied in any Master, Record, Artwork or Component, and all consents and clearances necessary to use throughout the Territory any copyrights, trademarks, tradenames, artist names, group names, artwork, patents or any similar intangible property rights of any Person in or on

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Masters, Records, Artwork and Components, and in connection therewith, Company shall be responsible for the payment of all recording costs, music publishing royalties, and royalties and fees payable to artists, producers, engineers, musicians, photographers, designers, publishers, writers and other Persons and any other royalties, fees, costs and other sums payable to any Person (including, without limitation, all payments for all publishing and other clearances required for Electronic Transmission Records hereunder).

(b) Notwithstanding the foregoing in Paragraph 4.01(a) above, at any time during the Term, EMI shall have the right, but not the obligation, to administer the securing of mechanical and/or synchronization licenses from publishers for the use of compositions embodied on one or more Records distributed hereunder and/or to account and pay mechanical and/or synchronization royalties directly to publishers of any such compositions on Company's behalf. For the avoidance of doubt, whether or not EMI exercises any of its rights under this Paragraph 4.01(b): (i) Company shall remain solely responsible for securing all mechanical and synchronization licenses and making all payments required thereunder, with respect to all compositions embodied on Records hereunder; (ii) 100% of the mechanical and synchronization royalty liability, if any, paid directly by EMI shall constitute a direct debt from Company to EMI and, without limiting any of EMI's other rights and remedies, such debt shall be deductible by EMI in calculating Adjusted Net Sales hereunder; and (iii) nothing in this Paragraph 4.01(b) shall limit or in any way affect any of Company's representations, warranties and indemnification obligations under this Agreement, and EMI shall bear no liability for its failure to exercise any of its rights under this Paragraph 4.01(b) or for any errors in connection with its exercise of any rights hereunder. Without limiting the foregoing, if EMI exercises any of its rights under this Paragraph 4.01(b) with respect to any composition, the exercise of such rights shall not be deemed an assumption of any obligation or liability by EMI with respect to such composition or any other composition embodied on such Record or any other Subject Record hereunder.

4.02 <u>Manufacture of Records</u>.

Owner is responsible for the manufacture from Masters of finished goods Records of a quality reasonably satisfactory to EMI (consistent with the quality of Records distributed by EMI for its own affiliated record labels), the packaging and delivery of finished goods Records to EMI's warehouse in EMI's standard box-lot quantities ready for distribution by EMI hereunder, and for all related costs, expenses and charges incurred in connection therewith. Notwithstanding the foregoing, if Owner and EMI mutually elect, EMI will coordinate manufacturing under this Agreement at the then-current prices that EMI charges to its third-party labels (which are subject to change during the Term). At Owner's request, paper Components may be supplied by EMI at EMI's cost plus a fifteen percent (15%) administrative and handling fee. Manufacturing costs are charged to Owner's account in the sales month in which such costs are incurred. EMI and Company will mutually determine all quantities of Records to be manufactured hereunder with respect to initial orders and re-orders; provided, however, that re-orders in response to demand (i.e., in response to retail orders) shall not require Company's approval).

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4.03 Marketing and Promotion. (a) Company solely shall be responsible for and Company shall pay or cause to be paid all costs, expenses and charges incurred in connection with: (i) the advertisement, promotion, marketing and merchandising of Records, including, without limitation, the preparation of Artwork of all types (including, without limitation, any costs charged by EMI with respect to the advertising of Records in EMI's "New Release Book" and on EMI's "Extranet"), the furnishing of merchandising posters and displays for distribution to EMI's accounts, promotion to radio and television for the purpose of attempting to obtain airplay, the furnishing of sufficient quantities of demonstration samples of Records to EMI's sales staff, and the furnishing of all similar materials and services; (ii) obtaining a Universal Product Code Manufacturer Number from the Uniform Code Council, Inc., and ensuring that the appropriate bar code appears on all Records; and (iii) all fees, costs and expenses charged by any Person in connection with Company's utilization of and participation in any industry-related services and/or professional organizations, including, without limitation, any such fees, costs and expenses charged by the RIAA and NARM. Company shall actively market and promote each Title released hereunder in a first class manner, consistent with customary and professional business practices. Without limitation of the foregoing, Company agrees to commit funds in an amount approximately equal to at least seven percent (7%) of the dollar amount of initial orders for mutually approved co-op/customer advertising in support of each Subject Record, pursuant to the provisions of Paragraph 5.03. below.

(b) Company shall comply with the RIAA Parental Advisory Guidelines with respect to the labeling, marketing and promotion of Records hereunder. EMI shall have the right to affix a parental advisory warning sticker on Records in a format used customarily by EMI, at Company's expense, if necessary, as determined by EMI's reasonable business judgment, to comply with the RIAA Parental Advisory Guidelines.

(c) If EMI incurs any costs described under this Paragraph 4.03 (which EMI is under no obligation to do) which are approved by Company, such costs shall constitute a direct debt from Company to EMI and, without limiting any of EMI's other rights and remedies, such debt shall be deductible by EMI in calculating Adjusted Net Sales hereunder.

4.04 Encoding, Ingestion and Digitization. In respect of all Titles available for distribution hereunder by means of Electronic Transmission, Company shall deliver to EMI all Required ETR Delivery Materials (as defined in Exhibit C attached hereto) in accordance with the terms of Exhibit C, promptly after such Required ETR Delivery Materials shall become available to Company. All costs, expenses and charges incurred in connection with encoding, digitizing and otherwise modifying and optimizing Electronic Transmission Records shall be borne by Company.

4.05 Wholesale Prices. For each Title to be distributed hereunder, Company shall designate the applicable wholesale price to be charged by EMI from the price list categories maintained by EMI. EMI shall have the right, subject to Company's written approval (not to be unreasonably withheld), to provide Program Discounts with respect to each Title distributed hereunder; provided, however, that Company's approval shall not be required with respect to Program Discounts generally applicable across EMI's entire catalog.

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4.06 Release Dates. For each Title to be distributed hereunder, Company shall designate the release date for such Title from EMI's then-current release schedule. If EMI does not manufacture hereunder, sufficient inventory is due in EMI's warehouse at least three (3) weeks prior to the applicable release date, failing which such release date shall be considered "missed," will automatically be postponed, and EMI will have the right to charge Company Five Hundred Dollars ($500.00) for each such missed release date. If Company changes the scheduled release date of any title hereunder after EMI's standard deadline then in effect for Company's submission of Artwork and other pertinent deadlines for the inclusion of such title in the "New Release Book," EMI will have the right to charge Company Five Hundred Dollars ($500.00) for each such change. The charges under this Paragraph 4.06, if any, will be deducted from the accounting statement next following the missed release date.

4.07 Subject to the terms and conditions of this Agreement, EMI will only release those Records designated by Company for release.

4.08 At EMI's request, Company agrees to use reasonable efforts to include EMI owned repertoire in future compilation albums containing licensed material to be distributed hereunder, provided that such EMI repertoire is appropriate in genre and style to such particular album, on commercially reasonable terms and conditions.

5. Certain Obligations of EMI

5.01 Basic Services. With respect to Records distributed by EMI hereunder, EMI shall furnish, at its expense, the following services ("the Basic Services"):

(a) Warehousing a reasonable amount of Inventory;

(b) Soliciting sales of Records to the customers selected by EMI (on policies, terms and conditions to be established by EMI in its sole discretion, but consistent with its policies, terms and conditions applicable to other Records distributed by EMI of similar repertoire);

(c) If applicable, transportation of Inventory between EMI's Customer Fulfillment Centers (so-called "inter-branch transfers");

(d) Subject to sufficient quantities of Records being on-hand, picking, packing and shipping Records to EMI's customers from Inventory at EMI's Customer Fulfillment Centers;

(e) Acceptance and processing of Returns of Records distributed by EMI, subject to the provisions hereof;

(f) Billing and collection for Records shipped by EMI to its customers, and crediting for Returns; and

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(g) Periodic reports pertaining to sales, Returns and Inventory information subject to this Agreement.

5.02 Additional Services. At Company's direction, EMI shall perform certain additional services as described in clauses (a) through (e) below ("the Additional Services") and Company shall be charged for such Additional Services in accordance with EMI's Menu of Special Services. A copy of the Menu of Special Services currently in effect is attached hereto as Exhibit B, it being agreed and understood that the prices contained thereon are subject to change from time to time. Once requested, Company may terminate any such Additional Services on a prospective basis only. EMI shall have the right to deduct any charges authorized by Company pursuant to this Paragraph 5.02 from any and all sums otherwise owed to Company hereunder.

(a) At Company's request, EMI, will pick, pack, arrange and pay for the transportation of Records identified or marked as licensed for promotional purposes only and not for sale, which Company gives away or furnishes on a "no charge" basis for promotional purposes to disc jockeys, newspaper or magazine reviewers, radio and television stations or networks and others ("Promotional Records"), including, without limitation, "promotional mailers" sent to radio stations and retail customers at the request of Company, which may be ordered by Company through EMI's Internal Merchandise Request (IMR) system. Company agrees to comply with EMI's Internal Merchandise Request (IMR) policies and procedures in effect from time to time. Company shall furnish EMI with an electronic file of with the names and addresses of all proposed recipients of Promotional Records.

(b) At Company's request, EMI will arrange for the distribution of merchandising materials (e.g. posters, flats, P.O.P. materials, etc.) to EMI's customers in the same manner such items are normally distributed for EMI's affiliated labels. Any such merchandising materials shall be furnished by Company to EMI at Company's sole cost and expense.

(c) EMI will fulfill special requests, such as special packaging, prepacking, stickering or reboxing of Records, and will pick, pack and ship (but not bill and collect for) closeouts, overstock orders and promotional mailers.

(d) EMI will fulfill requests for special marketing services, such as distribution of promotional video compilations, new music samplers and EMI's "New Release Book" inserts to customers.

(e) EMI will perform such other Additional Services specified on the Menu of Special Services attached hereto as may be requested by Company from time to time.

5.03. Customer Advertising. EMI will not spend money for customer advertising (or issue any credit memos to its customers in respect thereof) unless Company previously has allocated funds (by email or by any other authorization method utilized by EMI

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for its distributed labels) to EMI for such purpose. All such advances of funds or issuances of credit memos for customer advertising shall be subject to EMI's approval, and if so approved shall be granted and implemented pursuant to the "co-op advertising" policy of EMI, as the same shall be in effect from time to time (and it is hereby acknowledged that EMI shall have the right, in its sole discretion, to revise such policy at any time). For purposes of computing "Adjusted Net Sales" payable to Company pursuant to Article 9 below, the amount of any advances made, or credits issued, by EMI pursuant to this Paragraph 5.03 shall be deducted by EMI in the accounting period during which EMI credits its customer on account of such advertising. Notwithstanding the foregoing, EMI shall have the right to require advance payment by Company for any advances of funds or issuances of credit pursuant to this Paragraph 5.03 before any such funds are advanced or credits are issued by EMI on behalf of the Company. EMI will not accept any authorization from Company regarding customer advertising after the expiration or earlier termination of the Term hereof. Subject to the above and to EMI's then-current policies, EMI will examine all advertising claims submitted by its customers, furnish reports thereof to Company, and credit to its customers advertising funds in accordance with Company's previous allocation. Within one (1) year following the date on which a particular claim is submitted, at Company's written request, EMI will furnish Company with copies of advertising claims (but without backup or "tear-sheets") submitted by its customers. All advertising administered by EMI shall be subject to a variance of ten percent (10%) or one hundred dollars ($100.00) between the amount reimbursed to EMI's customer and the amount of Company's commitment, whichever is greater.

6. <u>Additional Charges</u>

EMI shall be entitled to impose the following charges, which may, at discretion, be deducted by EMI from all amounts otherwise payable to Company. Company hereby agrees and acknowledges that the amount of and the procedures related to, such charges are subject to change from time to time.

6.01 <u>Returns Charge</u>. EMI shall be entitled to charge Company a per-unit amount equal to thirty-five cents ($0.35) for each album-length Record (i.e., excluding singles, but including EPs) constituting a Return hereunder (covering basic refurbishing costs, including price sticker/shrink wrap removal, new shrink wrap and/or destruction charges, as applicable), plus actual additional costs incurred, if any, for "major" refurbishing, including jewel box and/or tray replacement.

6.02 <u>Slow Moving Product Charge</u>. With respect to each SKU with annual dollar Net Sales (as defined below) less than $15,000 (calculated based on the previous twelve (12) months' sales, on a rolling basis) (each, a "Slow Moving SKU"), EMI shall be entitled to charge Company a $0.02 monthly fee for each unit of Inventory embodying such Slow Moving SKU that is stored in an EMI Customer Fulfillment Center on the last business day of the last month to occur in such twelve (12) month period.

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6A. **Advances**

(a) Subject to Company's full and timely performance of all of its obligations under this Agreement, EMI will pay Company the following recoupable advances (collectively, the "Advances"):

(i) Fifty Thousand Dollars ($50,000.00), payable promptly following the full delivery by Company to EMI of all manufacturing parts and production components necessary to manufacture and distribute, in accordance with EMI's then-current requirements, the Initial True Album, or finished goods Records thereof, as applicable ("Initial True Advance").

(ii) In the event that the total sales of the Initial True Album is at or above 18,000 total net units (i.e. physical albums and equivalent digital albums, less returns) on the last day of the fourteenth (14th) day following the commercial release of the Initial Series Album in the United States, EMI will pay to Company a fully recoupable advance in the amount of Fifty Thousand Dollars ($50,000.00).

(iii) In respect of the first Series Album in a particular series (excluding the Initial True Album) and/or any other full-length album distributed hereunder (excluding any Series Album or any True Album), an amount equal to $1.40 multiplied by the number of units of each Qualifying Album (defined below) mutually agreed by EMI and Company to be a commercially reasonable estimate of the anticipated initial orders of such Qualifying Album in the USA ("IO Estimate"), less the amount of any then-unrecouped advances. A "Qualifying Album" shall be an album having an IO Estimate of at least ten thousand (10,000) units. Each such advance shall be paid to Company promptly following the full delivery by Company to EMI of all finished product, manufacturing parts, production components and/or other delivery requirements, as applicable, necessary for EMI to distribute the applicable Qualifying Album or finished goods Records thereof, as applicable.

(iv) In respect of each Series Album released hereunder subsequent to the initial Series Album, (including without limitation the Initial True Album), and subject to the last sentence of this Paragraph 6A(iii), EMI shall pay to Company an advance equal to 18% of Net Sales (less EMI's Distribution Fee) derived from the immediately preceding Series Album in such series during the first twelve (12) months following its commercial release in the USA, less the amount of any then-unrecouped advances. Each such advance shall be paid to Company promptly following the full delivery by Company to EMI of all finished product, manufacturing parts, production components and/or other delivery requirements, as applicable, necessary for EMI to distribute the applicable Series Album or finished goods Records thereof, as applicable. In the event that the delivery of a subsequent Series Album in a particular series occurs earlier than twelve (12) months following the release of the immediately preceding Series Album, then for purposes of calculating the advance payable by EMI hereunder, Net Sales for such preceding Series Album during the first twelve (12) months following its commercial release in the USA shall be EMI's reasonable, good faith estimate thereof.

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(b) Notwithstanding anything to the contrary contained herein: (i) if Company's account with EMI is in an unrecouped position, payment of any Advance hereunder may be reduced by the amount of such unrecouped amount; (ii) no Advance will be made with respect to albums scheduled for release during the final nine (9) months of the Term; and (iii) no Advances will be made in respect of the same Title for which a specific advance shall have been paid.

(c) Each Advance is fully recoupable from all amounts otherwise payable to Company, commencing with the first statement rendered after payment of such Advance. Notwithstanding anything to the contrary contained herein, if all Advances are not fully recouped by the expiration or earlier termination of the Term then, without limitation of any of EMI's other rights or remedies, the aggregate amount of all such unrecouped Advances shall immediately be deductible from all amounts otherwise payable by EMI to Company and shall constitute a direct debt due and payable by Company to EMI within thirty (30) days following such expiration or termination of the Term.

(d) In the event that any additional monies are advanced during the Term to Company by EMI (in EMI's sole discretion), all such additional monies shall be deemed Advances for all purposes of this Agreement, shall be fully recoupable from all amounts otherwise payable to Company by EMI, and shall otherwise be subject to all of the terms and conditions of this Agreement.

7. <u>Distribution Fee; Adjusted Net Sales</u>

7.01 In consideration of the Basic Services to be performed by EMI hereunder, EMI shall be entitled to a distribution fee ("the Distribution Fee") of seventeen percent (17%) of Net Sales of Records hereunder; provided, however, that in lieu of the foregoing Distribution Fee, the Distribution Fee solely in respect of Electronic Transmission Records shall be fourteen percent (14%) of Net Sales of Electronic Transmission Records.

7.02 <u>Special Handling Charges</u>. EMI may retain for its own account any separate handling charges to its customers, denominated as such, for fulfillment of shipments of Records in less than full box-lot quantities (if necessary) or for small orders, to compensate EMI for its additional costs incurred (collectively, "Special Handling Charges"). Notwithstanding the foregoing, on a SKU-by-SKU basis, Company shall have the right to waive any such Special Handling Charges by providing EMI with written approval, in which event EMI shall charge Company (rather than EMI's customer) for the full amount of any such Special Handling Charges applicable to the affected order. Such Special Handling Charges may, at EMI's discretion, be deducted by EMI from all amounts otherwise payable to Company hereunder.

7.03 <u>Adjusted Net Sales</u>. Subject to EMI's right under Paragraph 9.02 below with respect to the withholding of Reserves and the recoupment of any unrecouped Advances, during each monthly accounting period hereunder, Company shall be entitled to, and EMI shall pay to Company, one hundred percent (100%) of "Adjusted Net Sales" of Records. As used

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herein, "Adjusted Net Sales" during each such accounting period shall mean one hundred percent (100%) of Net Sales after the deduction of (i) the Distribution Fee; (ii) the aggregate dollar amount of any and all advances of funds made, or credit memos issued, by EMI to its customers for customer advertising pursuant to Paragraph 5.03 above; (iii) the dollar amount of customer invoices, if any, which remain outstanding and uncollected for more than one hundred eighty (180) days following issuance of the applicable invoice (less any Distribution Fee already paid to EMI in respect of such uncollected amounts); (iv) Manufacturing Charges; (v) any Mobile/AV Digitization Charges (as defined in Exhibit C); and (vi) any and all other sums charged to Company hereunder or otherwise due and owing by Company to EMI under this Agreement (as well as the amount of any overpayment by EMI to Company resulting from incorrect accounting, clerical error, mistake or inadvertence).

7.04 Returns. The dollar amount of Returns shall be computed by multiplying the number of units of each Record returned by the applicable net effective unit price (as determined in accordance with EMI's then effective average purchase price policy) for such Record when most recently shipped to the applicable customer (after giving effect to any Free Goods and/or Program Discounts included in the applicable shipment). EMI may, in its sole discretion, establish Returns credits and Returns charges to its customers. In any month where Returns exceed Gross Sales, EMI shall first deduct from the Reserve the amount of such excess, and charge to Company any remaining excess.

8. **Promotional Records, Free Goods and Sales Programs**

8.01 Promotional Records. No payment shall be due from EMI to Company on account of EMI's or Company's distribution of Promotional Records, and Company shall undertake any distribution of Promotional Records entirely at its own cost and expense. "Commercial Records" (i.e., finished goods Records intended for resale to consumers) shall not be used as Promotional Records unless they are marked or otherwise altered in such a manner so as to prevent their return to EMI, and EMI shall have the right to charge Company for all costs incurred by EMI in marking Promotional Records.

8.02 Free Goods. Free Goods shall be furnished by Company to EMI at Company's sole cost and expense. As used herein, "Free Goods" shall mean Records shipped by EMI to any one or all of EMI's customers on a "no charge" basis, or as a sales inducement. "Free Goods" shall also include Commercial Records marked as Promotional Records by EMI at Company's request or with Company's approval.

8.03 Extended Dating. If in response to Company's request, EMI agrees to grant payment terms beyond sixty (60) days, Company shall pay to EMI (and authorizes EMI to deduct from any payment due to Company hereunder) interest on the balance so extended a rate equal to the interest rate then being charged by the EMI Group (or any successor thereof) to EMI for internal management reporting purposes. EMI shall not charge Company interest on any extended payment terms granted by EMI, unless such extended payment terms were granted by EMI at Company's request.

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8.04 Company "Purchased" Records. At Company's reasonable written request, EMI will ship finished goods Records to Company for sale by Company as set forth in Paragraph 3.01(b) above and to Company's foreign licensees for distribution outside of the Territory ("Company Purchased Records"). Company shall be responsible for all costs associated with the Company Purchased Records, including without limitation, any and all manufacturing costs (in accordance with the prices and terms set forth on the Exhibits attached hereto), all arrangements for and costs associated with shipping the Company Purchased Records to Company, Company's foreign licensees or to another destination, and a handling fee of twenty cents ($0.20) per unit. For the avoidance of doubt, the parties understand that the handling fee is in lieu of a distribution fee, and EMI shall not be entitled to a distribution fee on Company Purchased Records. EMI shall deduct the amount owed for Company Purchased Records from Company's statement in accordance with the terms of this Agreement.

9. **Statements and Payments; Reserves**

9.01 Monthly Statements. (a) For each shipment month during the Term, EMI shall render a statement to Company setting forth in respect of Records distributed during such shipment month: The dollar amount of Gross Sales, Net Sales, EMI's Distribution Fee, Returns, Adjusted Net Sales, the amount of any Reserve taken, the amount of the Reserve to be liquidated in such period pursuant to Paragraph 9.02 below, and the amount of any Advances outstanding and any Advances recouped. Each statement shall also include any and all other sums charged to Company hereunder or otherwise due and owing by Company to EMI under this Agreement (including, without limitation, all Advertising Charges and Manufacturing Charges). If, with respect to any statement rendered hereunder, proceeds otherwise payable to Company are insufficient to allow for the full set-off of all charges and sums deductible therefrom under this Agreement, the amount of such insufficiency shall constitute a direct debt from Company to EMI and, without limitation of any of EMI's other rights or remedies, EMI shall have the right to offset the amount of such debt from any other sums payable by EMI to Company (including, without limitation, any Advances that would otherwise be payable hereunder). EMI's failure to set forth an amount due and payable by Company to EMI shall not constitute a waiver of any amount due. For the avoidance of doubt, amounts owed to EMI from EMI's customers for Records distributed hereunder are assets solely of EMI.

(b) EMI shall send such statement, accompanied by any payment due from EMI to Company, during or before the first week of the third (3rd) full accounting month following the end of the shipment period covered by the statement. Any payment shown thereon to be due and owing from Company to EMI shall constitute an account stated and shall be immediately due and payable. EMI is authorized and directed to make all payments to Company hereunder by check payable to "Stadium Entertainment Corp." or by wire transfer of funds to an account of Company at a bank designated by Company by written notice to EMI.

(c) All amounts payable by Company to EMI hereunder are secured by the Security Interest in the Collateral as set forth in Paragraph 18. below. Adjusted Net Sales shall not be earned or payable on any transactions pursuant to the Security Provisions, unless the

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net amount realized by EMI from any sale conducted pursuant thereto is greater than the total amount of Company's indebtedness to EMI.

9.02 Reserves. (a) EMI shall be entitled to deduct from any payment owing to Company hereunder a reserve on account of future credits, rebates, adjustments for Returns or other sums payable by Company to EMI of twenty-five percent (25%) of Gross Sales less Program Discount per month for Records in all physical configurations, but excluding Electronic Transmission Records and sales of Records not subject to returns (i.e. one-way sales) ("the Reserve") for each month for which a statement is rendered, on account of transactions covered by such statement, unless EMI believes in its reasonable business judgment that particular circumstances justify a higher reserve.

(b) Subject to clauses (c) and (d) immediately below, each reserve is held for six (6) months after the statement on which it shall have been taken and then liquidated in full the month thereafter. For the avoidance of doubt, each Reserve shall constitute EMI's property unless and until such Reserve is liquidated in accordance with the terms hereof.

(c) EMI may (but shall not be required to) apply all or part of the Reserve against any sum due from Company to EMI hereunder, including (without limitation) (i) the full amount of any current, cumulative or prospective credits, rebates and adjustments for Returns (provided that Returns shall first be applied against current shipments, and any excess Returns shall be applied against the Reserves), (ii) any balance due from Company pursuant to Paragraph 9.01 above and/or (iii) any and all other sums that may be payable hereunder by Company to EMI. EMI's rights in this regard shall be in addition to, and not in lieu of, its rights under any other provision of this Agreement. If, at any time, funds held in Reserve are applied to EMI's account (other than Reserves applied against Returns), the amount necessary to replenish the Reserve to its original level prior to the application of such funds shall be charged to Company by EMI (and EMI shall have the right to deduct the amount of any such charge from any sums otherwise payable to Company hereunder). No portion of the Reserve shall be liquidated for any accounting period in which Returns exceed Gross Sales. In that case, the portion of the Reserve scheduled for liquidation either may be retained and applied to EMI's account in the reduction of such excess, or retained and rescheduled for liquidation as if first taken in the accounting period when it was so retained; provided, however, that in the event the actual returns liability is less than the Reserve being held, EMI shall consider releasing a portion of the Reserve based on SoundScan reports and meaningful consultation with Company.

(d) Notwithstanding anything to the contrary set forth in this Agreement (but subject to Paragraph 14.02(b) below), during the six (6) month period immediately preceding, and any period following the expiration or any earlier termination of the Term, EMI shall be entitled to withhold from any funds otherwise payable to Company reasonable Reserves against Returns or other sums payable by Company to EMI, without regard to the limitations set forth in this Paragraph 9, and EMI shall have no obligation to credit any Reserves to Company's account whatsoever until the Final Statement is rendered.

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10. Inventory

10.01 Ownership; Risk of Loss. All Inventory shall be Company's property (subject to the terms of the Security Provisions) and Company shall bear all costs or risks attributable to the obsolescence thereof. Subject to the Shrinkage Allowance (as defined below), the risk of loss of Inventory prior to "sale" (as defined in Paragraph 1.09 above) due to any casualty or theft and any loss due to unexplained circumstances shall be borne by EMI.

10.02 Returns. Returns shall be restored to Inventory, unless they are "shop-worn" or "defective." Subject to Company's prior approval, EMI shall have the right to refurbish, at Company's cost, "shop-worn" Returns (including replacement of Containers, including shrinkwrap) to enable them to be returned to Inventory. EMI is hereby authorized to scrap all Returns that are "shop-worn" (unless refurbished) or "defective," as well as any single Records returned to EMI (whether "loose" or in box-lot quantities), regardless of condition. Company acknowledges that such Records are not Inventory, and EMI shall have no further responsibility with respect thereto. Company shall comply with the inventory management policies propounded by EMI from time to time with respect to all record labels distributed by EMI.

10.03 Right to Take Physical Inventory. At its sole cost and expense, during each Contract Year of the Term, Company may, at a mutually agreeable time during EMI's normal business hours, take one (1) physical inventory of its Inventory then stored at EMI's Customer Fulfillment Centers. The book inventory of Company's Inventory and Components, reduced by units discarded or scrapped in accordance with this Agreement, shall be subject to a shrinkage allowance of two percent (2%) (the "Shrinkage Allowance") for any unexplained disappearances. For this purpose, overages of any items shall be combined with shortages of any other items to determine net shortages. EMI shall not be liable for Records or Components discarded or scrapped pursuant to and in accordance with the terms of this Agreement or for shortages less than or equal to the Shrinkage Allowance. Furthermore, EMI's sole liability for shortages in excess of the Shrinkage Allowance ("Excess Missing Inventory") shall be the cost of replacing such Excess Missing Inventory. EMI may elect to replace such Excess Missing Inventory in satisfaction of such liability and, if requested, Company shall furnish Masters and Components, and otherwise cooperate with EMI to enable EMI to do so.

10.04 Removal of Inventory. (a) If EMI reasonably believes that it has more than a six (6) month supply of Inventory hereunder ("Excess Inventory"), promptly following EMI's written request, Company shall: (i) at Company's expense, remove all Excess Inventory from EMI's warehouses; or (ii) provide EMI with written instructions indicating an address for EMI to ship all Excess Inventory, at Company's expense; or (iii) authorize EMI to destroy such Excess Inventory. Company hereby authorizes EMI to mark, at Company's expense, all Excess Inventory removed from EMI's warehouses so as to prevent the return of such Records to EMI. Company will be deemed to have irrevocably authorized the destruction of Excess Inventory (with the cost of scrapping to be borne by Company) if Company shall not have satisfied the provisions of clause (i) or (ii) immediately above within thirty (30) days following receipt of EMI's written request.

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such period, EMI may charge Company for storage or may scrap such Inventory (in which event EMI shall have no further responsibility to Company with regards thereto).

12. Examination of Certain Accounting Records

12.01 Examination Right. Provided that Company shall have previously notified EMI in writing of its objections to such statement, Company may, at a mutually agreed-upon time within two (2) years after a particular statement is rendered to Company hereunder, examine and make copies of the books and records of EMI with respect to Company's objections to such statement. Company shall not be entitled to withhold payment of any sums shown on EMI's statements to be due to EMI during the pendency of any such examination.

(a) Such examination shall be conducted at Company's sole cost and expense by an independent Certified Public Accountant who executes a confidentiality agreement providing that any information derived from such examination will be used solely for the purposes of this Agreement and will not be disclosed to any Person other than Company or its representatives.

(b) Such examination shall be made during EMI's usual business hours at the place where EMI maintains its books and records directly relating to the manufacture and distribution of Records hereunder and monies earned by Company hereunder, and Company's examination shall be limited to the same. Company's sole right to inspect EMI's books and records shall be as set forth in this Paragraph 12, and EMI shall have no obligation to produce such books and records more than once with respect to each statement rendered to Company nor more than once in any calendar year. EMI shall have no obligation to furnish Company with any additional books or records except as set forth herein.

(c) Company shall be foreclosed from maintaining any action, claim or proceeding against EMI in any forum or tribunal with respect to any statement or accounting due hereunder unless such action, claim or proceeding is commenced against EMI in a court of competent jurisdiction within three (3) years after the date upon which such statement or accounting is rendered.

13. Force Majeure; Suspension of Term

13.01 Force Majeure Event. If at any time during the Term, by reason of any act of God, fire, earthquake, flood, explosion, riot, act of public enemy, strike, labor disturbance, civil commotion, act of government, its agencies or officers, any order, regulation, ruling or action of any labor union affecting EMI, or any shortage of or failure or delays in the delivery of materials, supplies, labor or equipment, or any other cause or causes beyond EMI's control (each, a "Force Majeure Event"), the performance of any of EMI's obligations hereunder is delayed, interrupted or prevented, then the performance of such obligation shall be excused to the extent so delayed, interrupted or prevented. In the event a Force Majeure Event affects no other record manufacturer or distributor except EMI, upon written notice to EMI, Company shall have the right to terminate (a) this Agreement, if such Force Majeure Event continues for more

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(b) Within thirty (30) days after the expiration or earlier termination of the Term ("the Removal Date"), Company shall remove all Inventory from EMI's warehouses. The cost of such removal (including all freight charges and charges for EMI's loading services, if any) shall be paid by Company. If all or any portion of such Inventory is not removed by the Removal Date, Company irrevocably authorizes EMI to scrap such Inventory, with the cost of scrapping to be borne by Company.

10.05 Certain Costs. EMI shall be entitled to charge Company: (i) all direct, out-of-pocket costs incurred by EMI in connection with the removal and scrapping of Records hereunder; and (ii) where applicable, the then-current cost charged by EMI to its third party labels for marking Records removed and scrapped from EMI's warehouses to prevent their return to EMI. The amounts of such charges are subject to change by EMI from time to time as long as such changes are applicable generally to all of EMI's third party distributed labels. Any such charges shall be deductible by EMI in calculating Adjusted Net Sales.

11. Deletion of Records from Catalog

11.01 Right to Delete. Company shall have the right to delete a particular Title from Company's catalog and sell such Title at close-out only, in which event Records embodying such Title no longer shall be manufactured or sold by Company, except at close-out only. Company authorizes EMI to mark all such Records so deleted from Company's catalog at Company's expense so as to prevent their return to EMI. If Company wishes to sell such deleted Inventory at close-out only, shipments and collection with respect thereto shall be Company's sole responsibility, and Company shall have full responsibility for all Inventory and returns of such Records. EMI shall earn no Distribution Fee on account of Company's sales of such Records.

11.02 Upon Deletion. Upon deletion of a Title from Company's catalog, EMI may notify its customers that they have sixty (60) days (or such longer period of time as EMI may elect) to return Records embodying such deleted Title(s) for credit against their applicable price (the "Cut-Out No-Return Date"). Notwithstanding the foregoing, during any period during the Term and during any period after the expiration of the Term (if any) in which EMI accepts Returns of Records, EMI may accept Returns of Records embodying such deleted Title(s) after the Cut-Out No-Return Date, and charge Company therefor, which sum Company promptly shall pay, or EMI may deduct any such sum from any amount due to Company hereunder, or from the Reserve.

11.03 Removal of Inventory. At any time following thirty (30) days after the "Cut-Out No-Return Date" established pursuant to Paragraph 11.02 above, EMI may, by written notice to Company, require Company to remove its Inventory of such deleted Records from EMI's Customer Fulfillment Centers, and Company shall do so within thirty (30) days after such notice. The cost of such removal (including all freight charges and charges for EMI's loading services, if any) shall be paid by Company. If such Inventory has not been removed at the end of

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than three (3) continuous months, or (b) EMI's distribution rights with respect to particular Title if (i) the firmly scheduled release date for such Title is missed by more than two (2) continuous months due to such Force Majeure Event, or (ii) such Title is prevented from being distributed by EMI for a period of thirty (30) continuous days, provided that such Title had been released in the thirty (30) days prior to the initial date of such Force Majeure Event.

13.02 Suspension of Term. During a Force Majeure Event, the running of the Term and EMI's obligations hereunder shall be automatically suspended. Without limitation of the foregoing, upon written notice to Company, EMI shall have the right to suspend the running of the Term and its obligations hereunder if, for any reason whatsoever, Company shall refuse, neglect, fail, or be unable to fulfill any of Company's material obligations hereunder. Any such suspension shall be for the duration of any such event or contingency, and, unless EMI notifies Company to the contrary in writing, the Term shall be automatically extended by a number of days equal to the total number of days of the suspension. Notwithstanding the foregoing, during a Force Majeure Event, EMI shall continue to account to Company and make payment of any amounts due hereunder if EMI is reasonably able to do so. No suspension shall in any manner suspend or otherwise impair EMI's rights under this Agreement.

14. Termination

14.01 Right to Terminate.

(a) In the event that: (i) Company is in material breach of any of its representations, warranties, obligations or covenants hereunder; (ii) an Event of Default shall occur under the Security Provisions of this Agreement; and/or (iii) Returns hereunder exceed Gross Sales for three (3) consecutive shipment months, then, and in addition to any other rights or remedies that EMI may have at law, in equity or under this Agreement, EMI may elect to terminate this Agreement by notice in writing, and thereby shall be relieved of any further duty of future performance hereunder.

(b) In the event that EMI is in material breach of any of its representations, warranties, obligations or covenants hereunder, Company may elect to terminate this Agreement by notice in writing, and thereby shall be relieved of any further duty of future performance hereunder.

(c) In the event of such a termination, Company immediately shall make payment to EMI of the unrecouped portion of all Advances, if any, and all sums due and owing to EMI under this Agreement or, if applicable, subject to EMI's rights with respect to the taking of Reserves hereunder EMI shall pay Company any sums due and owing to Company in accordance with the provisions of Paragraph 14.02 below.

14.02 Upon Termination. From and after the expiration or termination of this Agreement, Company shall be and remain financially responsible for all Returns of Records distributed hereunder. EMI may (in its sole discretion) continue to accept Returns from EMI's customers, but EMI shall not be obligated to do so. With respect to any such Returns accepted

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by EMI and where EMI credits its customer therefor, EMI may charge and bill Company for such Returns (less EMI's Distribution Fee), which sum Company promptly shall pay, or EMI may deduct such amount from the Reserve. Company and EMI shall cooperate fully and in good faith with each other to achieve a smooth transition at the end of the Term, and Company shall require any successor distributor to do so as well.

(a) Final Statement. Within nine (9) months following the expiration or earlier termination of the Term (or such longer period of time as EMI may reasonably elect to accommodate its customers' returns policies), EMI will prepare and render to Company a statement ("the Final Statement") setting forth (i) all amounts payable to EMI under this Agreement, (ii) all amounts payable to Company under this Agreement, (iii) the amount of any unliquidated Reserve, and (iv) the net amount payable by EMI to Company, or by Company to EMI, as applicable ("the Settlement Amount"). If the Settlement Amount is payable by EMI to Company, EMI shall make payment of such amount to Company at the time the Final Statement is rendered. If the Settlement Amount is payable by Company to EMI, Company shall make payment of such amount within ten (10) business days following delivery of the Final Statement.

(b) Approved Successor Distributor. Notwithstanding anything to the contrary contained in this Paragraph 14.02, if, upon the expiration or termination of the Term, Company has contracted with an Approved Distributor (as hereinafter defined) that is actually accepting returns of Records distributed hereunder and crediting or refunding EMI's customers for the full amount that such customer paid to EMI for such Record, EMI shall render the Final Statement within three (3) months following the expiration or termination of the Term and will liquidate all Reserves at such time. For the purposes hereof, an "Approved Distributor" shall refer to a successor distributor acceptable to EMI (in its sole, reasonable discretion) that has agreed in writing to accept all Records distributed by EMI hereunder that are tendered to such successor distributor and, for the benefit of EMI and its customers, to give a credit or a refund in the full amount paid by such customer to EMI. As of the date of this Agreement, the following distributors are deemed acceptable to EMI: Sony, RED, UMVD, Fontana, WMG, and ADA.

15. Representations, Warranties and Certain Covenants

15.01 Organization; Authorization. Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and is a bona fide business entity established for a valid business purpose within the meaning of the tax laws of the United States and is not a mere sham, conduit, or agent. Company has the requisite right, power and authority to enter into this Agreement, to grant to EMI the rights set forth herein and to perform fully its obligations hereunder, in each case, without violating any third party's rights under any agreement or restriction to which Company is a party or by which Company is otherwise bound.

15.02 Copyrights; Third Party Consents. Company presently is, or at the time of the manufacture, distribution and sale of each Subject Record hereunder will be, the owner, assignee, exclusive licensee or exclusive distributor in the Territory of the Master from which such Subject Record is derived, all performances embodied in such Record, the right to

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manufacture and distribute such Record in the Territory, all applicable sound recording copyrights in such Record (including all so-called "samples" from pre-existing masters), all Artwork and all trademarks and tradenames used in or on such Artwork and/or Record. Company shall register such sound recording and other copyrights (to the extent owned or controlled by Company) with the United States Copyright Office. Pursuant to Paragraph 4.08(ii) above, Company shall timely deliver to EMI documents evidencing Company's rights as set forth in this Paragraph 15.02.

15.03 Third Party Costs; No Violations. All costs required to be paid by Company pursuant to Paragraph 4.01 above have been or will be paid in full on a timely basis. Masters, Records, Components and all Artwork, materials and services furnished by Company hereunder shall comply with all applicable laws and regulations, including (without limitation) those concerning trade regulation, payola, customs and obscenity, and shall not violate, breach or infringe any contractual right, common law right or statutory right of any Person whatsoever (living or deceased), including, without limitation, rights with respect to patents, trademarks, tradenames, copyrights, defamation, false advertising, consumer protection, privacy and publicity. Without limiting the generality of the foregoing: (i) all of the performers and other Persons whose services were furnished in connection with recording the Masters (and each selection thereon) were free to furnish such services, without such conduct constituting a material violation of any contract, contractual restriction or duty owed to any Person; and (ii) Company presently has, or at the time of the manufacture and distribution of Records hereunder will have, the right and license to reproduce mechanically all compositions embodied in Records to be distributed hereunder. At EMI's request, Company shall furnish with copies of Company's mechanical licenses for any or all of the compositions embodied on Records.

15.04 Title to Masters and Records. There presently are no liens, levies, judgments, garnishments, encumbrances (collectively, "Liens"), claims, demands, disputes, litigation (or any other form of judicial or regulatory proceedings, pending or threatened), limitations of rights or obligations (collectively, "Claims") upon, concerning or in connection with Masters (other than royalty or similar obligations), Artwork, Records and/or Components derived therefrom or manufacturing parts therefor. If any Lien or Claim should arise during the Term, without limiting any of EMI's rights or remedies, Company immediately shall notify EMI thereof in writing, and shall take whatever steps may be necessary or appropriate to defend such Claim and/or eliminate such Lien.

15.05 Collective Bargaining Agreements. All Masters have been or will be recorded in accordance with the applicable rules and regulations of all unions, if any, having jurisdiction over the recording thereof, and Company shall comply with the terms and conditions of all collective bargaining agreements, if any, to which it is signatory.

15.06 EMI Trademarks, Etc. Nothing in this Agreement shall be deemed to grant to Company any rights whatsoever in or to any name, logo, trademark or other service mark of EMI or any of its affiliates, including, without limitation, for use on or in connection with any Artwork or Records hereunder, it being understood and agreed that, as between EMI and

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Company, all such names, logos, trademarks and other service marks are owned exclusively by EMI.

16. **Indemnification**

Company hereby indemnifies, saves, and holds EMI harmless from and against any and all damages, liabilities, costs, losses and expenses (including legal costs and outside attorneys' fees) (collectively, "Losses") arising out of or connected with any claim, demand, or action that is inconsistent with any of the warranties, representations, covenants or agreements made by Company in this Agreement. Company shall reimburse EMI, on demand, for any payment made by EMI at any time with respect to any Losses to which the foregoing indemnity applies. Pending the determination of any claim, demand, or action, EMI may, at its election, withhold payment of any monies otherwise payable to Company hereunder in an amount that does not exceed Company's potential liability to EMI pursuant to this paragraph. This indemnification provision shall survive the expiration or any termination of the Term.

17. **Notices**

All notices and other communications required or permitted hereunder shall be in writing and shall be delivered personally or sent by certified, registered mail or next day express mail or courier, postage prepaid. Any such notice shall be deemed given (a) when so delivered personally, (b) the day after, when sent by next day express mail or courier or (c) five (5) days after, when sent by certified or registered mail, as follows:

(i) If to EMI, to it at:

1750 North Vine Street
Hollywood, California 90028
Fax: (323) 871-5015
Attention: Vice President, Business Affairs

with a copy to:

EMI Music North America
150 Fifth Avenue
New York, New York 10011
Fax: (212) 786-8103
Attention: Legal & Business Affairs

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(ii) If to Company, to it at:

Stadium Entertainment Corp.
206 Bryans Road
Hampton, New Jersey 08827
Attention: Camille Barbone

with a copy to:

Grubman Indursky & Shire, P.C.
152 West 57th Street
New York, New York 10019
Attention: Don Friedman

18. Security Provisions

18.01 Grant. To secure the prompt and complete payment and performance of any and all present and future indebtedness, obligations and liabilities of Company to EMI pursuant to this Agreement, which indebtedness, obligations and liabilities arise or accrue prior to the expiration or termination of the Term ("the Obligations"), Company hereby grants to EMI a first-priority security interest, prior to all other liens and encumbrances ("the Security Interest") in and to the following, whether now owned or hereafter acquired (collectively, the "Collateral"): (i) all existing and after-acquired inventory of Records, wherever located, now or hereafter held by Company or EMI, (ii) the Components, Containers, mothers, stampers and all parts used to manufacture or derive finished goods Records, and all rights necessary to enable EMI or its designated affiliates to commercially exploit all Collateral hereunder in the event of Company's default, (iii) all accounts receivables due from EMI to Company under this Agreement, and (vi) all proceeds and products arising from the collection, sale, lease, exchange, assignment, or other distribution of, or realization upon, any or all of the foregoing (including without limitation, all claims against third parties for losses and all insurance proceeds). Notwithstanding anything to the contrary contained herein, the Security Interest shall terminate when the Obligations have been fully satisfied, and EMI shall sign and deliver to Company any termination documentation reasonably requested by Company.

18.02 Representations, Warranties and Certain Covenants. (a) Company warrants, represents and covenants that Company has not granted and will not grant any rights to anyone other than EMI that would be superior to the rights granted to EMI hereunder with respect to all or any part of the Collateral, whether by way of assignment, security interest or otherwise, and that no financing statement naming Company or any predecessor thereof as debtor is on file in any public office. Without the prior written consent of EMI, Company will not sell, transfer, lease or otherwise dispose of any of the Collateral, or attempt, offer or contract to do so, except in the ordinary course of Company's business. To the extent permitted by applicable law, Company waives all claims, damages and demands against EMI arising out of the repossession, retention or sale of the Collateral, or any part or part thereof, under these Security Provisions. Company recognizes that in the event Company fails to perform, observe or

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discharge any of its obligations or liabilities under these Security Provisions, no remedy at law will provide adequate relief to EMI and EMI shall be entitled to seek temporary injunctive relief in any such case without the necessity of proving actual damages.

(b) Company agrees to execute and deliver to EMI all financing or continuation statements and/or other documents (e.g., UCC-1 forms) that are reasonable and necessary for EMI to protect its interest in the Collateral ("Financing Statements"). If Company fails unreasonably to so execute and deliver any such Financing Statement within ten (10) business days following Company's receipt of such Financing Statement, then Company will grant to EMI a limited power-of-attorney solely for the purpose of executing such Financing Statement in Company's name and on Company's behalf. EMI shall have the right to file such Financing Statements in any jurisdiction that EMI deems appropriate.

(c) Company agrees that it will pay to EMI upon demand the amount of any and all reasonable out-of-pocket expenses (including, without limitation, all taxes, if any, and attorney's fees and costs) that EMI may incur by reason of the Security Interest or otherwise in connection with (i) the administration or enforcement of, or the exercise of any rights conferred on EMI under these Security Provisions, including such expenses as are incurred to preserve the value of the Collateral or the validity, perfection, rank and value of the Security Interest and (ii) the custody, preservation, use or operation of, or the collection, sale or other disposition of, any of the Collateral, or to free any of the Collateral from any lien or other encumbrance thereon. Notwithstanding the foregoing, EMI shall bear the costs of filing any documents (e.g., UCC forms).

18.03 Events of Default. Upon the occurrence of an Event of Default (as hereinafter defined), EMI shall have the right to declare any obligation secured hereby immediately due and payable and to exercise any and all other rights it has hereunder and under applicable law. As used herein, an "Event of Default" shall occur upon: (i) the material breach at any time of any covenant, agreement or undertaking of Company contained herein, and the continuation of such breach for a period of thirty (30) days after written notice thereof to Company; (ii) the failure to pay when due any obligations of Company to EMI hereunder; (iii) the material falsity, at any time, of any representation or warranty of Company contained herein; or (v) upon the insolvency of, or the adjudication of bankruptcy of, or the filing of a petition therefor by or against, Company or if Company is unable to generally pay its debts as they come due.

18.04. Termination of Security Interest. The Security Interest shall terminate when this Agreement has been terminated and all of the Obligations have been completely performed and indefeasibly paid in full. At such time, EMI will, at the expense of Company and without any representations, warranties or recourse of any kind whatsoever, execute and deliver to Company such documentation (e.g., UCC-3s) as is reasonable and necessary to evidence the termination of the Security Interest.

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19. Miscellaneous

19.01 Taxes; Tax Withholding. Any taxes or other charges on Company's property shall be paid by Company; and if such taxes or charges should be assessed to EMI, then Company shall pay to EMI all sums required to discharge such liability. If taxes (e.g., sales, use, excise, value added) of any kind are or should hereafter become applicable to the services to be rendered or the transactions contemplated by this Agreement, then such taxes shall be added to the charges to be paid by Company hereunder. EMI shall have the right to withhold from sums otherwise payable hereunder such amounts, if any, as may be required under the laws, regulations or judicial or administrative orders of any jurisdiction in the Territory, including (without limitation) all taxing authorities. Nothing in this Agreement shall require EMI to perform any act or pay any monies which act or payment would violate the laws, regulations, or judicial or administrative orders of any jurisdiction in the Territory.

19.02 Cure.

(a) Except for breaches of obligations hereunder which by their nature are not susceptible of cure, EMI shall not be in breach of any of its obligations hereunder unless and until Company shall have given specific written notice to EMI describing in detail the alleged breach, and EMI shall have failed to cure such breach within thirty (30) days after receipt of such written notice.

(b) Except for (i) Company's breaches of its exclusivity obligations hereunder, and (ii) breaches by Company of obligations hereunder of the same kind or nature as breaches which have been the subject of previous notices of breach to Company hereunder, and (iii) Company's breaches of obligations hereunder which by their nature are not susceptible of cure, to all of which breaches this cure provision shall expressly not apply, Company shall not be in breach of its other obligations hereunder unless and until EMI shall have given specific written notice to Company describing in detail the alleged breach, and Company shall have failed to cure such breach within thirty (30) days after receipt of such written notice.

19.03 Captions and Headings. The captions and paragraph headings used herein are inserted for convenience of reference only and shall not control or affect the construction or interpretation of this Agreement.

19.04 Independent Contractor Relationship. The relationship between EMI and Company hereunder shall at all times be that of independent contractors, and nothing contained herein shall render or constitute the parties joint venturers, partners or fiduciaries of each other.

19.05. Public Statements. Either party shall seek the other party's prior approval of all public statements or written materials referring to this Agreement or to its business relationship with such other party.

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19.06 Waiver. No waiver or amendment of any term or condition of this Agreement shall be binding upon either party unless confirmed by a document signed by a duly authorized officer of the party to be charged. No waiver by any party of any term or condition of this Agreement, or any part hereof, shall be deemed a waiver by such party of any other term or condition of this Agreement, or of any later breach of this Agreement or of any part thereof.

19.07 Severability. If any part of this Agreement is determined to be void, invalid, inoperative or unenforceable by a court of competent jurisdiction or by any other legally constituted body having jurisdiction to make such determination, such decision shall not affect any other provisions hereof, and the remainder of this Agreement shall be effective as though such void, invalid, inoperative or unenforceable provision had not been contained herein.

19.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

19.09 Assignment. Company may not assign this Agreement, or any part hereof, or any of its rights hereunder, to any Person without the prior written consent of EMI, other than in conjunction with a sale or assignment of all or substantially all of Company's business. EMI may assign any or all of its rights and duties under this Agreement, to any parent, subsidiary, affiliated or successor Person, or to any Person acquiring all or substantially all of EMI's assets, and upon any such assignment EMI shall be relieved of its obligations hereunder.

19.10 Applicable Law. This Agreement and all matters relating hereto shall be governed by the laws of the State of New York applicable to contracts made and to be performed in the State of New York, without regard to the choice of law principles thereof. The exclusive

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jurisdiction and venue for any judicial proceeding arising out of, regarding or pertaining to this Agreement shall lie in the United States District Court for the Southern District of New York located in New York County or, if federal jurisdiction is not available, the Supreme Court of the State of New York located in New York County.

19.11 Entire Agreement. This Agreement constitutes the entire agreement between EMI and Company with respect to the subject matter hereof, all prior negotiations and understandings being merged herein. No person acting or purporting to act on behalf of either party has made any promises or representations upon which the other has relied, except those expressly found herein. This Agreement may only be altered or amended by an instrument in writing executed by authorized signatories of both parties hereto.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

STADIUM ENTERTAINMENT CORP.

By [signature]
Name: CAMILLE M. BARBONE
Title: C.O.O. /EXEC V.P

Address:
206 Bryans Road
Hampton, New Jersey 08827

EMI GLOBAL MUSIC SERVICES
a division of Capitol Records LLC

By [signature]
Name:
Title:

Address:
1750 North Vine Street
Hollywood, California 90028

110

EXHIBIT A

Manufacturing Services

1. Manufacturing Charges.

With respect to all Records manufactured by EMI hereunder, for standard configurations of Records (other than Components) ordered by Company, Company shall pay to EMI the prices set forth on Exhibit A-1 attached hereto with respect to the materials and services described ("Basic Prices"). For special handling or the furnishing of materials or services not covered by the Basic Prices, additional charges will be quoted at the time those services are requested. All fees and charges in respect of manufacturing services provided under this Exhibit A (collectively, "Manufacturing Charges") will be set forth on the statement rendered by EMI pursuant to Paragraph 9. in connection with the distribution of Records hereunder and all Manufacturing Charges shall be payable in accordance with the provisions of such Paragraph 9. Notwithstanding the foregoing, EMI shall have the right to demand advance payment for any Manufacturing Charges before such charges are incurred on behalf of Company.

2. Certain Obligations of Company.

Company shall be solely responsible for all activities, and shall pay all costs, expenses and charges incurred in connection with: (i) the delivery of Components, Masters, color separations and label copy to a location designated by EMI; and (ii) obtaining and assigning ICPN / ISRC Codes to each Master embodied on Records and ensuring the encoding thereof on all such Masters.

3. Order Procedures.

3.01 EMI shall determine all quantities of Records to be manufactured hereunder. All manufacturing orders for Records shall be evidenced by a written purchase order or fax. Orders must include all information necessary to properly identify the product to be manufactured, including artist, title, catalog number, configuration, quantity, special handling or special items requested by Company and desired delivery date.

3.02 Prior to manufacture, an order must be Workable. A "Workable" order is an order for which all of the necessary items to be furnished by Company (such as Masters, Components (or, if otherwise applicable, all Artwork in camera-ready format) and similar materials) have been received at a location designated by EMI.

3.03 EMI shall have the exclusive prerogative to designate the manufacturing facility to be used by EMI to fabricate any given purchase order for Records, and shall have the right to off-load production of Records to any sub-contractor that it uses for its manufacturing requirements (at no additional cost to Company).

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3.04 All orders shall be subject to the minimum order requirements applicable generally to EMI's labels. For each selection in an order, there shall be an allowable fulfillment deviation of plus or minus ten percent (10%), not to exceed one thousand (1,000) units. Orders filled within such deviation shall be deemed to be satisfied, and Company shall pay EMI on the actual number of units shipped. Once placed, an order may not be canceled or changed without EMI's written approval. In such event, Company shall pay EMI for all units manufactured and for any incremental costs of material and labor incurred by EMI in respect of such cancelled or changed order.

3.05 Upon the completion of an order for Records, EMI shall, at its own expense, ship all such Records to EMI's Customer Fulfillment Center in EMI's standard box-lot quantities.

3.06 Records manufactured hereunder, and all of the materials supplied by EMI, shall be of a quality level equivalent to standard "pop" Records then being manufactured domestically for EMI's affiliated labels. **EXCEPT TO THE EXTENT OF THE FOREGOING SENTENCE, ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE HEREBY DISCLAIMED.** In the event of any manufacturing defects, EMI's responsibility shall be limited to replacement of the defective product (and related shipping costs) or crediting Company for its cost of manufacture, at EMI's election. **EMI SHALL NOT BE LIABLE FOR ANY OTHER ACTUAL OR CONSEQUENTIAL DAMAGES THAT COMPANY MAY SUSTAIN OR INCUR, INCLUDING (BUT NOT LIMITED TO) LOST REVENUE OR PROFITS.** EMI may change the technical specifications for Records manufactured hereunder without approval by or notice to Company if such change applies uniformly to all product manufactured by EMI.

3.07 All Records manufactured hereunder shall indicate that they are "Manufactured by Stadium Entertainment Corp." and set forth Company's true name and address.

4. Manufacturing Inventory.

4.01 All inventory of Records and Components temporarily stored in any manufacturing facility ("Manufacturing Inventory") shall become Company's property upon the completion of their manufacture, subject to the Security Provisions. Subject to a shrinkage allowance of two percent (2%) of unexplained loss of inventory, the risk of loss of Manufacturing Inventory in EMI's possession shall be borne by EMI. As between Company and EMI, EMI shall own all manufacturing parts and all derivatives or duplicates thereof fabricated by or for it in connection with the production process, including (without limitation) all photographic films and color keys, if any, duplicate audio tapes (analog or digital), glass Masters and running Masters (collectively, "Manufacturing Parts"); provided, however, that EMI shall not use any such Manufacturing Parts or derivatives except pursuant to this Agreement (including under the Security Provisions). Company may acquire any of such Manufacturing Parts when they become obsolete, or at the end of the Term, by paying to EMI the actual cost of

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their manufacture. If Company elects not to acquire such Manufacturing Parts, Company irrevocably authorizes EMI to destroy them. Company shall own all Manufacturing Parts furnished by it to EMI, which EMI shall return to Company upon Company's request therefor, unless they are destroyed in the production process.

4.02 Company shall be responsible for the obsolescence of all Manufacturing Inventory. A reasonable quantity of Company's Components shall be stored by EMI at no charge. If a particular selection is not ordered for a period in excess of six (6) months, then EMI may notify Company to remove promptly any Components for that particular selection, at Company's expense. If, within thirty (30) days of such notice, such Components are not so removed, then EMI may destroy such Components, without further notice or responsibility to Company.

4.03 Within thirty (30) days after the expiration or termination of the Term ("the Manufacturing Removal Date"), Company shall remove all Manufacturing Parts and Manufacturing Inventory from all relevant facilities or provide EMI with written instructions indicating an address for EMI to ship all such Manufacturing Parts and Manufacturing Inventory. The cost of such removal/shipment (including all freight charges and charges for loading services, if any) shall be paid by Company. If any portion of such Manufacturing Parts or Manufacturing Inventory is not removed (or a location for shipment is not provided) by the Manufacturing Removal Date, Company irrevocably authorizes EMI to destroy all such Manufacturing Parts and Manufacturing Inventory.

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EXHIBIT A-1
COMPACT DISC
Production Price Quote

Compact Disc Quote Includes:

- Mastering from client-supplied source. (No charge on initial orders of 3,000 units or greater). Source must be P.Q. edited.
  - ➢ Accepted sources: PMCD or DDPi (physical or supplied electronically via Wam!Net)
  - ➢ Extra charge over 00:74:00 total time.
  - ➢ Only client-supplied source will be returned. All other materials will remain the property of EMI.
- Replication of CD-Audio or CD-ROM Disc.
- Print application of up to 2 colors of label information on the disc.
  - ➢ A proof of final print desired must be included, and colors identified with print sequence.
- Transportation is F.O.B. Jacksonville, IL 62650.

Price: Fully packaged discs contain client-supplied components, packaged into a jewel-box with a standard gray, black or clear tray (supplied by EMI) with top-spine label and shrinkwrap, placed into a 30-count shipping carton:

Fully Packaged	[$0.50]
Bare Disc	[$0.29]

Mastering Charge: $350 (only applied to initial orders of less than 3,000 units)

Add-On Prices:	Additional print – 3-color	$0.03	per color, per unit
	Additional print – 4-color	$0.06	per color, per unit
	Additional print – 5-color	$0.09	per color, per unit
	Stickering	$0.02	per unit – automated
	Stickering	$0.06	per unit – hand applied

Special Packaging: Prices available on request.

Minimum Order Quantity: 1,000 units

EAS—Source Tagging: The parties hereto acknowledge that EMI may participate in a program to apply antitheft electronic article security (EAS) tags to compact discs at the point of manufacture. It is agreed that if EMI shall commence the application of EAS tags, the per unit price of compact discs manufactured hereunder may be subject to increase in an amount to be charged to Company as EMI shall generally charge its third party labels.

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EXHIBIT B
EMI Music Marketing
Menu of Special Services

Warehousing & Distribution			Cost Per Unit
Close-out/Overstocks/Pre-packs/Stickering/ Reboxing/Marking/Scrapping (Freight assumed to be paid by Label)			$ 0.07
Record Club Orders (Freight assumed to be collect to customer)			$ 0.20

Promotional mailers / IMRs (Including pick/pack/freight)**	1 Unit	2 Units	3 or More Units
Ground	$ 1.87	$ 1.34	$ 1.19
Three Day	$ 4.92	$ 2.50	$ 1.38
Two Day	$ 5.86	$ 2.97	$ 1.79
Overnight	$11.17	$ 5.63	$ 3.16

**Estimations of actual costs to ship

Special shipping requests (e.g., Air freight)		At cost
Other special services not covered above		At cost
Music Samplers		
Audio-only Samplers		At cost + 10%
Video compilation	Per artist	$880
Customer convention videos	Per artist	$1,000
Other special services		At cost
NARM product presentation in excess of basic service		At cost

Definition of NARM product presentation basic service:
Includes:
Preparation of graphics and announcement of live acts
Preparation of EMI community pieces – no changes from first submission
Assembly of label submitted video to complete video – no changes from first submission
Does not include:
Costs for live acts and artist appearances – equipment, sound checks, travel, hotel, etc.

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EXHIBIT C
ELECTRONIC TRANSMISSION RECORDS – DELIVERY OBLIGATIONS AND CERTAIN COSTS

1. Delivery. Company shall deliver to an authorized employee of EMI, at Company's sole cost and expense, all materials, documents and information required by EMI for delivery to EMI's third-party digital encoder for the distribution of Electronic Transmission Records under this Agreement, in the formats and to the specifications that EMI shall designate in accordance with its then-current requirements therefor, including, without limitation, the following (all such materials, documents and information in such formats and to such specifications, the "Required ETR Delivery Materials"):

a. For each audio-only Master, a WAV 4.1 GH file (or successor or other file format then used by EMI) and for each audiovisual Master, the form customarily used by EMI (currently, DigiBeta, BetaSP, MPEG2 (via Media Mover), DVCam or D5 for most videos and DLT for DVD production);

b. Copies of all Artwork in the high resolution digital file format and to the specifications customarily used by EMI and consistent with EMI's then-current requirements therefor (currently, a .tiff file, RGB mode (red green blue), 300Dpi minimum, 1300x1300 pixel minimum, and square in dimension); and

c. All complete and correct technical metadata information (the "Metadata") uploaded by Company directly to EMI's B2B website (or such successor website or other method that EMI may then use for such purpose), subject to Company's election under Paragraph 2 of this Exhibit C to have EMI provide the Digital Ingestion Service (defined below) in respect of Company's catalog titles.

2. Digital Ingestion Service. Notwithstanding the provisions of clause c. of Paragraph 1 of this Exhibit C, with respect to all of Company's catalog titles available for distribution under this Agreement via Electronic Transmission, at Company's election, subject to EMI's agreement thereto and subject to Company's delivery to EMI of complete and correct Metadata for all such titles in a form reasonably acceptable to EMI, EMI will upload such Metadata (the "Digital Ingestion Service") to EMI's B2B website (or such successor website or other method that EMI may then use for such purpose). In consideration for providing the Digital Ingestion Service, Company shall be charged a fee of five dollars ($5.00) per title, which shall be deducted by EMI from any amounts otherwise payable by EMI to Company and otherwise shall be subject to the provisions of Paragraph 18 of this Agreement. EMI's provision of the Digital Ingestion Service will not be deemed an assumption of any obligation or liability by EMI, including, without limitation, with respect to any errors in the Metadata, and nothing in this Paragraph 2 will limit in any way Company's representations, warranties and covenants under this Agreement.

3. Certain Costs. Company shall be solely responsible for paying all costs, expenses and charges, incurred in connection with the encoding and digitization of Masters and Artwork,

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and any other required modifications or optimization thereto: (i) for purposes of exploitation of Masters and/or Records through mobile platforms and for mobile products/uses (including, without limitation, digital downloading, streaming, "ringtunes," "ring-backs," musical dedications, "voice ringers," mobile bundles and graphics), except any costs for which the applicable mobile service provider is directly responsible; and (ii) for purposes of exploitation of Electronic Transmission Records embodying audiovisual Masters, except any costs for which the applicable digital service provider is directly responsible (all such costs, expenses and charges pursuant to clauses (i) and (ii) of this Paragraph 3 are sometimes referred to in this Agreement as "Mobile/AV Digitization Charges"). If EMI incurs any Mobile/AV Digitization Charges, such Mobile/AV Digitization Charges shall be deductible by EMI from any amounts otherwise payable by EMI to Company and otherwise shall be subject to the provisions of Paragraph 18 of this Agreement.

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Schedule 1

1.Yung Joc - Knock It Out Da Park,
2.Raiyn and Talib Kweli – Flyaway,
3.Tay Dizm Feat. T Pain & Rick Ross - Beam me Up
4.Macy Gray and Marsha Ambrosius - Still Hurts
5.G.L.C. and Kanye West - The Big Screen
6.Sam Chris and Big Boi - These Past Days
7.Mikkey Halsted and Klass - Sweetest Taboo
8.Ziggy Nina and Chingy - Make Your Way To The Dance Floor
9. Porta Prince and Ray J - If I Told U
10.Jarvis and Ludacris - Pretty Girl
11.Mario - Ghetto Love
12.DJ Pharris and Paul Wall and Lil Scrappy and Rich Boy - Don't Know How 2 Act
13.Brandon Hines - I Don't Wanna
14. Mannie Fresh, The Show and Lil Wayne – Imma Get Mine
15. Snoop Dogg and The Hustle Boyz- finalizing negotiations and track Selection**
16. Ne Yo- Tentative**

Exhibit 6.2

119
6.2

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of March 25th, 2008

Mr. Rico Wade
The Dungeon Studios, Inc.
133 Peachtree Street, Suite 4070
NE Atlanta, GA 30303

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition tentatively entitled "These Past Days" (the "Composition") and featuring the recorded performances of Sam Christian and for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Sam Christian and (Artist to be named) are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the original version of the Master (including, without limitation, studio [illegible] fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than April 20, 2008.

2. Ownership of Master. Dungeon Studios Inc. and Artist's record label, shall own the Master, including the sound recording copyright therein. You and we shall each [illegible] exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (through Artists and Label) shall have the right to include the Master on one (1) audio record album featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be a fee payable to you and it shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the complete execution of this Agreement and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional fee of [redacted] promptly after such sales level is achieved.

(b) Royalty. We shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales,

sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) (including Label) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designee's mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contracto and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the Sta of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws c the State of New York applicable to contracts entered into and performed entirely within

the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to

the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________________

ACCEPTED AND AGREED TO:

The Dungeon Studio, Inc.

By: ______________________

______________________ ______________________

Rico Wade Sam Christian

By: ______________________

____

Artist to Be Named

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________________

ACCEPTED AND AGREED TO:

The Dungeon Studio, Inc.

By: ______________________

____
Rico Wade

____
Sam Christian

Samuel Christian

By: ______________________

____
Artist to Be Named

124

Exhibit 6.3

6.3 125

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of May 12, 2008

Hustlenomics, LLC
c/o Nova Perry, PC
1841 Broadway
Suite 713
New York, New York 10023

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "Knock It Out The Park" (the "Composition") and featuring the recorded performances of Jasiel Robinson/ p/k/a "Yung Joc" ("Artist"), and produced by LaDamon Douglas, p/k/a "Fatboi" ("Producer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum.

1. Recording. The Master shall feature the vocal performances of Artist and shall be produced by Producer. Artist and Producer shall be jointly and severally responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and Producer and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. Artist and Producer shall deliver the Master to us no later than ________________, 2008.

2. Ownership.

(a) Ownership of Master. You, Producer and we shall each own an undivided ownership interest in and to the Master, including the sound recording copyright therein (but excluding the Composition) in the following percentages: 50% to us, 25% to you and 25% to Producer. However, if Artist's record label, Bad Boy Records ("Label") requires that it be the owner of the Master, then you, Producer and we agree that Label, rather than you, Producer and we, shall be the owner thereof. You (or Label) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

(b) Ownership of Composition. Artist and Producer hereby agree that, as between them, each owns an undivided 50% interest in the Composition.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown

305201.4
081508

(including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You, Artist and Producer hereby grant to us and our designees the worldwide and perpetual right to use your, Artist's and Producer's names and Artist's and Producer's likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You, Artist and Producer also hereby grant to us the right to use the name(s) of any other producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album featuring Artist's performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of Artist and Producer), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to Artist, Producer, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

(d) Credit. We agree that we shall accord producer credit on the packaging of the Album in substantially the following form: "Produced by Fatboi for Simone's Daddy Music/EMI April Music (ASCAP)". Such credit shall appear in the album liner notes in the same place where all other similar credits appear. Our inadvertent failure to accord such credit shall not constitute a breach hereof, provided we shall promptly correct any such failure on all copies of the Album manufactured after our receipt of written notice from you or Producer of such failure.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artist hereunder, and conditioned upon your full performance of your, Artist's and Producer's material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Artist's record label, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible. You hereby instruct us, and we hereby agree, to pay one-half (1/2) of the foregoing sum to you and the other one-half (1/2) directly to Producer on your behalf.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted] promptly after such sales level is achieved. You hereby instruct us, and we hereby agree, to pay one-half (1/2) of the foregoing sum to you and the other one-half (1/2) directly to Producer on your behalf.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement. You hereby instruct us, and we hereby agree, to pay 100% of the royalties payable hereunder (after recoupment of all advances as provided herein) directly to Producer on your behalf. In connection therewith, we agree that Producer may exercise your audit rights on your behalf.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artist and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artist's record label and any other third party owning or controlling rights in the Artist's recording services. Without limiting the foregoing, you shall be solely responsible for paying, and shall pay when due, all compensation due to Producer as the producer of the Master; provided, however, by his signature below, Producer hereby acknowledges and agrees that the sums required to be paid directly to Producer pursuant to paragraph 4 above constitute his sole compensation in connection with our exploitation of the Master.

6. Mechanical Royalties. If you, Artist and/or Producer have written, or own or control, any portion of the Composition, you, Artist and Producer shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You, Artist and Producer shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6. With respect to his interest in the Composition, by their signatures below Artist and Producer agree to grant us mechanical licenses in accordance with the foregoing.

7. Warranties and Representations. You hereby warrant and represent that (a) you have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artist are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artist shall record any of the musical compositions embodied in the Master for any third party until the date which is two (2) years after the delivery of the Master to us; and (e) you are a party to an agreement with Artist (which agreement is in full force and effect) pursuant to which you are entitled to the results and proceeds of Artist's services as a recording artist. You further warrant and represent that you and/or Artist are a party to an agreement with Producer pursuant to which you or Artist have engaged Producer to render his services as producer of the Master, and that you or Artist have acquired all necessary rights from Producer. You shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of

New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________________

ACCEPTED AND AGREED TO:

HUSTLENOMICS, LLC

By: ______________________

Accepted and agreed to, insofar as the foregoing applies to or affects me:

____
Jasiel Robinson, p/k/a "Yung Joc"

____
LaDamon Douglas, p/k/a "Fatboi"

Exhibit 6.4

131
6.4

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of July 23, 2008

Nappy Boy Digital, LLC
2701 West Oakland Park Blvd.
Suite 210
Fort Lauderdale, Florida 33311

Gentlemen:

Reference is hereby made to the agreement between you and us dated as of July 8, 2008 (the "Agreement"). The following, when executed by you and by us, shall constitute an amendment to the Agreement:

1. All terms used herein shall have the same meanings as when used in the Agreement, except as otherwise expressly provided for herein.

2. In connection with your marketing and promotion of your digital "single" of the Master (the "Single") and our marketing and promotion of the physical version of the Album containing the Master, you and we agree to cooperate with each other and engage in cross-marketing efforts, as follows:

(a) We shall pay you the sum of [redacted] as a contribution to your marketing and promotion costs in connection with the Single. We shall pay you such sum promptly following the complete execution hereof.

(b) You shall spend no less than [redacted] (inclusive of the amount we pay to you pursuant to paragraph 2(a) above) on marketing and promotion activities in the United States relating to the Single which take place between the date hereof and October 23, 2008. Your marketing and promotion activities shall include the following:

(i) The production of a promotional video (the "Video") of the Master (which production costs shall be at least [redacted]) and the promotion of the Video to customary local, regional and national video exhibitors.

(ii) The hiring of "core" promotional teams and "indie" promoters to promote the Single to radio. You further agree that you will cooperate with our designated promotion person, Wayman Jones, in order to ensure that your promotion efforts for the Single and our promotion efforts for the Album are coordinated. We shall instruct Wayman Jones to take direction from you with respect to his services in connection with radio promotion of the Single.

(iii) Print and online advertising for the Single ("NBD Advertising"). You agree that you will spend at least [redacted] on the NBD Advertising (exclusive of the production costs for the advertisements).

07270.2
72308

(c) We shall supply you with t-shirts and/or jerseys, for use in the Video, which show the title of the Album. You agree that the Video shall include a prominent display of the Album title as it appears on those t-shirts and/or jerseys. You further agree that the Video credits will include (1)a reference to the availability of the Master on the Album along with a label credit for us and (2) a mention that a portion of the proceeds from the Album will go to the Negro Leagues Baseball Museum. The actual wording of these credits shall be subject to our reasonable approval.

(d) You agree that the NBD Advertising shall include a reasonably prominent legend identifying the title of the Album and indicating that the Master is available as a digital Single and that it is available on albums exclusively on the Album. The actual wording of this legend shall be subject to our reasonable approval.

(e) In our print and online advertising for the Album which runs until the date on which we commence marketing and promoting the first single from the Album to be released by us, we agree to include a reasonably prominent legend stating that the hit single "Beam Me Up" is available digitally on Nappy Boy Digital. The actual wording of this legend shall be subject to your reasonable approval.

(f) You and we shall engage in such other cross-marketing efforts as we mutually approve.

Except as expressly provided herein, the Agreement remains in full force and effect.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: [signature]

7/28/08

ACCEPTED AND AGREED TO:

NAPPY BOY DIGITAL, LLC

By: [signature]

DAVID ABRAM 7/24/08

307270.2

Exhibit 6.5

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of June 30, 2008

Street Show Records | Ryan Press

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "~~Natural Woman~~ (the "Composition") and featuring the recorded performances of Talib Kweli ~~and Mario~~, referred to herein as "Guest Performer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performer are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later July 20th, 2008.

2. Ownership of Master. You and we shall each own an undivided fifty percent (50%) ownership interest in and to the Master, including the sound recording copyright therein; provided, however, if Performer's record label requires that it be the owner of the Master, then you and we agree that Label, rather than you and we, shall be the owner thereof. You (or Label) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Performer's and Guest Performer's record labels, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted] promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release o ibute any other written publicity material which mentions the Museum or to the Ameri ro Baseball League in connection with Artist's recording services or the Master, the co efor shall be subject to our prior written approval (which approval shall not be unreason held).

9. Miscellaneous. In rendering services hereunder, you shall have the status of pendent contractors and nothing contained in this agreement shall constitute you as our loyee or agent. We shall have the right to assign this agreement to any third party. Thi ement contains the entire understanding of the parties hereto relating to the subject mat of and cannot be changed except by a written instrument signed by the party to be boun failure to perform any obligation hereunder shall not be deemed a breach of this agreen ss you give us written notice of such failure and such failure is not corrected within thir days following our receipt of such notice. This agreement has been entered into the St York, and its validity, construction, interpretation and legal effect shall be governed by of the State of New York applicable to contracts entered into and performed entirely w itate of New York. All claims, disputes or disagreements which may arise out of the pretation, performance or breach of this agreement shall be submitted exclusively to urisdiction of the state courts of the state of New York or the Federal District Courts lo ew York City.

Very truly yours,

STADIUM ENTERTAINMENT C

By:

EPTED AND AGREED TO:

t Show Records for Talib Kweli Green

Exhibit 6.6

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of August 18, 2008

Mental Instruments Music Corp.
c/o Andrew Krents, Esq.
1 University Place
Suite 21K
New York, New York 10003

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "I Don't Wanna" (the "Composition") and featuring the recorded performances of Brandon Hines ("Artist"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum.

1. Recording. The Master shall feature the vocal performances of Artist. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than August 21, 2008. Notwithstanding the foregoing, you shall not be responsible for any costs incurred by us in connection with remixing the Master for inclusion in the Album, singles or other derivatives, mastering costs incurred by us, recording costs incurred by us in connection with the recording of performances of sidepersons engaged by us ("Stadium Sidepersons") or any other costs incurred by us after your delivery of the Master to us.

2. Ownership of Master. As between you and us, we acknowledge that you own the Master, including the sound recording copyright therein. We shall have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album (the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" [including the sale of individual downloads of the Master so long as such sale is made by the particular service from the track listing of the Album] and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the limited right to include excerpts of the Master solely and directly in connection with advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the primary and direct purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers (other than Stadium Sidepersons) on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof. We shall only use likenesses of Artist that are supplied to us by you or Artist or are otherwise approved by you or Artist.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraph 3(a) above are hereby reserved by you; provided, however, you shall not release, or authorize the release of the Master on any album or single prior to the date which is one (1) year following the earlier to occur of January 1, 2009 or the date of the initial commercial release in the United States of the Album; provided further, that the foregoing "holdback" shall not apply to your inclusion of the Master on the first album featuring Artist, which may be released at any time in your sole discretion. For clarification, you shall not have the right to use any version of the Master embodying the performances of a Stadium Sideperson without our written consent; provided, however, you may use one (1) version embodying a Stadium Sideperson provided you shall first secure the Stadium Sideperson's written consent as well as any necessary consents of such Stadium Sideperson's record label and any producer(s), mixer(s) or other persons rendering services to us or granting rights to us in or to such version.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artist hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below (i.e., excluding mechanical royalties). Such sum shall be inclusive of any and all recording costs (except those for which we are responsible in accordance with paragraph 1 above) and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum promptly following the later to occur of (A) complete execution of this Agreement and a mechanical license in agreed-upon form for the Composition; and (B) your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted] promptly after such sales level is achieved.

(iii) You direct us, and we agree, to pay one-half (1/2) of the Advance described in the foregoing paragraphs 4 (a) (i) and (ii) on your behalf directly to Artist. Payment to the Artist shall be sent to him c/o William E. Lewis, Esq., 271 Madison Avenue, 20th floor, New York, New York 10010

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement. The relevant provisions of the Museum Agreement are annexed hereto as Exhibit A.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artist and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artist's record label and any other third party owning or controlling rights in the Artist's recording services.

6. Mechanical Royalties. If you Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artist each hereby warrant and represent that (a) you and the Artist have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artist are subject to any

agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) the Artist shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto (except as expressly provided above); and (e) you are a party to a binding written agreement with the Artist, pursuant to which you have the right to the recording services of the Artist and have acquired from the Artist all rights in and to the Master and the performances contained thereon. You and Artist shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees actually incurred by us) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you or Artist herein.

8. <u>Press Releases, Publicity.</u> If you or Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. <u>Credit.</u> We shall accord Artist an appropriate credit in the liner notes of the Album and wherever else the other artists whose performances are featured on the Album are credited. We shall accord the producer of the Master a credit in the liner notes of the Album in substantially the following form: "Produced by Mental Instruments"; provided, our inadevertent failure to comply with this credit shall not constitute a breach hereof, although we shall cure any such failure on all copies of the Album manufactured after our receipt of your written notice of such failure.

10. <u>Miscellaneous.</u> In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within

the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in

New York City. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by email shall be sufficient to make execution of this Agreement binding, with original signature pages to be delivered thereafter.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________________

ACCEPTED AND AGREED TO:

MENTAL INSTRUMENTS MUSIC CORP.

By: ______________________

____

Brandon Hines

Exhibit 6.7

145

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of February 15, 2008

KDI, Inc.
5601 NW Seventh Avenue
Miami, Florida 33127

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition tentatively entitled "Make Your Way to the Dance Floor" (the "Composition") and featuring the recorded performances of Zaneta Bailey, professionally known as "Ziggy Nina" ("Ziggy Nina"), and Howard Bailey, professionally known as "Chingy" ("Chingy") for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Ziggy Nina and Chingy are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the original version of the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than March 31, 2008.

2. Ownership of Master. Artist's record label, Slot-A lot Records ("Label") shall own the Master, including the sound recording copyright therein. You and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof. We shall also have the right to accord "Rain" an appropriate credit.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (through Label) shall have the right to include the Master on one (1) audio record album featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the complete execution of this Agreement and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted] promptly after such sales level is achieved.

(b) Royalty. We shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) (including Label) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy

to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within

the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to

the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________________

ACCEPTED AND AGREED TO:

KDI, INC.

By: ______________________

Exhibit 6.8

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of July 8, 2008

Nappy Boy Digital, LLC
2701 West Oakland Park Blvd.
Suite 210
Fort Lauderdale, Florida 33311

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "Beam Me Up" (the "Composition") and featuring the recorded performances of Artavious Smith, professionally known as "Tay Dizm" ("Performer"), Faheem Rashad Najm, professionally known as "T-Pain" ("T-P") and Rick Ross ("Ross") (T-P and Ross being individually and collectively referred to herein as "Guest Performers"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performers are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of the Artists. You warrant and represent that you have paid all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than ______________, 2008.

2. Ownership of Master. You warrant and represent that you own all right, title and interest in and to the Master (including the sound recording copyright therein), free and clear of any claims, liens or encumbrances.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. You hereby grant to us and our designees the non-exclusive right and license to include the Master in the Album and to manufacture, distribute and sell the Album in any and all so-called "physical" audio media and formats, whether now known or unknown, throughout the world and in perpetuity, or to refrain therefrom. (For clarification, we shall not have the right to include the Master in the Album as sold via so-called "digital downloads".) We shall also have the right to include excerpts of the Master in advertising and promotions for the Album, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Album, from our website and/or the website of the Museum and of our designated record distributor. We shall not have the right to release the Master on any so-called "single" records or make any other uses of the Master.

151

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Album and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Website Links. Prior to the commencement of our marketing efforts in connection with the Album, if we include the Master on the Album, we shall create a hyperlink to your principal website and you shall create a hyperlink to our principal website. Such hyperlinks shall be maintained throughout the period in which we are actively engaged in marketing the Album.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. We shall pay you this sum as follows: fifty percent (50%) promptly following the complete execution of this Agreement and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted] promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

(c) Most Favored Nations. We represent that, as of the date hereof, we have not agreed to pay to any person or entity granting us rights in a master recording that is included on the Album, and, with respect solely to "similarly situation persons" (as defined in the last sentence of this paragraph 4(c)) we have not and will not hereafter grant to such a person (i) a larger advance than that payable to you hereunder, (ii) a royalty at a greater percentage rate than that payable to you hereunder, or (iii) a royalty calculated on terms more favorable to such person than the terms applicable to you hereunder. If we are in violation of the preceding sentence, then your sole remedy shall be that you shall be entitled to such greater advance, such greater royalty rate and/or such more favorable royalty calculation terms (as applicable), effective from inception. As used herein, a similarly situation person shall mean any person or entity granting to us rights in a master recording included on the Album, which person or entity is only granting to us the right to sell such Album as a physical record (and is not granting to us the right to sell the Album through digital transmission means).

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master is original and does not infringe upon the rights of any third party; (d) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (e) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any third party claim, liability, damage, cost and expense (including reasonable outside legal fees) in connection with any such third party claim which is inconsistent with any warranty, representation or covenant made by you herein.

Mar 02 09 01:36p STADIUM ENTERTAINMENT COR 19083207157 p.3

Received at: 1:36PM, 3/2/2009

153

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York County.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________

ACCEPTED AND AGREED TO:

NAPPY BOY DIGITAL, LLC

By: ______________

Exhibit 6.9

6.9 155

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of August 19, 2008

Face The Music, LLC
c/o Donald M. Woodard, Esq.
Locke, Lord Bissell & Liddell, LLP
The Proscenium, Suite 1900
1170 Peachtree Street, N.E.
Atlanta, GA

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition to be designated by you, subject to our reasonable approval (the "Composition") and featuring the recorded performances of Mikkel Nance, professionally known as "Mikkey Halsted" ("Performer") and Evan Roberts, professionally known as "_Klass " ("Guest Performer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performer are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than August 20th, 2008.

2. Ownership of Master. You and we shall each own an undivided fifty percent (50%) ownership interest in and to the Master, including the sound recording copyright therein; provided, however, if Face The Music, LLC requires that it be the owner of the Master, then you and we agree that Label, rather than you and we, shall be the owner thereof. You (or Label) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Performer's and Guest Performer's record labels, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted] promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and

Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________________

ACCEPTED AND AGREED TO:

Face The Music, LLC

By: ______________________

____
Mikkel Nance, p/k/a "Mikkey Halsted"

____
Evan Roberts, p/k/a "Klass"

Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________________

ACCEPTED AND AGREED TO:

Face The Music, LLC

By: ______________________

Mikkel Nance, p/k/a "Mikkey Halsted"

Evan Roberts, p/k/a "Klass"

30499.1
050808

160

Exhibit 6.10

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of August 13, 2008

Mr. Michael Pierre
1145 Irving Avenue, Apt 16
Glendale, CA 91201

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition to be designated by you, subject to our reasonable approval (the "Composition") and featuring the recorded performances of Michael Pierre professionally known as "Porta Prince" ("Performer") and __________________, professionally known as "Ray J" ("Guest Performer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performer are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than August 21, 2008.

2. Ownership of Master. As between you and us, we acknowledge that you own all interests in the Master (including the sound recording copyright therein), subject to the license granted to us herein. You (or your record label ("Label")) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. You hereby grant to us and our designees the right and license to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album, or license the Master for use on one (1) audio record album, featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Performer's and Guest Performer's record labels, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible. **You hereby instruct us to pay the foregoing advance on your behalf to "Ronald M. Lebow Attorney Client Trust Account", c/o Law Offices of Ronald M. Lebow, 12400 Wilshire Boulevard, Suite 400, Los Angeles, California 90025-1023.** Such payment shall be made by wire transfer in accordance with wire transfer instructions furnished to us by Mr. Lebow.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted] promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is three (3) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in

connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Credit. We shall accord Artist and Oneal Pierre, as the producer of the Master, appropriate credit on the packaging for all Records embodying the Master released by us in the United States, and we shall instruct all of our licensees to likewise accord such credits on all Records released by such licensees in the United States or elsewhere. Our inadvertent failure to comply with the foregoing shall not constitute a breach hereof; provided, however, we shall immediately take steps to correct any such failure on all copies manufactured following our receipt of your written notice of such failure.

10. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ______________________

ACCEPTED AND AGREED TO:

By: Michael Pierre

____
p/k/a Porta Prince

____
p/k/a "Ray J"

165

Exhibit 6.11

6.11 166

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of January 9, 2009

Doggy Style Records, Inc.
c/o Plummer Law Group, PC
14724 Ventura Boulevard
Penthouse Suite
Sherman Oaks, California 91403

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "Tha Bigg League" (the "Composition") and featuring the recorded performances of Quantee Randle (p/k/a "D Dimes") and Donte Ballard (p/k/a/ "Mac Lucci"), collectively professionally known as "The Hustle Boys" ("Performer") and Calvin Broadus, professionally known as "Snoop Dogg" ("Guest Performer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performer are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us immediately following execution hereof and in sufficient time to enable us to meet our scheduled release date. (At your request, we shall advise you as to the date by which we must have delivery of the Master in order to meet our release date.) You warrant and represent that: (a) the lyrics of the Master shall be suitable for inclusion on an album commemorating the Museum and, without limiting the foregoing, shall not contain profanity or be derogatory of the Museum, the Negro Baseball League or any players in the Negro Baseball League; and (b) the technical quality of the Master shall be consistent with the technical quality of the majority of recordings released by major record labels in the United States as of the date hereof.

2. Ownership of Master. As between you and us, you own all right, title and interest in and to the Master, including the sound recording copyright therein.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. You hereby grant to us and our designees the non-exclusive right and license to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to

cnB

refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor. Any use by us of an excerpt of the Master (including, without limitation, in ringtones, mastertones and digital streams) shall not embody solely Guest Performer's vocal performances.

(ii) Name and Likeness.

(A) You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' professional names and (subject to paragraph 3(a)(ii)(B) below) Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(B) Any photographs or other likenesses of the Artists which we intend to use shall be subject to your prior approval (which approval shall not be unreasonably withheld). Any photographs or likenesses of the Artists which you furnish to us shall be deemed approved by you. Provided you shall furnish us with at least one (1) photograph of the Artists, we shall only use those photographs. Our use of likenesses of the Artists shall be limited to the foregoing: (I) inclusion of a so-called "mini" of each Artist (or of the Artists together), along with "minis" of all other Artists featured on the Album, on the front cover of the slipcase in which the physical copies of the Album are sold; (II) inclusion of a photograph of the Artists on the front cover of physical copies of any single record (provided such physical copies are only distributed as promotional copies) and the inclusion of a "mini" of the Artists on digital services in connection with the sale of digital copies of the single; (III) inclusion of a photograph of the Artists in advertisements for the single; and (IV) inclusion of a "mini" of each Artist (or of the Artists together), along with "minis" of all other Artists featured on the Album, in advertisements for the Album. Any other use of photographs or likenesses of the Artists shall be subject to your prior approval. The minis of the Artist used by us pursuant to clauses (I) and/or (IV) above shall be the same size and prominence as the minis of each other artist featured on the Album.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. All rights not specifically granted to us are hereby reserved by you; provided, however, you shall not release, or authorize the release of another record containing the Master prior to the earlier of (i) the date of the initial commercial release in the United States of the Album; and (ii) June 30, 2009. For clarification, you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for all uses by you (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance. If the Master is included on the Album, the sum of [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the complete execution of this Agreement and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master. Promptly following our receipt of executed copies of the final agreed-upon version of this Agreement from you, we shall counter-sign same and return fully-executed copies to you.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement. Annexed hereto as Exhibit A is a true and accurate copy of the relevant royalty calculation provisions of the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments (excluding mechanical royalties) required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services. You hereby represent to us that no third party licenses, consents or permissions (other than mechanical licenses) are or shall be required in connection with our exploitation of the Master or rights as provided herein.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your reasonable efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6. For clarification, you shall not be responsible for any portion of any so-called mechanical royalty per-record "cap" to which we, the Museum or any artist may be subject.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (e) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists, on the one hand, and we, on the other hand, shall indemnify and hold each other, and our and your respective licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you or us (as applicable) herein; provided, such claim has been reduced to a final judgment or has been settled with the indemnifying party's written consent (which consent shall not be unreasonably withheld). The indemnified party shall give prompt notice to the indemnifying party of any claim as to which the foregoing indemnification applies, and the indemnifying party shall have the right to retain its own counsel at its own expense; provided, however, the indemnified party shall at all times have the right to control the defense of such claim. With respect to any claim as to which you are obligated to indemnify us, we shall have the right to withhold monies payable to you hereunder pending the resolution of such claim in an amount reasonably related to our reasonable potential liability therefor; provided, you shall have the right to post a bond in an amount equal to the potential liability from a bonding company reasonable approved by us and in a form reasonably approved by us, in which event we shall cease to withhold sums due you in connection with such claim. If a lawsuit has not been commenced and the claimant is not actively pursuing such claim as of the date one (1) year following the date the claim was initially made, we shall cease to withhold sums in respect of such claim, provided, if a lawsuit is subsequently commenced, we shall have the right to commence withholding again.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld). If we issue a press release or distribute any written publicity materials which mention the Artists, the copy therefor, as it pertains to the Artists, shall be subject to your prior written approval; provided, however, we shall not be required to obtain your approval of any such releases or materials in which the reference to Artists is merely an accurate statement that their performances are included on the Album.

9. Credit. Provided you timely furnish us with the necessary information, we shall accord appropriate credit for the Master and the Artists in the liner notes of the Album, in a form and style consistent with the credits for the other master recordings and the other artists embodied on the Album.

10. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party in conjunction with a sale or assignment of the Album and all or substantially all of our rights in connection therewith; provided, however, we shall remain secondarily liable to you hereunder.

This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within
the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: ____________________

ACCEPTED AND AGREED TO:

DOGGY STYLE RECORDS, INC.

By: ____________________

____

____
Calvin Broadus, p/k/a "   "

____

____

311438.3
012309

EXHIBIT A

Label shall pay to NLBM a royalty as follows:

1. ROYALTY RATES

1.01 (a) Label will pay NLBM a royalty, in respect of records hereunder computed at the applicable basic rate (the "Basic U.S. Rate") set forth below, of one hundred percent (100%) of the applicable Royalty Base Price in respect of Net Sales of records solely embodying Masters by Label or Label's licensees through Normal Retail Channels in the United States ("USNRC Net Sales"):

Albums	Singles	Other Records
[ ]%	[25% of Album rate]	[37.5% of Album rate]

(b) The royalty rate on Net Sales of records by Label or Label's licensees through Normal Retail Channels outside of the United States shall be computed at the applicable percentage of the Basic U.S. Rate as follows:

Territory	% of Basic U.S. Rate
Canada, U.K.	75%
Germany, Italy, France, Japan, Benelux, Australia	66.6%
Rest of World	50%

The royalty rates set forth in this paragraph 1.01 are sometimes referred to herein as the "basic royalty rate(s)".

1.02 If USNRC Net Sales of the Album exceed 500,000 units, then the royalty rate in respect of that Album for all such USNRC Net Sales in excess of 500,000 units (but not in excess of 1,000,000 units) shall instead be [_____(__%)] percent. If USNRC Net Sales of the Album exceed 1,000,000 units, then the royalty rate in respect of that Album for all such USNRC Net Sales in excess of 1,000,000 units shall instead be [_______ (__%)] percent.

1.03 The royalty rate on records sold through direct mail or through mail order operations (including, without limitation so-called "record clubs") shall be one-half (1/2) of the otherwise applicable royalty rate if manufactured and sold by Label, and an amount equal to one-half (1/2) of the Net Royalty from the sale of those records if manufactured and sold by Label's licensees.

1.04 The royalty rate for any record as described in clause (a), (b), or (c) of this sentence will be one-half (1/2) of the basic royalty rate that would apply if the record concerned were sold through Normal Retail Channels: (a) any catalog record sold by Label's special products operations or those of the distributor of the records concerned (herein collectively "SPO's") to educational institutions or libraries, or to other SPO clients for their promotion or sales incentive purposes (but not for sale to the general public through Normal Retail Channels); (b) any record sold by Label or Label's principal licensee in the country concerned in conjunction with a television and/or radio advertising campaign, during the calendar semi-annual period in which that campaign begins and the next two (2) such periods; and (c) any so-called "premium" records. Notwithstanding the foregoing, the amount of the royalty reduction permitted pursuant to the terms of clause (b) above in connection with any particular television and/or radio campaign shall not exceed fifty (50%) percent of Label's and/or its licensee's expenditures with respect to the television and/or radio advertising campaign concerned. The royalty on any record described in clause (c) will be computed on the basis of the SPO's actual sales price less all taxes and Container Charges. In respect of the license by Label to others for their distribution of records in the United States, Label will pay NLBM ten (10%) percent of Label's net receipts from Label's licensee. ("Net receipts", in the preceding sentence, means receipts as computed after deduction of all copyright, AFM and other applicable third party payments.)

1.05 (a) (i) The royalty rate on any Budget Record will be one-half (1/2) of the applicable basic royalty rate. The royalty rate on any Mid-Price Record and any Record sold for distribution through military exchange channels will be seventy-five (75%) percent of the applicable basic royalty rate.

(ii) The royalty rate on a Multiple Album will be one-half (1/2) of the applicable basic Album royalty rate, if the Royalty Base Price of that Album is the same as the Royalty Base Price applicable to the top-line single-disc Albums marketed by Label or its licensee in the territory where the Album is sold at the beginning of the royalty accounting period concerned. If a different Royalty Base Price applies to a Multiple Album, the royalty rate prescribed in the preceding sentence will be adjusted in proportion to the variance in the Royalty Base Price (but will not be more than the applicable Album royalty rate prescribed in paragraph 1.01). That adjustment of the royalty rate will be made by using the following formula:

(X divided by Y) multiplied by Z = adjusted royalty rate (subject to the parenthetical in the second sentence of this subparagraph).

("X" represents the Royalty Base Price for the Multiple Album concerned; "Y" represents the Royalty Base Price for such top-line single-disc Records in the Multiple Album multiplied by the number of disc Records in the Multiple Album concerned; and "Z" equals the otherwise applicable basic royalty rate.)

(b) The royalty rate on any compact disc record will be one hundred (100%) percent of the rate which would otherwise be applicable under this Agreement.

(c) The royalty rate on any New Media Record will be seventy-five (75%) percent of the rate which would otherwise be applicable hereunder.

(d) (i) If Label sells or licenses to any third party the right to sell Permanent Downloads of Masters hereunder, the royalty rate will be the otherwise applicable Album basic royalty rate prescribed in paragraph 1.01. Sales of Albums (but not of individual Masters) in the United States by way of Permanent Download shall be treated as USNRC Net Sales for the purposes of paragraph 1.02 above, provided that the sales price concerned falls within a top-line sale price category applicable to such method of sale.

1.06 Except as otherwise specifically set forth herein, on Masters licensed by Label on a flat-fee or a royalty basis for the sale of records, the royalty rate shall be an amount equal to fifty (50%) percent of the Net Flat Fee or Net Royalty, as applicable, from such exploitation of the Masters.

1.07 Notwithstanding anything to the contrary contained herein:

(a) If records are sold to distributors or others for less than Label's highest posted wholesale price, or at a discount therefrom, but for more than fifty (50%) percent of such wholesale price, then, for purposes of this paragraph, a percentage of such records shall be deemed non-royalty bearing records, which percentage shall be an amount equal to the percentage of such lesser amount or the applicable discount.

(b) Royalties shall only be payable hereunder on the Album and any other records embodying solely Masters. Without limiting the generality of the foregoing, NLBM shall not be entitled to any royalty in respect of (i) sales of records which embody Masters along with other master recordings or (ii) non-record uses of the Masters. No royalty shall be payable to NLBM in respect of any records sold by the particular recording artist or his or her record label (as opposed to sales by Label). NLBM acknowledges that, in connection with the negotiation of agreements for recording artists and/or their record labels to record or license Masters for use on the Album, Label may permit such recording artists and/or their record labels to make certain uses of the Masters, and NLBM shall not be entitled to any royalty in respect of such uses.

1.08 No royalties shall be due or payable hereunder unless and until all Production Costs have been recouped at the "combined artist/NLBM " royalty rate. Following such recoupment, royalties shall be payable to NLBM on a prospective basis only. As used herein, the "combined artist/NLBM royalty rate shall mean the royalty rate payable to NLBM hereunder plus the "net" artist royalty rate (i.e., the aggregate royalty rate payable to all artists and their record labels in respect of the Album exclusive of any royalties payable to producers or other third parties). Solely for purposes of this paragraph 1.08, the "net" artist royalty rate shall not be less than an aggregate rate of eight (8%) percent.

2. ROYALTY PAYMENTS AND ACCOUNTINGS.

2.01 Label shall send to NLBM statements for royalties payable hereunder on or before October 1st for the semi-annual period ending the preceding June 30th and on or before April 1st for the semi-annual period ending the preceding December 31st, together with payment of royalties, if any, earned by NLBM hereunder during the semi-annual period for which the statement is rendered, less all Advances and other charges under this Agreement. Notwithstanding the foregoing, Label shall additionally render an informal, "interim" estimated accounting within 90 days following the end of each of the first two full "off cycle" calendar quarters (i.e., those calendar quarters ending March 31st and September 30th) following the date of the initial release in the United States of each Album hereunder and shall pay the royalties estimated to be payable. Label shall have the right to retain, as a reserve against charges, credits, or returns, such portion of payable royalties as shall be reasonable in Label's best business judgment. With respect to Albums sold hereunder, Label's reserve shall not exceed twenty-five (25%) percent of the number of such Records shipped. Reserves shall be liquidated ratably over the four full semi-annual accounting period following the period in which such reserve was initially established. Records returned will be apportioned between royalty-free Records and Records on which royalties are payable in the same proportion as such Records were shipped to customers. NLBM shall reimburse Label on demand for any overpayments, and Label may also deduct the amount thereof from any monies payable to NLBM hereunder or under any other agreement between NLBM and Label or Label's affiliates. Royalties paid by Label on Records subsequently returned shall be deemed overpayments.

2.02 No royalties shall be payable to NLBM on sales of Records by any of Label's licensees or distributors until payment on those sales has been received by Label in the United States. Sales by a licensee or distributor shall be deemed to have occurred in the semi-annual accounting period during which that licensee or distributor shall have rendered to Label accounting statements and payments for those sales. Label shall use its best efforts to be paid for sales subject hereto in U.S. currency in the United States.

2.03 (a) Royalties on Phonograph Record sales outside of the United States shall be computed in the national currency in which Label's licensees pay to Label, shall be credited to NLBM's royalty account hereunder at the same rate of exchange at which Label's licensees pay to Label, and shall be proportionately subject to any withholding or comparable taxes which may be imposed upon Label's receipts.

(b) If Label shall not receive payment in United States dollars in the United States for any sales of Records outside of the United States, royalties on those sales shall not be credited to NLBMr royalty account hereunder.

2.04 Label will maintain books and records which report the sales of Records, on which royalties are payable to NLBM. NLBM may, but not more than once a year, at NLBM's own expense, examine those books and records, as provided in this paragraph 2.04 only. NLBM may make those examinations only for the purpose of verifying the accuracy of the statements sent to NLBM under paragraph 2.01. NLBM may make such an examination for a particular statement only once, and only within two (2) years after the date when Label is required to send NLBM that statement under paragraph 2.01. NLBM may make such an examination only during Label's usual business hours, and at the place where Label keeps the books and records to be examined. If NLBM wishes to make an examination NLBM will be required to notify Label at least thirty (30) days before the date when NLBM plans to begin it. NLBM will not be entitled to examine any manufacturing records or any other records that do not specifically report sales or other distributions of Phonograph Records on which royalties are payable to NLBM. NLBM may appoint a certified public accountant to make such an examination for NLBM, but not if (s)he or his/her firm has begun an examination of Label's books and records for any Person except NLBM unless the examination has been concluded and any applicable audit issues have been resolved. Such certified public accountant will act only under a Letter of Confidentiality which provides that any information derived from such audit or examination will not be knowingly released, divulged or published to any person, firm or corporation, other than to NLBM or to a judicial or administrative body in connection with any proceeding relating to this Agreement.

2.05 If NLBM has any objections to a royalty statement, NLBM will give Label specific notice of that objection and NLBM's reasons for it within two (2) years after the date when Label is required to send NLBM that statement under paragraph 2.01. Each royalty statement will become conclusively binding on NLBM at the end of that two (2) year period, and NLBM will no longer have any right to make any other objections to it. NLBM will not have the right to sue Label in connection with any royalty accounting, or to sue Label for royalties on Records sold during the period a royalty accounting covers, unless NLBM commences the suit within that two (2) year period. If NLBM commences suit on any controversy or claim concerning royalty accountings rendered to NLBM under this Agreement in a court of competent jurisdiction, the scope of the proceeding will be limited to determination of the amount of the royalties due for the accounting periods concerned, and the court will have no authority to consider any other issues or award any relief except recovery of any royalties found owing.

2.06 Label shall have the right to deduct from any amounts payable to NLBM hereunder that portion thereof as is required to be deducted under any statute, regulation, treaty or other law, or under any union or guild agreement, and NLBM shall promptly execute and deliver to Label any forms or other documents as may be required in connection therewith. All payments herein are contingent upon Label receiving properly completed W-9 and/or 1001 IRS tax forms, as applicable.

3. <u>DEFINITIONS</u>

3.01 The term "Container Charge" shall mean the applicable percentage, specified as follows, of the Gross Royalty Base applicable to the particular Record concerned: fifteen (15%) percent for all Records in traditional disc form; twenty (20%) percent thereof for all Records in tape form, such as reel-to-reel tapes, cartridges, cassettes and for all other recorded devices; but twenty-five (25%) percent for compact disc Records and all New Media Records.

3.02 The term "Master" and "Masters" shall mean audio master recordings which are actually included on the Album or which are otherwise recorded by Label for inclusion on the Album.

3.03 (a) The term "Mid-Priced Record" shall mean a Record which bears a Gross Royalty Base at least twenty (20%) percent lower, but not more than thirty-five (35%) percent lower than the Gross Royalty Base applicable to Label's then-current highest prevailing "top-line" record of comparable repertoire and in the same configuration (e.g., Album, Multiple Record Set, Long Play Single, tape cassette, compact disc, etc.) released by Label or Label's licensees in the territory concerned.

(b) The term "Budget Record" shall mean a Record which bears a Gross Royalty Base greater than thirty-five (35%) percent lower than the Gross Royalty Base applicable to Label's then-current highest prevailing "top line" record of comparable repertoire and in the same configuration (e.g., Album, Multiple Record Set, Long Play Single, tape cassette, compact disc, etc.) released by Label or Label's licensees in the territory concerned.

3.04 The term "Net Royalty" or "Net Flat Fee" shall mean the gross royalty or gross flat fee received by Label in the United States from a Person from the exploitation by that Person of rights in Masters, less all costs paid or incurred by Label in connection with the exploitation of those rights and the collection of those monies, and less all royalties or other sums payable by Label to any person or party in connection with the exploitation of those rights, except for royalties or other sums payable to artists or producers of those Masters, which shall be borne solely by Label.

3.05 The term "Net Sales" shall mean gross sales to wholesale and retail customers, less returns, credits and reserves against anticipated returns and credits. Net Sales shall specifically exclude: Records furnished as free or bonus Records to members, applicants, or other participants in any record club or other direct mail distribution method or any other Record for which that record club or other direct mail operation is not paid; "picture discs", colored or transparent vinyl Records, or other non-standard Records; Records distributed for promotional purposes to radio stations, television stations or networks, record reviewers, or other customary recipients of promotional Records; Records distributed to Label's employees; "promotional sampler" Records licensed or distributed for airlines background use or use on other transportation carriers; other so-called "sampler" Records licensed or distributed by us; Records sold as scrap-deletions, overstocks, or "cut-outs"; Records intended for free distribution as "samplers" to automobile or audio equipment purchasers; Records (whether or not intended for resale) distributed as "Free Goods" (as defined below); or Records sold at less than fifty percent (50%) of their regular wholesale price, whether to distributors, sub-distributors, dealers or others, and whether or not the recipients thereof are affiliated with us. As used herein, "Free Goods" means free or bonus Records given away pursuant to sales plans; to the extent that Records hereunder are sold subject to any such sales plans that entail a selling price for such Records reduced by a percentage discount from Label's or Label's Licensee's price (i.e., before the application of the discount contemplated by any such sales plan) the number of such Records deemed to be Net Sales shall be determined by reducing the number of Records actually sold by the percentage of discount granted applicable to such sale. Subject to additional short-term special programs, distributions of Records on a "free goods" basis shall be deemed to be as follows: (i) with respect to Albums, fifteen (15%) percent of such Records are deemed distributed on a "no-charge" or "free goods" basis; and (ii) with respect to Singles and other Records, twenty-three (23%) percent of such Records are deemed distributed on a "no-charge" or "free goods" basis. (The calculation of Records deemed distributed on a "no-charge" or "free goods" basis pursuant to the foregoing clauses (i) and (ii) shall be deemed applicable, and such Records shall not be royalty-bearing, regardless of whether or not any such Records are in fact invoiced to customers on a "no-charge", "free" or "free goods" basis.)

3.06 The term "Permanent Download" shall mean a digital transmission of a download of a Master to a local storage device (e.g., the hard drive of the user's computer or a portable device) which is not subject to time or use limitations and is permanently available for listening an unlimited number of times (unless deleted by the user). All references in this Agreement to the "distribution" of Records, unless expressly provided otherwise, shall be understood to include the distribution of records as Permanent Downloads.

3.07 The term "Production Costs" shall mean all recording costs (as such term is generally understood in the U.S. recording industry) incurred in connection with the making of the Album and the Masters (including, without limitation, fees paid to producers, engineers and musicians, studio rental time, tape costs, and travel expenses for personnel), all advances, fees and other payments to recording artists, their record labels and other persons or parties whose consent or permission is required for artists to perform and grant rights, sample clearance costs, and all other costs (including out-of-pocket legal fees) incurred in connection with the making or licensing of Masters or in connection with the acquisition or rights necessary to make and release the Album and other records derived therefrom.

3.08 The terms "Record" and "record" shall mean all forms of reproductions now or hereafter known, manufactured or distributed primarily for home or personal use, institutional use (e.g., library or school), jukebox use, or use in means of transportation (including, without limitation, video games and any software media or transmission of such reproductions via telephone, cable, satellite or other transmissions to consumers directly into the home).

3.09 The term "through Normal Retail Channels" shall refer to sales of Phonograph Records hereunder other than as described in paragraphs 1.03, 1.04, 1.05 (other than subsection (b) thereof), 1.06 and 1.07(a) above.

3.10 The term "New Media Records" shall mean Records in any software medium (including, without limitation, "digital audio tape", "digital compact cassette" and "Mini-Disc" and transmission directly into the home) in which recorded music is not in general commercial distribution in the United States as of January 1, 2005. New Media Records shall not include Permanent Downloads.

3.11 The term "Royalty Base Price" shall mean the amount specified below ("Gross Royalty Base") applicable to the Records concerned, less all excise, purchase, value added, or similar taxes (included in the Royalty Base Price) and less the applicable Container Charge:

(a) With respect to Records sold for distribution in the United States, the "Gross Royalty Base" shall be the suggested retail list price ("SRLP") for such Record; or if there is no SRLP, the lowest wholesale price payable by the largest category of Label's (or its distributor's) customers in the normal course of business with respect to such Records sold for distribution during the applicable semi-annual accounting period, multiplied by an "up-lift" of one hundred thirty (130%) percent.

(b) With respect to Records sold for distribution outside of the United States, the "Gross Royalty Base" shall be the same royalty base price on which Label is accounted to by its licensee in the country concerned provided that Label is accounted to based on the SRLP of such Records in the country concerned, or a substitute for an actual or hypothetical retail price ("Retail-Related Price"). If Label is accounted to based on a royalty base price other than a Retail-Related Price, the "Gross Royalty Base" for such Records shall be the published price to dealers ("ppd") in the country concerned for such Records, multiplied by an "up-lift" of one hundred twenty-six (126%) percent.

(c) For Masters or Records sold by us or licensed by us for distribution as Permanent Downloads, and for Records sold by us directly to a consumer through direct response, the Royalty Base Price, at our sole election, will be either: (i) the amount received by us in the United States for and directly and specifically attributable, identifiable, and allocable to the master or Phonograph Record concerned less all third party agency, commission or similar fees, or (ii) the Royalty Base Price for such Phonograph Records otherwise applicable under this paragraph 3.11.

Exhibit 6.12

6.12 180

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of April 22, 2008

Get It Man Entertainment, LLC
c/o Elena M. Occhipinti, Esq.
Occhipinti Law Group
264 South La Cienega
Suite 1400
Beverly Hills, California 90211

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled " " (the "Composition") and featuring the recorded performances of Leonard Harris, professionally known as "GLC" ("GLC"), and Kanye West ("West") for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum in the form of an "override" royalty. (GLC and West are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and ~~mixers~~). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than August 21, 2008.

2. Ownership of Master. You and we shall each own an undivided fifty percent (50%) ownership interest in and to the Master, including the sound recording copyright therein; provided, however, if GLC's record label, __________("Label") requires that it be the owner of the Master, then you and we agree that Label, rather than you and we, shall be the owner thereof. You (or Label) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master solely in the Album and in a single released in conjunction with the Album (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of

181

the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and GLC's names and GLC's likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof. The Master shall be billed on the album and in all advertising and marketing materials therefor as "GLC featuring Kanye West." Provided you furnish us with a reasonable selection of approved photographs of both Artists, we shall only use photographs of Artist which have been approved by you or GLC (with respect to GLC) or by West (with respect to West).

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album featuring GLC's performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent, which consent shall not be unreasonably withheld.

4. Compensation. In full consideration for the services rendered and the rights granted by you and GLC hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of [redacted] which sum shall be an advance recoupable from royalties (excluding mechanical royalties) payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Artist's and Guest Performer's record labels, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible. (For clarification, and without limiting the generality of the foregoing, if for any reason we are unable to secure all necessary licenses, consents and permissions, including without limitation, a waiver or consent from West or West's record label, and we elect not to include the Master on the Album, we shall have no obligation to you pursuant to this paragraph 4(a)(i).)

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted] promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price (but the royalty rate shall be five (5%) percent of the royalty base price with respect to such sales of singles solely embodying the Master). Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). The relevant provisions of the Museum Agreement are annexed hereto as Exhibit A. Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement. You shall be solely responsible for paying any compensation due the Artists.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the GLC and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from GLC's record label and any other third party owning or controlling rights in GLC's recording services. Notwithstanding the foregoing, we, rather than you, shall be responsible for securing the consent of West and of West's record label.

6. Mechanical Royalties. If you or GLC have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your commercially reasonable efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and GLC each hereby warrant and represent that (a) you and GLC have the full right, power and authority to enter into and fully perform this

agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor GLC are subject to any agreement which restricts or otherwise interferes with your or his right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor GLC shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) GLC shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with GLC, pursuant to which you have the right to the recording services of GLC and have acquired from GLC all rights in and to the Master and the performances contained thereon. You and GLC shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or GLC desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with GLC's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Marketing.

(a) Single Release. If we include the Master on the Album, we agree to release, as our third single in the United States, a single record embodying the Master.

(b) Video. If we include the Master on the Album, we agree to produce a promotional video featuring the Master, with a production budget of no less than [redacted] Our obligation pursuant to this paragraph 9(b) is conditioned upon you having secured all necessary rights and clearances for our use of the Master in such a video. We shall consult with GLC with respect to the selection of the director of the video and the storyboard therefor.

(c) Marketing Budget. We agree that we shall spend no less than [redacted] in connection with the marketing and promotion of the Album and singles derived therefrom.

10. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the

laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: __________________

ACCEPTED AND AGREED TO:

GET IT MAN ENTERTAINMENT, LLC

By: __________________

____

Leonard Harris, p/k/a "GLC"

Exhibit 6.13

186
6.13

LOAN AND SECURITY AGREEMENT

LOAN AND SECURITY AGREEMENT (this "Agreement") dated as of February 14th, 2008 between **STADIUM ENTERTAINMENT CORP.**, a Delaware limited liability company, of 206 Bryans Road, Hampton, New Jersey 08827 (the "Borrower") and **SANDSTONE LLC**, a ________ limited liability company, of 5500 34th Street West, Unit P204, Bradenton, Florida 34210 (the "Lender").

RECITALS

WHEREAS, Lender, Borrower and Stadium Entertainment Group, LLC, a Delaware limited liability company ("SEG"), have entered into a Shareholders Agreement (the "Shareholders Agreement"), dated as of 1/4/08; and

WHEREAS, pursuant to the Shareholders Agreement, Lender has agreed to make a loan to Borrower, subject to and in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

ARTICLE I - DEFINITIONS

1.01. Certain Defined Terms. As used herein, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Affiliate" means, with respect to any specified Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with, such specified Person.

"Available Cash" means, at any specified date, Borrower's cash on hand less (a) the amount of Lender's accrued but unpaid obligations to Persons (other than its Obligations hereunder) and (b) Borrower's anticipated cash needs, as determined by Borrower in its good faith judgment.

"Collateral" has the meaning specified in Section 7.01(a) of this Agreement.

"Default" means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

"Events of Default" has the meaning specified in Section 6.01 of this Agreement.

"Lien" means any lien, security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

"Loan" has the meaning specified in Section 2.01 of this Agreement.

"Maturity Date" shall mean February 14, 2008.

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"NY UCC" means the Uniform Commercial Code in effect from time to time in the State of New York.

"Obligations" means the unpaid principal of the Loan, accrued but unpaid interest on the Loan, and all other obligations of the Borrower to the Lender pursuant to this Agreement.

"Permitted Liens" means any Lien granted to Borrower's record distributor in the ordinary course of business to secure obligations to such distributor under the record distribution agreement.

"Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company, limited liability partnership or other entity.

ARTICLE II - AMOUNTS AND TERMS OF THE LOAN

2.01. The Loan. Promptly following the complete execution hereof, Lender agrees to make a loan to Borrower in the amount of One Million Five Hundred Thousand ($1,500,000) Dollars. (The principal amount of the loan, together with interest therein as provided herein, shall be referred to herein as the "Loan".) Lender and Borrower hereby acknowledge that Borrower has previously received $500, $750,000 of the principal amount of the Loan. Contemporaneous with the execution of the Agreement, Borrower shall execute and deliver to Lender a Promissory Note in the form of Exhibit A hereto.

2.02. Interest. From the date the Loan is made, interest shall accrue on the unpaid principal balance of the Loan at a rate equal to ten percent (10%) per annum. Notwithstanding the foregoing, the maximum amount of interest accried and collected hereunder shall not exceed that permitted under applicable Federal and State law from time to time. Interest shall not be compounded.

2.03. Repayment.

(a) Periodic Repayments from Available. Borrower shall have the right, from time to time, to repay the Obligations from Borrower's Available Cash, if any.

(b) Final Repayment. The Borrower shall repay the outstanding Obligations to the Lender no later than the Maturity Date.

(c) Prepayments. All prepayments of less than the full amount of outstanding Obligations shall be applied first to interest and any fees, expenses and charges due from Borrower hereunder, and then to principal.

ARTICLE III - CONDITIONS OF LENDING

3.01. Conditions Precedent to Loan. The obligation of the Lender to make the Loan is subject to the delivery to Lender by, or on behalf of Borrower, of each of the following:

(a) This Agreement, duly executed by Borrower;

(b) Executed copies of proper financing statements on Form UCC-1 or otherwise, to be filed under the Uniform Commercial Code of each jurisdiction as may be necessary or desirable to perfect the security interests granted to Lender hereunder; and

(c) Any other documents or instruments required or requested by Lender to perfect the Lender's security interests in the Collateral.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES

4.01. Representations and Warranties of the Borrower. The Borrower represents and warrants as follows:

(a) This Agreement creates, subject to the filing and continuation of appropriate financing statements, a valid and perfected first priority (except for any Permitted Liens) security interest in the Collateral in favor of Lender, superior and prior to the rights of all Persons (except the lienholder of a Permitted Lien) and subject to no other Liens other than Permitted Liens; and

(b) Borrower owns all of the Collateral and has good title to the Collateral, free and clear of all Liens (other than Permitted Liens).

(c) Borrower has the full right and authority to enter into and fully perform this Agreement.

4.02. Representations and Warranties of the Lender. The Lender represents and warrants that it has the full right and authority to enter into and fully perform this Agreement.

ARTICLE V - COVENANTS OF THE BORROWER

5.01. Affirmative Covenants. So long as any amount under this Agreement shall remain unpaid, the Borrower covenants and agrees to do all of the following:

(a) Comply in all material respects with all applicable laws, rules, regulations and orders;

(b) Preserve and maintain Borrower's existence, rights (as contained in its constitutive documents and statute), business, and franchises;

(c) After an Event of Default, in its discretion, the Lender may, at any time and from time to time, in its name or the Borrower's or otherwise, notify any account debtor or obligor of any Account included in the Collateral to make payment to the Lender.

(d) Perform all acts and execute and file all documents reasonably requested by the Lender from time to time to evidence, perfect, maintain or enforce the full benefits of this Agreement to Lender, including Lender's security interests granted under this Agreement and to effectuate or maintain the priority thereof or otherwise to carry out the provisions and purposes contained therein. Borrower shall be solely responsible for any costs incurred in connection herewith, except that Lender shall be solely responsible for any filing costs or other related costs.

5.02. Negative Covenants. So long as any amount under this Agreement shall remain unpaid, the Borrower will not, without the prior written consent of the Lender:

(a) At any time create, incur, assume or suffer to exist any indebtedness other than (i) the Debt evidenced hereby; or (ii) pursuant to Section 5.02(c) below;

(b) Create or suffer to exist any Lien (other than Permitted Liens) on or with respect to any of its properties, whether now owned or hereafter acquired, including the Collateral;

(c) Lend or advance money, credit or property to any Person other than (i) the extension of payment terms for trade debt in the ordinary course of business, or (ii) make advances against royalties to any Person in the ordinary course of business;

(d) Invest in (by capital contribution, creation of subsidiaries or otherwise) or enter into any exchange of securities with any Person, other than the investment in short-term interest-bearing instruments;

(e) Guarantee, assume, endorse, act as a surety for or otherwise become responsible for (directly or indirectly or by any instrument having the effect of assuring any Person's payment or performance or capability) the indebtedness, performance, obligations, stock or dividends of any Person;

(f) Merge, consolidate, liquidate, dissolve or otherwise sell, transfer, assign, lease or otherwise dispose of any of its properties, whether now owned or hereafter acquired, including the Collateral, except that Borrower may sell, transfer, assign, lease or otherwise dispose of its properties in the ordinary course of business.

ARTICLE VI - EVENTS OF DEFAULT

6.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing:

(a) The Borrower shall fail to pay any principal of any Loan when due;

(b) Any representation or warranty made by the Borrower hereunder shall prove to have been incorrect in any material respect when made;

(c) The Borrower shall fail to perform or observe any term, representation, warranty, covenant or agreement contained in this Agreement to be performed or observed by Borrower if such failure is material and if such failure shall remain unremedied for thirty (30) days after written notice thereof shall have been given to Borrower by the Lender;

(d) Unless caused by the failure of Lender to pay the full amount of the Loan, Borrower shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Borrower, seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of Borrower or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for Borrower or for any substantial part of Borrower's property and, in the case of any such proceeding instituted against Borrower (but not instituted by Borrower), either such proceeding shall remain undismissed or unstayed for a period of sixty (60) days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, Borrower or for any substantial part of its property) shall occur, or the Borrower shall take any action to authorize any of the actions set forth above in this subsection (d);

Feb 23 09 02:32p STADIUM ENTERTAINMENT COR 19083207157 p.5
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then, and in any such event, the Lender, in addition to any rights and remedies it may have under Section 7.02 hereof, may, by notice to the Borrower at any time thereafter, suspend or terminate its obligation to make further Loans hereunder, and declare the Obligations to be forthwith due and payable, whereupon the Obligations shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided, however, that in the event of an actual or deemed entry of an order for relief with respect to the Borrower under the Federal Bankruptcy Code, Lender's obligation to make further Loans hereunder shall automatically be terminated and the Obligations shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Borrower.

ARTICLE VII - SECURITY

7.01. Grant of Security Interest.

(a) In consideration of the Loans and as collateral security for the prompt and complete payment and performance when due of the Obligations, the Borrower hereby grants to the Lender a continuing first priority (except with respect to Permitted Liens) security interest in, and Borrower assigns as security to the Lender, all of the Borrower's right, title and interest in and to, or relating to, the compilation audio album (the "NBLM Album") commemorating the Negro Baseball League Museum (the "NBLM") and any sequels thereto, including, without limitation, any rights Borrower has in or to the master recordings included in the NBLM Album, Borrower's agreement with NBLM and all rights under any other licenses and other contracts, and all products and proceeds of any of the foregoing, in any form, whether now owned or hereafter acquired (the "Collateral").

(b) The Borrower, without the written consent of the Lender, shall not sell, assign or otherwise dispose of any of the Collateral other than sales of records in the ordinary course of business, or create or suffer to exist any Lien (other than Permitted Liens) upon or with respect to any of the Collateral to secure the indebtedness of any Person.

(c) The Lender shall have continuing first priority (except for Permitted Liens) security interests with respect to all of the Collateral and such security interests shall (i) remain in full force and effect until the Obligations have been satisfied in full, (ii) be binding upon the Borrower, its successors and assigns and (iii) inure to the benefit of the Lender and its successors, transferees and assigns. Upon the satisfaction of all of the Obligations, the Lender shall return to the Borrower such of the Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and shall execute such filing documents and other documents as Borrower may reasonably request to evidence the termination of the security interest.

7.02. Remedies with Respect to Collateral. If any Event of Default shall have occurred and be continuing, in addition to any other rights and remedies of Lender under this Agreement or applicable law, all such rights and remedies being cumulative, not exclusive, and enforceable alternatively, successively or concurrently:

(a) The Lender may exercise in respect of the Collateral, all the rights and remedies of a secured party upon default under the NY UCC (whether or not the NY UCC applies to the affected Collateral).

CMB
MO

(b) All cash proceeds received by the Lender in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the reasonable, good faith discretion of the Lender, be held by the Lender as collateral for, and/or then or at any time thereafter applied (after reimbursement to the Lender of any costs incurred in such sale or in otherwise enforcing its rights under this Agreement) in whole or in part by the Lender against, all or any part of the Obligations in such order as the Lender shall elect. Any surplus of such cash or cash proceeds held by the Lender and remaining after payment in full of all the Obligations shall be paid over to the Borrower or to whomsoever may be lawfully entitled to receive such surplus.

(c) The Lender may exercise any and all rights and remedies of the Borrower under or in connection the Collateral, including, without limitation, any and all rights of the Borrower to demand or otherwise require payment of any amount under, or performance of any provision of, any agreement.

(d) All payments received by the Borrower under or in connection with any agreement or otherwise in respect of any of the other Collateral shall be received in trust for the benefit of the Lender, shall be segregated from other funds of the Borrower and shall be forthwith paid over to the Lender in the same form as so received (with any necessary endorsement).

ARTICLE VIII - MISCELLANEOUS

8.01. Amendments, Etc. No amendment or waiver of any provision of this Agreement, nor consent to any departure by a party therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender and Borrower and then such waiver of consent shall be effective only in the specific instance and for the specific purpose for which given.

8.02. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and delivered by certified or registered mail or delivered by hand with return receipt, if to the Borrower or Lender at the applicable address set forth on the first page hereof; or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or delivered, be effective when deposited in the mails or delivered by hand, respectively. A copy of all notices to Borrower shall be sent to Grubman Indursky & Shire, P.C., 152 West 57th Street, New York, New York 10019, Attention: Donald R. Friedman, Esq.

8.03. No Waiver; Remedies. No failure on the part of either party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

8.04. Costs, Expenses and Taxes.

(a) The Borrower agrees to pay on demand all losses, costs and expenses, if any (including reasonable out-of-pocket outside counsel fees and expenses), in connection with the enforcement of this Agreement and any other instruments and documents delivered in connection herewith or therewith.

(b) The Borrower agrees to and does hereby indemnify, save and hold the Lender and each of its parents, affiliates and subsidiaries, and their respective partners, officers, directors, shareholders, employees, agents and advisors (each, an "Indemnified Party") harmless of and from any and all liability, loss, damage, cost or expense (including reasonable attorneys' fees) arising out of or connected with any breach or alleged breach of this Agreement, any claim which is inconsistent with any of the warranties or representations made by the Borrower in this Agreement, and any claim that arises by the breach or alleged breach of any other agreement related hereto or the wrongful act or omission by the Borrower (except to the extent such breach, alleged breach, claim or wrongful act or omission results from an act or omission by the Lender which constitutes a breach of Lender's obligations under this Agreement), and agrees to reimburse the Indemnified party on demand for any payment made or incurred by the Indemnified Party with respect to any liability or claim to which the foregoing indemnity applies, provided that said claim has been settled with the Borrower's written consent, which consent shall not be unreasonably withheld (it being understood that the Borrower's consent shall be deemed given for any settlement not in excess of $5,000) or has been reduced to final judgment. The Indemnified Party will give the Borrower prompt notice of any lawsuit instituted with respect to such a claim and the Borrower shall have the right to participate in the defense thereof with counsel of the Borrower's choice and at the Borrower's sole cost, provided, however, that the Indemnified Party shall have the right at all times to maintain control of the conduct of the defense.

(c) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 8.04 shall survive the payment in full of the principal and all other amounts payable under this Agreement.

8.05. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lender. Lender shall not assign its obligations hereunder to any party not affiliated with Lender.

8.07. Governing Law, Jurisdiction, Waiver of Jury Trial, Etc.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court.

(c) Each of the Borrower and the Lender hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement.

8.08. Further Assurances. The Borrower agrees that at any time and from time to time, at the expense of the Borrower, the Borrower will promptly execute and deliver all further instruments and documents (including, without limitation, any financing statements and any amendments to financing statements) and take all further action, that may be necessary or reasonably desirable or that the Lender may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby, to enable the Lender to exercise and enforce its rights and remedies hereunder with respect to any Collateral or to carry out and consummate the matters contemplated herein.

IN WITNESS WHEREOF, each of the Borrower and the Lender has caused this Agreement to be executed by its officer thereunto duly authorized, as of the date first above written.

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MP

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FAX NO. P. 001

BORROWER:

STADIUM ENTERTAINMENT CORP.

By: [signature]
Name: CAMILLE M. BARBONE
Title: C.O.O

LENDER:

SANDSTONE LLC

By: [signature]
Name: Michael Kizowecki
Title: General Partner

CMB
MK

Feb 23 09 02:35p STADIUM ENTERTAINMENT COR 19083207157 p.9
Received at: 2:39PM, 2/23/2009

Exhibit A

PROMISSORY NOTE

Date: August ___, 2008

The undersigned, **Stadium Entertainment Corp.** ("**Borrower**"), promises to pay to the order of **Sandstone LLC** (the "**Holder**"), at such place as may be designated in writing by the Holder of this Note, the sums detailed in Annex A, as may be updated from time to time by the parties hereto following payment of an Advance, plus interest accruing thereon at the rate of ten percent (10%) per annum, which interest shall accrue, if not paid, subject to the term and provisions of that certain Loan and Security Agreement of even date herewith by and among Borrower and the Holder, whether or not the same shall be in force ("**Loan Agreement**"), and to be paid by not later than February 14, 2009 (the "**Maturity Date**"), when the balance of principal, and the accrued and unpaid interest then remaining unpaid shall become due and payable in a single lump sum, which shall be fully and immediately payable upon demand of the Holder thereof subject to the Loan Agreement. Capitalized terms used but not defined herein shall have the meanings given to them in the Loan Agreement.

1. **Payment Terms.**

Payment under this Note shall be made in lawful money of the United States of America by check or by wire transfer of immediately available funds on the date upon which such payment is due, to the account of the Holder as designated from time to time by such Holder in writing, against surrender of this original Note by the Holder, marked as "satisfied and fully paid".

a. Interest, shall be calculated on the basis of a 365-day year and on the basis of the actual number of days elapsed from the date of the advance of funds to the Borrower.

b. Upon the occurrence of an Event of Default under the Loan Agreement all amounts owed hereunder shall become immediately due and payable in accordance with the terms of the Loan Agreement.

2. **Governing Law and Jurisdiction.**

a. This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

b. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Note, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court.

c. Each of the Borrower and the Lender hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Note.

3. **Miscellaneous.**

a. This Note may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Signature by facsimile shall be deemed an original signature.

b. The parties hereby expressly waive presentment, demand for payment, dishonor, notice of dishonor, protest, notice of protest, and any other formality.

c. Borrower hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the Holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due whether by declaration or otherwise.

d. If Holder delays in exercising or fails to exercise any of its rights under this Note, that delay or failure shall not constitute a waiver of any of Holder's rights, or of any breach, default, or failure of condition of or under this Note. No waiver by Holder of any of its rights, or of any such breach, default, or failure of condition shall be effective, unless the waiver is expressly stated in a writing signed by Holder. All of Holder's remedies in connection with this Note or under applicable law shall be cumulative, and Holder's exercise of any one or more of those remedies shall not constitute an election of remedies.

e. Borrower's obligations under this Note are secured pursuant to a security interest granted pursuant to the Loan Agreement

STADIUM ENTERTAINMENT CORP.	SANDSTONE LLC
Signature: [signature]	Signature: [signature]
Name: Camille Barbone	Name: Michael [illegible]
Title: C.O.O.	Title: General Partner

CMB
MP

Feb 23 09 02:36p STADIUM ENTERTAINMENT COR 19083207157 p.11
Received at: 2:39PM, 2/23/2009

Exhibit A

PROMISSORY NOTE

Date: August 18th, 2008

The undersigned, **Stadium Entertainment Corp.** ("**Borrower**"), promises to pay to the order of Sandstone LLC (the "**Holder**"), at such place as may be designated in writing by the Holder of this Note, the sums detailed in **Annex A**, as may be updated from time to time by the parties hereto following payment of an Advance, plus interest accruing thereon at the rate of ten percent (10%) per annum, which interest shall accrue, if not paid, subject to the term and provisions of that certain Loan and Security Agreement of even date herewith by and among Borrower and the Holder, whether or not the same shall be in force ("**Loan Agreement**"), and to be paid by not later than February 14, 2009 (the "**Maturity Date**"), when the balance of principal, and the accrued and unpaid interest then remaining unpaid shall become due and payable in a single lump sum, which shall be fully and immediately payable, upon demand of the Holder thereof subject to the Loan Agreement. Capitalized terms used but not defined herein shall have the meanings given to them in the Loan Agreement..

1. **Payment Terms**.

Payment under this Note shall be made in lawful money of the United States of America by check or by wire transfer of immediately available funds on the date upon which such payment is due, to the account of the Holder as designated from time to time by such Holder in writing, against surrender of this original Note by the Holder, marked as "satisfied and fully paid".

a. Interest, shall be calculated on the basis of a 365-day year and on the basis of the actual number of days elapsed from the date of the advance of funds to the Borrower.

b. Upon the occurrence of an Event of Default under the Loan Agreement all amounts owed hereunder shall become immediately due and payable in accordance with the terms of the Loan Agreement.

2. **Governing Law and Jurisdiction**.

a. This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

b. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Note, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court.

c. Each of the Borrower and the Lender hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Note.

3. **Miscellaneous**.

a. This Note may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Signature by facsimile shall be deemed an original signature.

b. The parties hereby expressly waive presentment, demand for payment, dishonor, notice of dishonor, protest, notice of protest, and any other formality.

c. Borrower hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the Holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due whether by declaration or otherwise.

d. If Holder delays in exercising or fails to exercise any of its rights under this Note, that delay or failure shall not constitute a waiver of any of Holder's rights, or of any breach, default, or failure of condition of or under this Note. No waiver by Holder of any of its rights, or of any such breach, default, or failure of condition shall be effective, unless the waiver is expressly stated in a writing signed by Holder. All of Holder's remedies in connection with this Note or under applicable law shall be cumulative, and Holder's exercise of any one or more of those remedies shall not constitute an election of remedies.

e. Borrower's obligations under this Note are secured pursuant to a security interest granted pursuant to the Loan Agreement

STADIUM ENTERTAINMENT CORP.	SANDSTONE LLC
Signature:	Signature:
Name: CAMILLE M. BARBONE	Name: Michael Xirinachs
Title: C.O.O	Title: General Partner

MP

Feb 23 09 02:37p STADIUM ENTERTAINMENT COR 19083207157 p.13
Received at: 2:39PM, 2/23/2009

Exhibit A – Promissory Note

Annex A

The undersigned, **Stadium Entertainment Corp** ("**Borrower**"), promises to pay to the order of **Sandstone LLC** (the "**Holder**"), the following sums:

Number of Advance	Advance Date	Sum in US$	Borrower's Signature	Holder's Signature
1.	2-14-08	$250,000		
2.	4-2-08	$250,000		
3.	7-24-08	$50,000		
4.	7-29-08	$50,000		
5.	8-6-08	$100,000		
6.	8-18-08	$50,000		
7.				
8.				
9.				

STADIUM ENTERTAINMENT CORP	SANDSTONE LLC
Signature: [signature]	Signature: [signature]
Name: CAMILLE M. BARBONE	Name: Michael Xrinakis
Title: C.O.O	Title: General Partner

::ODMA\PCDOCS\GHCDOCS\652802\1

MP

CMB

Feb 23 09 02:38p STADIUM ENTERTAINMENT COR 19083207157 p.14

Exhibit 6.14

AGREEMENT

AGREEMENT dated as of September 1, 2006 by and among **NEGRO LEAGUES BASEBALL MUSEUM,** 1616 East 18th Street, Kansas City, Missouri 64108 ("NLBM") and **STADIUM RECORDS, LLC,** 206 Bryans Road, Hampton, New Jersey 08827 (referred to as "Label" or "Stadium").

WHEREAS, NLBM owns or controls certain names, trademarks, service marks and other intellectual property relating to the Negro Leagues Baseball Museum (as more particularly described below); and

WHEREAS, NLBM desires to grant to Label an exclusive license to use such properties on and in connection with the production of an audio album (the "Album") featuring various recording artists, commemorating the NLBM's museum (the "Museum") and the manufacture, sale, distribution and marketing of such album and other derivatives thereof; and

WHEREAS, Label desires to accept such a license from NLBM and to produce and exploit the Album.

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1. Prior Agreement. When fully executed, this Agreement will supercede and replace the agreement dated January 23, 2006 which was executed on March 8, 2006 between NLBM and ARC.

2. Grant of License.

(a) NLBM hereby irrevocably grants to Label the worldwide and perpetual right and license to use the "Museum Identification" (as defined in paragraph 2(d) below) on and in connection with the manufacture, sale, distribution, exploitation and marketing of the Album, the master recordings included on the Album or otherwise recorded for inclusion on the Album, and other records and derivatives (including, without limitation, videos) of such master recordings. Label shall also have the right to produce audiovisual material and include same with the Album (including, without limitation, as a so-called "dual disc" product). All references herein to the "Album" shall be deemed to include versions of the Album which contain any such audiovisual material.

(b) Subject to the last sentence of this paragraph 2(b), Label shall have two (2) consecutive options in each case to make one (1) additional audio album. If Label exercises one or both of such options, the album to be made thereunder shall each be deemed to be an "Album" and, accordingly, the term "Album" as used in this Agreement shall include the initial Album and each Album to be made by Label pursuant to its options under this paragraph 2(b). If Label exercises one or both of its options, the license granted herein shall be deemed extended to apply to each applicable Album.

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Label shall exercise each option, if at all, no later than the date which is eighteen (18) months after the initial release in the United States of the preceding Album. Notwithstanding the foregoing, unless the immediately preceding Album hereunder has achieved net sales in the United States of at least 250,000 units (as measured by SoundScan or other comparable service) prior to the last date for Label's exercise of its option, Label shall not have the right to exercise such option (or any subsequent option hereunder).

(c) (i) During the "Exclusivity Period" as defined in paragraph 2(c)(ii) below), Label's right to use the Museum Identification on or in connection with audio-only albums consisting primarily of music shall be exclusive, and, accordingly, during the Exclusivity Period, NLBM shall not use, or authorize any other person or party to use, any of the Museum Identification on or in connection with any such audio-only music albums. Nothing contained herein shall be deemed to prohibit NLBM from releasing, or authorizing the release of, any album consisting primarily of spoken word material (even if such album contains incidental music), any musical audio recordings as individual "tracks," or an album that is produced in connection with a documentary on the NLBM, tentatively titled "Journey Through A Legacy." (the "Documentary Album").

(ii) The "Exclusivity Period" shall commence on the date hereof and continue until the earlier of:

(A) The date which is two (2) years after the date of the initial release of the last Album hereunder; and

(B) Whichever of the following shall be applicable:

(I) If Label does not exercise the option for the second Album, the date which is two and one-half (2½) years after the date hereof;

(II) If Label exercises the option for the second Album but does not exercise the option for the third Album, the date which is four and one-half (4½) years after the date hereof; or

(III) If Label exercises the option for the third Album, the date which is six and one-half (6½) years after the date hereof.

Notwithstanding the foregoing, if Label has not commercially released an Album within eighteen (18) months of March 8, 2006, the Exclusivity Period shall automatically terminate as of such date.

(d) As used herein, "Museum Identification" shall mean the trademarks, service marks and names "Negro Leagues Baseball Museum" and "The Negro Leagues," the designs and/or logos used by NLBM or its licensees or affiliates incorporating either of the foregoing names or otherwise regarding the Museum and/or The Negro Leagues, and all other trademarks, service marks, names, logos and designs used by NLBM, its licensees and affiliates to identify or designate the Museum and/or The Negro Leagues. For clarification, the Museum Identification does not include the names or images of individual players except to the extent that NLBM expressly authorizes, in writing, the use thereof.

3. Label Responsibilities.

(a) Label will be responsible for producing the Album, securing all necessary third-party licenses and consents from publishers, artists, record labels and others, manufacturing, distributing and marketing the Album and otherwise exploiting the Album. Label will also be responsible for all costs in connection with the foregoing. (Nothing contained herein shall be deemed to obligate Label to actually produce the Album or to release it.) The commercial release of the Album in compact disc form in the United States will be through a national record distributor.

(b) Label will consult with NLBM regarding the marketing plan for the initial commercial release of the Album in the United States, provided, Label shall make the final determination as to such marketing plan.

(c) NLBM will have the right to approve the selection of featured performers on the Album and the musical compositions to be recorded on the Album, provided: (i) NLBM shall only disapprove of an artist or composition if, in its good faith judgment, such artist or composition is offensive or is likely to adversely affect NLBM's relationship with Nike; and (ii) NLBM's approval shall not be unreasonably withheld.

4. Compensation. In full consideration for all of the rights granted by NLBM to Label under this Agreement, Label shall pay to NLBM a royalty on sales of the Album at the rates and in accordance with all of the terms and conditions of Exhibit A annexed hereto. Label shall be responsible for rendering accounting statements to NLBM and paying the royalties shown to be due, all in accordance with the provisions of Exhibit A.

5. Warranties and Representations.

(a) NLBM hereby warrants and represents that: (i) it has the full right, power and authority to enter into this Agreement, grant the license herein granted and fully perform its obligations under this Agreement; (ii) it is and at all relevant times shall remain the sole and exclusive owner of all right, title and interest in and to all of the Museum Identification, free and clear of all liens and encumbrances; (iii) it has not granted any licenses or otherwise sold or assigned any rights in or to any of the Museum Identification which are or would be inconsistent with the rights granted to Label hereunder; and (iv) neither any element of the Museum Identification, nor any use thereof as contemplated hereunder, violates any law, rule or regulation of any government entity or infringes upon the rights of any other person or party.

(b) Label hereby warrants and represents that it has the full right, power and authority to enter into this Agreement and fully perform its obligations under this Agreement.

(c) Each of Label and NLBM (each, the "Indemnitor") agrees to and does hereby indemnify, save and hold the other, its parents, subsidiaries, affiliates, licensees and distributors (collectively, the "Indemnitee") harmless of and from any and all liability, loss, damage, cost or expense (including reasonable outside attorneys' fees) arising out of or connected with any breach or alleged breach by the Indemnitor of this Agreement or any claim which is inconsistent with any of the warranties, representations or covenants made by the Indemnitor herein, which claim has been reduced to a final judgment or has been settled with the Indemnitor's written consent (which consent shall not be unreasonably withheld). The Indemnitor will reimburse the Indemnitee on demand for any payment made at any time after the date hereof in respect of any liability or claim for which the Indemnitee is entitled to be indemnified hereunder. The Indemnitee shall give the Indemnitor prompt notice of any claim as to which the Indemnitee believes it may be entitled to indemnification hereunder and the Indemnitor shall have the right, at its expense, to control the defense of such claim through counsel of its own choice. Pending the resolution of any claim as to which NLBM is the Indemnitor, Label may, at its election, withhold payment of any monies otherwise payable to NLBM hereunder in an amount which does not exceed NLBM's potential liability to Label pursuant to this paragraph 5(c).

6. <u>Miscellaneous</u>.

(a) This writing sets forth the entire understanding between the parties with respect to the subject matter hereof, and no modification, amendment, waiver, termination (other than a termination pursuant to the terms hereof) or discharge of this Agreement shall be binding unless confirmed by written instrument signed by an officer of each party hereto.

(b) All notices shall be in writing and shall either be delivered personally or by certified mail (return receipt requested) to the applicable party at the address set forth above (or such other address as to which such party may have given written notice). Any notice hereunder shall be deemed given as of the date received if given by personal delivery or the date of deposit if sent by certified mail. A copy of all notices to Label shall be sent to Grubman Indursky & Shire, P.C., 152 West 57th Street, New York, New York 10019, Attention: Donald R. Friedman, Esq. A copy of all notices to NLBM shall be sent to: (i) the Negro Leagues Baseball Museum, 1616 East 18th Street, Kansas City, Missouri 64108, Attention: Mr. Don Motley, Executive Director; and (ii) to Thomas S. Busch, Esq., Holman Hansen & Colville, P.C., 10740 Nall Avenue, Suite 200, Overland Park, Kansas 66211. Label shall endeavor to send each royalty statement and related payment to NLBM, c/o Thomas S. Busch, Esq., Holman Hansen & Colville, P.C., 10740 Nall Avenue, Suite 200, Overland Park, Kansas 66211; provided, however, Label's inadvertent failure to comply with the foregoing shall not be deemed a breach of this Agreement if it instead sends such statement and payment to NLBM at the address

204

set forth on the first page of this Agreement or such other address as shall be designated by NLBM.

(c) Neither party shall be deemed to be in breach of any of its obligations hereunder unless and until the other party shall have given it specific written notice describing in reasonable detail the breach and the party in default shall have failed to cure that breach within thirty (30) days after its receipt of that written notice.

(d) If any part of this Agreement is determined to be void, invalid, inoperative or unenforceable by a court of competent jurisdiction or by any other legally constituted body having jurisdiction to make such determination, the remainder of this Agreement will continue with full force and effect.

(e) This Agreement may be executed in any number of counterparts, and each such counterpart when so executed shall be deemed to be an original instrument, and all such counterparts, when taken together, shall constitute one and the same Agreement.

The parties hereto have caused this Agreement to be duly executed as of the day and year first hereinabove written.

NEGRO LEAGUES BASEBALL MUSEUM

By: ______________________

STADIUM RECORDS, LLC

By: ______________________

EXHIBIT A

Label shall pay to NLBM a royalty as follows:

I. ROYALTY RATES

1.01 (a) Label will pay NLBM a royalty, in respect of records hereunder computed at the applicable basic rate (the "Basic U.S. Rate") set forth below, of one hundred percent (100%) of the applicable Royalty Base Price in respect of Net Sales of records solely embodying Masters by Label or Label's licensees through Normal Retail Channels in the United States ("USNRC Net Sales"):

Albums	Singles	Other Records
8%	2%	3%

(b) The royalty rate on Net Sales of records by Label or Label's licensees through Normal Retail Channels outside of the United States shall be computed at the applicable percentage of the Basic U.S. Rate as follows:

Territory	% of Basic U.S. Rate
Canada, U.K.	75%
Germany, Italy, France, Japan, Benelux, Australia	66.6%
Rest of World	50%

The royalty rates set forth in this paragraph 1.01 are sometimes referred to herein as the "basic royalty rate(s)".

1.02 If USNRC Net Sales of the Album exceed 500,000 units, then the royalty rate in respect of that Album for all such USNRC Net Sales in excess of 500,000 units (but not in excess of 1,000,000 units) shall instead be nine (9%) percent. If USNRC Net Sales of the Album exceed 1,000,000 units, then the royalty rate in respect of that Album for all such USNRC Net Sales in excess of 1,000,000 units shall instead be ten (10%) percent.

1.03 The royalty rate on records sold through direct mail or through mail order operations (including, without limitation so-called "record clubs") shall be one-half (1/2) of the otherwise applicable royalty rate if manufactured and sold by Label, and an amount equal to one-half (1/2) of the Net Royalty from the sale of those records if manufactured and sold by Label's licensees.

1.04 The royalty rate for any record as described in clause (a), (b), or (c) of this sentence will be one-half (1/2) of the basic royalty rate that would apply if the record concerned were sold through Normal Retail Channels: (a) any catalog record sold by Label's special products operations or those of the distributor of the records concerned (herein collectively "SPO's") to educational institutions or libraries, or to other SPO clients for their promotion or sales incentive purposes (but not for sale to the general public through Normal Retail Channels); (b) any record sold by Label or Label's principal licensee in the country concerned in conjunction with a television and/or radio advertising campaign, during the calendar semi-annual period in which that campaign begins and the next two (2) such periods; and (c) any so-called "premium" records. Notwithstanding the foregoing, the amount of the royalty reduction permitted pursuant to the terms of clause (b) above in connection with any particular television and/or radio campaign shall not exceed fifty (50%) percent of Label's and/or its licensee's expenditures with respect to the television and/or radio advertising campaign concerned. The royalty on any record described in clause (c) will be computed on the basis of the SPO's actual sales price less all taxes and Container Charges. In respect of the license by Label to others for their distribution of records in the United States, Label will pay NLBM ten (10%) percent of Label's net receipts from Label's licensee. ("Net receipts", in the preceding sentence, means receipts as computed after deduction of all copyright, AFM and other applicable third party payments.)

1.05 (a) (i) The royalty rate on any Budget Record will be one-half (1/2) of the applicable basic royalty rate. The royalty rate on any Mid-Price Record and any Record sold for distribution through military exchange channels will be seventy-five (75%) percent of the applicable basic royalty rate.

(ii) The royalty rate on a Multiple Album will be one-half (1/2) of the applicable basic Album royalty rate, if the Royalty Base Price of that Album is the same as the Royalty Base Price applicable to the top-line single-disc Albums marketed by Label or its licensee in the territory where the Album is sold at the beginning of the royalty accounting period concerned. If a different Royalty Base Price applies to a Multiple Album, the royalty rate prescribed in the preceding sentence will be adjusted in proportion to the variance in the Royalty Base Price (but will not be more than the applicable Album royalty rate prescribed in paragraph 1.01). That adjustment of the royalty rate will be made by using the following formula:

(X divided by Y) multiplied by Z = adjusted royalty rate (subject to the parenthetical in the second sentence of this subparagraph).

("X" represents the Royalty Base Price for the Multiple Album concerned; "Y" represents the Royalty Base Price for such top-line single-disc Records in the Multiple Album multiplied by the number of disc Records in the Multiple Album concerned; and "Z" equals the otherwise applicable basic royalty rate.)

(b) The royalty rate on any compact disc record will be one hundred

(100%) percent of the rate which would otherwise be applicable under this Agreement.

(c) The royalty rate on any New Media Record will be seventy-five (75%) percent of the rate which would otherwise be applicable hereunder.

(d) (i) If Label sells or licenses to any third party the right to sell Permanent Downloads of Masters hereunder, the royalty rate will be the otherwise applicable Album basic royalty rate prescribed in paragraph 1.01. Sales of Albums (but not of individual Masters) in the United States by way of Permanent Download shall be treated as USNRC Net Sales for the purposes of paragraph 1.02 above, provided that the sales price concerned falls within a top-line sale price category applicable to such method of sale.

1.06 Except as otherwise specifically set forth herein, on Masters licensed by Label on a flat-fee or a royalty basis for the sale of records, the royalty rate shall be an amount equal to fifty (50%) percent of the Net Flat Fee or Net Royalty, as applicable, from such exploitation of the Masters.

1.07 Notwithstanding anything to the contrary contained herein:

(a) If records are sold to distributors or others for less than Label's highest posted wholesale price, or at a discount therefrom, but for more than fifty (50%) percent of such wholesale price, then, for purposes of this paragraph, a percentage of such records shall be deemed non-royalty bearing records, which percentage shall be an amount equal to the percentage of such lesser amount or the applicable discount.

(b) Royalties shall only be payable hereunder on the Album and any other records embodying solely Masters. Without limiting the generality of the foregoing, NLBM shall not be entitled to any royalty in respect of (i) sales of records which embody Masters along with other master recordings or (ii) non-record uses of the Masters. No royalty shall be payable to NLBM in respect of any records sold by the particular recording artist or his or her record label (as opposed to sales by Label). NLBM acknowledges that, in connection with the negotiation of agreements for recording artists and/or their record labels to record or license Masters for use on the Album, Label may permit such recording artists and/or their record labels to make certain uses of the Masters, and NLBM shall not be entitled to any royalty in respect of such uses.

1.08 No royalties shall be due or payable hereunder unless and until all Production Costs have been recouped at the "combined artist/NLBM " royalty rate. Following such recoupment, royalties shall be payable to NLBM on a prospective basis only. As used herein, the "combined artist/NLBM royalty rate shall mean the royalty rate payable to NLBM hereunder plus the "net" artist royalty rate (i.e., the aggregate royalty rate payable to all artists and their record labels in respect of the Album exclusive of any royalties payable to producers or other third parties). Solely for purposes of this paragraph 1.08, the "net" artist royalty rate shall not be less than an aggregate rate of eight (8%) percent.

2. ROYALTY PAYMENTS AND ACCOUNTINGS.

2.01 Label shall send to NLBM statements for royalties payable hereunder on or before October 1st for the semi-annual period ending the preceding June 30th and on or before April 1st for the semi-annual period ending the preceding December 31st, together with payment of royalties, if any, earned by NLBM hereunder during the semi-annual period for which the statement is rendered, less all Advances and other charges under this Agreement. Notwithstanding the foregoing, Label shall additionally render an informal, "interim" estimated accounting within 90 days following the end of each of the first two full "off cycle" calendar quarters (i.e., those calendar quarters ending March 31st and September 30th) following the date of the initial release in the United States of each Album hereunder and shall pay the royalties estimated to be payable. Label shall have the right to retain, as a reserve against charges, credits, or returns, such portion of payable royalties as shall be reasonable in Label's best business judgment. With respect to Albums sold hereunder, Label's reserve shall not exceed twenty-five (25%) percent of the number of such Records shipped. Reserves shall be liquidated ratably over the four full semi-annual accounting period following the period in which such reserve was initially established. Records returned will be apportioned between royalty-free Records and Records on which royalties are payable in the same proportion as such Records were shipped to customers. NLBM shall reimburse Label on demand for any overpayments, and Label may also deduct the amount thereof from any monies payable to NLBM hereunder or under any other agreement between NLBM and Label or Label's affiliates. Royalties paid by Label on Records subsequently returned shall be deemed overpayments.

2.02 No royalties shall be payable to NLBM on sales of Records by any of Label's licensees or distributors until payment on those sales has been received by Label in the United States. Sales by a licensee or distributor shall be deemed to have occurred in the semi-annual accounting period during which that licensee or distributor shall have rendered to Label accounting statements and payments for those sales. Label shall use its best efforts to be paid for sales subject hereto in U.S. currency in the United States.

2.03 (a) Royalties on Phonograph Record sales outside of the United States shall be computed in the national currency in which Label's licensees pay to Label, shall be credited to NLBM's royalty account hereunder at the same rate of exchange at which Label's licensees pay to Label, and shall be proportionately subject to any withholding or comparable taxes which may be imposed upon Label's receipts.

(b) If Label shall not receive payment in United States dollars in the United States for any sales of Records outside of the United States, royalties on those sales shall not be credited to NLBMr royalty account hereunder.

2.04 Label will maintain books and records which report the sales of Records, on which royalties are payable to NLBM. NLBM may, but not more than once a year, at

NLBM's own expense, examine those books and records, as provided in this paragraph 2.04 only. NLBM may make those examinations only for the purpose of verifying the accuracy of the statements sent to NLBM under paragraph 2.01. NLBM may make such an examination for a particular statement only once, and only within two (2) years after the date when Label is required to send NLBM that statement under paragraph 2.01. NLBM may make such an examination only during Label's usual business hours, and at the place where Label keeps the books and records to be examined. If NLBM wishes to make an examination NLBM will be required to notify Label at least thirty (30) days before the date when NLBM plans to begin it. NLBM will not be entitled to examine any manufacturing records or any other records that do not specifically report sales or other distributions of Phonograph Records on which royalties are payable to NLBM. NLBM may appoint a certified public accountant to make such an examination for NLBM, but not if (s)he or his/her firm has begun an examination of Label's books and records for any Person except NLBM unless the examination has been concluded and any applicable audit issues have been resolved. Such certified public accountant will act only under a Letter of Confidentiality which provides that any information derived from such audit or examination will not be knowingly released, divulged or published to any person, firm or corporation, other than to NLBM or to a judicial or administrative body in connection with any proceeding relating to this Agreement.

2.05 If NLBM has any objections to a royalty statement, NLBM will give Label specific notice of that objection and NLBM's reasons for it within two (2) years after the date when Label is required to send NLBM that statement under paragraph 2.01. Each royalty statement will become conclusively binding on NLBM at the end of that two (2) year period, and NLBM will no longer have any right to make any other objections to it. NLBM will not have the right to sue Label in connection with any royalty accounting, or to sue Label for royalties on Records sold during the period a royalty accounting covers, unless NLBM commences the suit within that two (2) year period. If NLBM commences suit on any controversy or claim concerning royalty accountings rendered to NLBM under this Agreement in a court of competent jurisdiction, the scope of the proceeding will be limited to determination of the amount of the royalties due for the accounting periods concerned, and the court will have no authority to consider any other issues or award any relief except recovery of any royalties found owing.

2.06 Label shall have the right to deduct from any amounts payable to NLBM hereunder that portion thereof as is required to be deducted under any statute, regulation, treaty or other law, or under any union or guild agreement, and NLBM shall promptly execute and deliver to Label any forms or other documents as may be required in connection therewith. All payments herein are contingent upon Label receiving properly completed W-9 and/or 1001 IRS tax forms, as applicable.

3. <u>DEFINITIONS</u>

3.01 The term "Container Charge" shall mean the applicable percentage, specified as follows, of the Gross Royalty Base applicable to the particular Record concerned: fifteen (15%) percent for all Records in traditional disc form; twenty (20%) percent thereof for all Records in tape form, such as reel-to-reel tapes, cartridges, cassettes and for all other recorded devices; but twenty-five (25%) percent for compact disc Records and all New Media Records.

3.02 The term "Master" and "Masters" shall mean audio master recordings which are actually included on the Album or which are otherwise recorded by Label for inclusion on the Album.

3.03 (a) The term "Mid-Priced Record" shall mean a Record which bears a Gross Royalty Base at least twenty (20%) percent lower, but not more than thirty-five (35%) percent lower than the Gross Royalty Base applicable to Label's then-current highest prevailing "top-line" record of comparable repertoire and in the same configuration (e.g., Album, Multiple Record Set, Long Play Single, tape cassette, compact disc, etc.) released by Label or Label's licensees in the territory concerned.

(b) The term "Budget Record" shall mean a Record which bears a Gross Royalty Base greater than thirty-five (35%) percent lower than the Gross Royalty Base applicable to Label's then-current highest prevailing "top line" record of comparable repertoire and in the same configuration (e.g., Album, Multiple Record Set, Long Play Single, tape cassette, compact disc, etc.) released by Label or Label's licensees in the territory concerned.

3.04 The term "Net Royalty" or "Net Flat Fee" shall mean the gross royalty or gross flat fee received by Label in the United States from a Person from the exploitation by that Person of rights in Masters, less all costs paid or incurred by Label in connection with the exploitation of those rights and the collection of those monies, and less all royalties or other sums payable by Label to any person or party in connection with the exploitation of those rights, except for royalties or other sums payable to artists or producers of those Masters, which shall be borne solely by Label.

3.05 The term "Net Sales" shall mean gross sales to wholesale and retail customers, less returns, credits and reserves against anticipated returns and credits. Net Sales shall specifically exclude: Records furnished as free or bonus Records to members, applicants, or other participants in any record club or other direct mail distribution method or any other Record for which that record club or other direct mail operation is not paid; "picture discs", colored or transparent vinyl Records, or other non-standard Records; Records distributed for promotional purposes to radio stations, television stations or networks, record reviewers, or other customary recipients of promotional Records; Records distributed to Label's employees; "promotional sampler" Records licensed or distributed for airlines background use or use on other transportation carriers; other so-called "sampler" Records licensed or distributed by us; Records sold as scrap-deletions, overstocks, or "cut-outs"; Records intended for free distribution as "samplers" to automobile or audio equipment purchasers; Records (whether or not intended for resale) distributed as "Free Goods" (as defined below); or Records sold at less than fifty percent (50%) of their regular wholesale price, whether to distributors, sub-distributors, dealers or others, and whether or not the recipients thereof are affiliated with us. As used herein, "Free Goods" means free or bonus Records given away pursuant to sales plans; to the extent that Records hereunder are sold subject to any such sales plans that entail a selling price for such Records reduced by a percentage discount from Label's or Label's Licensee's price (i.e., before the application of the discount contemplated by any such sales plan) the number of such Records deemed to be Net Sales shall be determined by reducing the number of Records actually sold by the percentage of discount granted applicable to such sale. Subject to additional short-term special programs, distributions of Records on a "free goods" basis shall be deemed to be as follows: (i) with respect to Albums, fifteen (15%) percent of such Records are deemed distributed on a "no-charge" or "free goods" basis; and (ii) with respect to Singles and other Records, twenty-three (23%) percent of such Records are deemed distributed on a "no-charge" or "free goods" basis. (The calculation of Records deemed distributed on a "no-charge" or "free goods" basis pursuant to the foregoing clauses (i) and (ii) shall be deemed applicable, and such Records shall not be royalty-bearing, regardless of whether or not any such Records are in fact invoiced to customers on a "no-charge", "free" or "free goods" basis.)

3.06 The term "Permanent Download" shall mean a digital transmission of a download of a Master to a local storage device (e.g., the hard drive of the user's computer or a portable device) which is not subject to time or use limitations and is permanently available for listening an unlimited number of times (unless deleted by the user). All references in this Agreement to the "distribution" of Records, unless expressly provided otherwise, shall be understood to include the distribution of records as Permanent Downloads.

3.07 The term "Production Costs" shall mean all recording costs (as such term is generally understood in the U.S. recording industry) incurred in connection with the making of the Album and the Masters (including, without limitation, fees paid to producers, engineers and musicians, studio rental time, tape costs, and travel expenses for personnel), all advances, fees and other payments to recording artists, their record labels and other persons or parties whose consent or permission is required for artists to perform and grant rights, sample clearance costs, and all other costs (including out-of-pocket legal fees) incurred in connection with the making or licensing of Masters or in connection with the acquisition or rights necessary to make and release the Album and other records derived therefrom.

3.08 The terms "Record" and "record" shall mean all forms of reproductions now or hereafter known, manufactured or distributed primarily for home or personal use, institutional use (e.g., library or school), jukebox use, or use in means of transportation (including, without limitation, video games and any software media or transmission of such reproductions via telephone, cable, satellite or other transmissions to consumers directly into the home).

3.09 The term "through Normal Retail Channels" shall refer to sales of

Phonograph Records hereunder other than as described in paragraphs 1.03, 1.04, 1.05 (other than subsection (b) thereof), 1.06 and 1.07(a) above.

3.10 The term "New Media Records" shall mean Records in any software medium (including, without limitation, "digital audio tape", "digital compact cassette" and "Mini-Disc" and transmission directly into the home) in which recorded music is not in general commercial distribution in the United States as of January 1, 2005. New Media Records shall not include Permanent Downloads.

3.11 The term "Royalty Base Price" shall mean the amount specified below ("Gross Royalty Base") applicable to the Records concerned, less all excise, purchase, value added, or similar taxes (included in the Royalty Base Price) and less the applicable Container Charge:

(a) With respect to Records sold for distribution in the United States, the "Gross Royalty Base" shall be the suggested retail list price ("SRLP") for such Record; or if there is no SRLP, the lowest wholesale price payable by the largest category of Label's (or its distributor's) customers in the normal course of business with respect to such Records sold for distribution during the applicable semi-annual accounting period, multiplied by an "up-lift" of one hundred thirty (130%) percent.

(b) With respect to Records sold for distribution outside of the United States, the "Gross Royalty Base" shall be the same royalty base price on which Label is accounted to by its licensee in the country concerned provided that Label is accounted to based on the SRLP of such Records in the country concerned, or a substitute for an actual or hypothetical retail price ("Retail-Related Price"). If Label is accounted to based on a royalty base price other than a Retail-Related Price, the "Gross Royalty Base" for such Records shall be the published price to dealers ("ppd") in the country concerned for such Records, multiplied by an "up-lift" of one hundred twenty-six (126%) percent.

(c) For Masters or Records sold by us or licensed by us for distribution as Permanent Downloads, and for Records sold by us directly to a consumer through direct response, the Royalty Base Price, at our sole election, will be either: (i) the amount received by us in the United States for and directly and specifically attributable, identifiable, and allocable to the master or Phonograph Record concerned less all third party agency, commission or similar fees, or (ii) the Royalty Base Price for such Phonograph Records otherwise applicable under this paragraph 3.11.

NEGRO BASEBALL LEAGUE MUSEUM W/ STADIUM RECORDS, LLC

AMENDEMENT dated October 2, 2008, by and among NEGRO BASEBALL LEAGUE MUSEUM, 1616 East 18th Street, Kansas City, Missouri 64108 ("NLBM") and STADIUM RECORDS, LLC, 206 Bryans Road, Hampton, New Jersey 08827 (referred to as "Label" or "Stadium").

WHEREAS NLBM entered into an agreement with Label dated and fully executed on September 1, 2006 granting Label an exclusive license to produce an audio album (the "Album") featuring various recording artists, commemorating the NLBM's Museum (the "Museum) and the manufacturing, sale, distribution and marketing of such album and derivatives thereof let this AMENDMENT serve to extend the exclusivity granted to Stadium in Section 2. Grant of License, Clause (c) (ii) The Exclusivity Period, Sub Clause (ii) (B) (III) to February 28th, 2009

This AMENDMENT constitutes the only change made to the original contract and the remainder of the original Agreement will continue with full force and effect.

The parties hereto have caused this Amendment to be duly executed as of the day and year first hereinabove written.

NEGRO LEAGUE BASEBALL MUSEUM

By: [signature] 10/2/08

STADIUM RECORDS, LLC

By: [signature] 10/2/08

214

Exhibit 8

215
8

SHARE EXCHANGE AGREEMENT

by and among

STADIUM ENTERTAINMENT CORP.,

SANDSTONE INVESTMENT PARTNERS, LLC,

STADIUM ENTERTAINMENT GROUP, LLC,

CAMILLE BARBONE,

GARY KATZ,

JEROME MAS

And

STADIUM ENTERTAINMENT HOLDING CORP.

(formerly, "FRS GROUP, INC.")

JANUARY 1, 2009

216

TABLE OF CONTENTS

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT is made and entered into on January 1, 2009, by and among STADIUM ENTERTAINMENT CORP., a Delaware corporation ("Stadium"), STADIUM ENTERTAINMENT GROUP, LLC, a Delaware limited liability company ("Stadium Group"), SANDSTONE INVESTMENT PARTNERS, LLC, a Florida limited liability company ("Sanstone"), CAMILLE BARBONE, GARY KATZ, JEROME MAS, and STADIUM ENTERTAINMENT HOLDING CORP., a Nevada corporation ("Holding") (formerly "FRS Group, Inc.").

WITNESSETH:

WHEREAS, Stadium Group and SandStone (collectively, the "Stadium Shareholders") are the holders of all of the outstanding shares of capital stock of Stadium;

WHEREAS, Camille Barbone, Gary Katz and Jerome Mas (collectively, the "Stadium Group Owners") are the owners of all the outstanding membership interests in Stadium Group;

WHEREAS, the Board of Directors of Stadium and Holding, respectively, have determined that it is fair to and in the best interests of their respective corporations and shareholders for the Stadium Shareholders to transfer all of their shares of common stock of Stadium, no par value ("Stadium Common Stock"), to Holding in exchange for shares of common stock of Holding ("Holding Common Stock") upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. The Share Exchange.

1.1 Manner and Basis of Share Exchange. Holding and each of the Stadium Shareholders hereby agrees that at the Closing (as defined in Section 1.2 below):

(i) each Stadium Shareholder shall transfer to Holding certificates representing all of the shares of Stadium Common Stock held by each such Stadium Shareholder immediately prior to the Closing, accompanied by stock powers or other instruments of transfer, so that immediately following the Closing, Holding shall be the holder of all of the issued and outstanding shares of Stadium Common Stock; and

(ii) Holding shall issue to each Stadium Shareholder Three Hundred Seventy-Five Thousand (375,000) shares of Holding Common Stock in exchange for each share of Stadium Common Stock received by Holding from each such Stadium Shareholder, so that immediately following the Closing, the Stadium Shareholders shall collectively own seventy-five percent (75%) of the issued and outstanding shares of Holding Common Stock and the existing shareholders of Holding shall collectively own twenty-five percent (25%) of the issued and outstanding shares of Holding Common Stock.

1.2 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of SandStone located at 425 Broad Hollow Road, Melville, New York 11747 contemporaneous with the execution and delivery of this Agreement (the "Closing Date").

1.3 Holding Common Stock. Holding agrees that it will cause the shares of Holding Common Stock for which the Stadium Common Stock shall be exchanged at the Closing pursuant to Section 1.1(ii) to be available for issuance. Holding further covenants that immediately prior to the Closing there will be no more than twenty-five million (25,000,000) shares of Holding Common Stock issued and outstanding after giving effect to a one-for-three reverse stock split effected in December 2008 (the "Reverse Split") and that no other shares of capital stock or equity securities or any options, warrants, rights or other agreements or instruments convertible, exchangeable or exercisable into shares of capital stock shall be issued or outstanding, except as described herein.

2. Representations and Warranties of Stadium, the Stadium Shareholders and the Stadium Group Owners. Each of the Stadium Shareholders, the Stadium Group Owners and Stadium (the "Stadium Parties") hereby represents and warrants to Holding as follows:

2.1 Organization, Standing, Subsidiaries, Etc.

(a) Stadium is a corporation duly organized and existing in good standing under the laws of the State of Delaware, and has all requisite power and authority (corporate and other) to carry on its business, to own or lease its properties and assets, to enter into this Agreement and to carry out the terms hereof. Copies of the Certificate of Incorporation and By-laws of Stadium that have been delivered to Holding prior to the execution of this Agreement are true and complete and have not since been amended or repealed.

(b) Stadium has no subsidiaries or direct or indirect interest (by way of stock ownership or otherwise) in any firm, corporation, limited liability company, partnership, association or business.

2.2 Qualification. Stadium is duly qualified to conduct business as a foreign corporation and is in good standing in each jurisdiction wherein the nature of its activities or its properties owned or leased makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business operations or results of operations of Stadium taken as a whole (the "Condition of Stadium").

2.3 Capitalization. The authorized capital stock of Stadium consists of two hundred shares of Stadium Common Stock, and Stadium has no authority to issue any other capital stock. There are two hundred (200) shares of Stadium Common Stock issued and outstanding, and such issued shares are duly authorized, validly issued, fully paid and nonassessable, and none of such shares have been issued in violation of the preemptive rights of any person. Stadium has no outstanding options, rights or commitments to issue Stadium Common Stock or other Equity Securities of Stadium, and there are no outstanding securities convertible or exercisable into or exchangeable for Stadium Common Stock or other Equity Securities of Stadium.

2.4 Stadium Shareholders. Schedule 2.4 hereto contains a true and complete list of the record owners of all of the outstanding shares of Stadium Common Stock together with the number of shares held. There is no voting trust, agreement or arrangement among any of the beneficial holders of Stadium Common Stock affecting the nomination or election of directors or the exercise of the voting rights of Stadium Common Stock. On the Closing Date, each Stadium Shareholder will own its respective shares of Stadium Common Stock free and clear of any lien, charge, claim encumbrance, security interest mortgage, pledge, assessment or other adverse interest of any kind or nature whatsoever.

2.5 Corporate Acts and Proceedings. The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors of Stadium, and all of the corporate acts and other proceedings required for the due and valid authorization, execution, delivery and performance of this Agreement and the consummation of the Share Exchange have been validly and appropriately taken.

2.6 Compliance with Laws and Instruments. The business, products and operations of Stadium have been and are being conducted in compliance in all material respects with all applicable laws, rules and regulations, except for such violations thereof for which the penalties, in the aggregate, would not have a material adverse effect on the Condition of Stadium. The execution, delivery and performance by Stadium and the Stadium Shareholders of this Agreement and the consummation by Stadium and the Stadium Shareholders of the transactions contemplated by this Agreement: (a) will not require any authorization, consent or approval of, or filing or registration with, any court or governmental agency or instrumentality, except such as shall have been obtained prior to the Closing, (b) will not cause Stadium or any Stadium Shareholder to violate or contravene (i) any provision of law, (ii) any rule or regulation of any agency or government, (iii) any order, judgment or decree of any court, or (iv) any provision of the Certificate of Incorporation or By-laws of Stadium, (c) will not violate or be in conflict with, result in a breach of or constitute (with or without notice or lapse of time, or both) a default under, any indenture, loan or credit agreement, deed of trust, mortgage, security agreement or other contract, agreement or instrument to which Stadium or any Stadium Shareholder is a party or by which Stadium or any Stadium Shareholder or any of their respective properties are bound or affected, except as would not have a material adverse effect on the Condition of Stadium and

(d) will not result in the creation or imposition of any Lien upon any property or asset of Stadium. Stadium is not in violation of, or (with or without notice or lapse of time, or both) in default under, any term or provision of its Certificate of Incorporation or By-laws or of any indenture, loan or credit agreement, deed of trust, mortgage, security agreement or, except as would not materially and adversely affect the Condition of Stadium, or any other material agreement or instrument to which Stadium is a party or by which Stadium or any of its properties is bound or affected.

2.7 Binding Obligations. This Agreement constitutes the legal, valid and binding obligation of Stadium and each of the Stadium Shareholders and is enforceable against Stadium and each of the Stadium Shareholders in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity.

2.8 Broker's and Finder's Fees. No Person has, or as a result of the transactions contemplated or described herein will have, any right or valid claim against Stadium or any Stadium Shareholder for any commission, fee or other compensation as a finder or broker, or in any similar capacity.

2.9 Tax Returns and Audits. All required federal, state and local Tax Returns of Stadium have been accurately prepared and duly and timely filed or extensions with respect thereto have been granted, and all federal, state and local Taxes required to be paid with respect to the periods covered by such returns have been paid. Stadium is not and has not been delinquent in the payment of any Tax. None of Stadium's income tax returns nor any income or franchise tax returns have been audited by governmental authorities.

2.10 Patents and Other Intangible Assets. Stadium (i) owns or has the right to use, free and clear of all Liens, claims and restrictions, all patents, trademarks, service marks, trade names, copyrights, licenses and rights with respect to the foregoing used in or necessary for the conduct of its business as now conducted or proposed to be conducted without infringing upon or otherwise acting adversely to the right or claimed right of any Person under or with respect to any of the foregoing and (ii) is not obligated or under any liability to make any payments by way of royalties, fees or otherwise to any owner or licensor of, or other claimant to, any patent, trademark, service mark, trade name, copyright or other intangible asset, with respect to the use thereof or in connection with the conduct of its business or otherwise.

2.11 Employee Benefit Plans; ERISA. Stadium has no "employee benefit plans" (within the meaning of Section 3(3) of the ERISA) nor any other employee benefit or fringe benefit arrangements, practices, contracts, policies or programs of any type other than programs merely involving the regular payment of wages, commissions, or bonuses established, maintained or contributed to by Stadium, whether written or unwritten and whether or not funded.

2.12 Litigation. There is no legal action, suit, arbitration or other legal, administrative or other governmental proceeding pending or, to the best knowledge of Stadium, threatened against or affecting Stadium or its properties, assets or business, and after reasonable investigation, Stadium is not aware of any incident, transaction, occurrence or circumstance that might reasonably be expected to result in or form the basis for any such action, suit, arbitration or other proceeding. Stadium is not in default with respect to any order, writ, judgment, injunction, decree, determination or award of any court or any governmental agency or instrumentality or arbitration authority.

2.13 Obligations to or by Shareholders. Other than for accrued salary of employees of Stadium who are Affiliates of Stadium Shareholders, Stadium has no liability or obligation or commitment to any Stadium Shareholder or any Affiliate or "associate" (as such term is defined in Rule 405 under the Securities Act) of any Stadium Shareholder, nor does any Stadium Shareholder or any such Affiliate or associate have any liability, obligation or commitment to Stadium.

2.14 Securities Law Matters.

(a) The shares of Holding Common Stock are being acquired for investment and not with a view to the resale or distribution. The shares of Holding Common Stock are being acquired by each of the Stadium Shareholders for its own account.

(b) Each of the Stadium Shareholders and the Stadium Group Owners is an "accredited investor " as that term is defined in Rule 501 promulgated under the Securities Act.

(c) Each of the Stadium Group Owners and the Stadium Shareholders understands that the shares of Holding Common Stock have not been registered under the Securities Act in reliance on an exemption for private offerings. The Stadium Shareholders may have to continue to bear the economic risk of its investment in the shares of Holding Common Stock for an indefinite period.

The parties hereto agree that in making the representations and warranties set forth above in this Section 2.14, each of the Stadium Parties is making representations and warranties with respect to itself and not with respect to any other Stadium Party.

2.15 Disclosure. There is no fact relating to Stadium that Stadium has not disclosed to Holding in writing that materially and adversely affects nor, insofar as Stadium can now foresee, will materially and adversely affect, the condition (financial or otherwise), properties, assets, liabilities, business operations, results of operations or prospects of Stadium. No representation or warranty by Stadium herein and no information disclosed in the schedules or exhibits hereto by Stadium contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

3. Representations and Warranties of Holding. Holding represents and warrants to Stadium and to each of the Stadium Shareholders as follows:

3.1 Organization and Standing. Holding is a corporation duly organized and existing in good standing under the laws of the State of Nevada. Holding has full corporate power and authority to carry on its business as it is now being conducted and as now proposed to be conducted and to own or lease its properties and assets. Holding has no subsidiaries or direct or indirect interest (by way of stock ownership or otherwise) in any firm, corporation, limited liability company, partnership, association or business.

3.2 Corporate Acts and Proceedings. The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors of Holding, and all of the corporate acts and other proceedings required for the due and valid authorization, execution, delivery and performance of this Agreement and the consummation of the Share Exchange have been validly and appropriately taken.

3.3 Binding Obligations. This Agreement constitutes the legal, valid and binding obligations of Holding, and is enforceable against Holding in accordance with its respective terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity.

3.4 Broker's and Finder's Fees. No person, firm, corporation or other entity is entitled by reason of any act or omission of Holding to any broker's or finder's fees, commission or other similar compensation with respect to the execution and delivery of this Agreement, or with respect to the consummation of the transactions contemplated hereby or thereby.

3.5 Capitalization of Holding The authorized capital stock of Holding consists of (a) five hundred million (500,000,000) shares of Holding Common Stock, of which not more than twenty-five million (25,000,000) shares will be, prior to the Closingissued and outstanding and (b) ten million (10,000,000) shares of preferred stock, of which no shares are issued and outstanding. Holding has no outstanding options, rights or commitments to issue shares of Holding Common Stock or any other Equity Security of Holding, and there are no outstanding securities convertible or exercisable into or exchangeable for shares of Holding Common Stock or any other Equity Security of Holding. There is no voting trust, agreement or arrangement among any of the beneficial holders of Holding Common Stock affecting the nomination or election of directors or the exercise of the voting rights of Holding Common Stock. All outstanding shares of the capital stock of Holding are validly issued and outstanding, fully paid and nonassessable, and none of such shares have been issued in violation of the preemptive rights of any person.

3.6 Validity of Shares. The shares of Holding Common Stock to be issued at the Closing pursuant to Section 1.1(ii) hereof, when issued and delivered in accordance with the terms hereof, shall be duly and validly issued, fully paid and nonassessable. Based in part on the representations and warranties of the Stadium Shareholders as contemplated by Section 2 hereof and assuming the accuracy thereof, the issuance of the shares of Holding Common Stock upon the Share Exchange pursuant to Section 1.1(ii) will be exempt from the registration and prospectus delivery requirements of the Securities Act and from the qualification or registration requirements of any applicable state blue sky or securities laws.

3.7 Compliance with Laws and Other Instruments. The execution, delivery and performance by Holding of this Agreement and the consummation by Holding of the transactions contemplated herein will not cause Holding to violate or contravene (i) any provision of law, (ii) any rule or regulation of any agency or government, (iii) any order, judgment or decree of any court, or (iv) any provision of its certificate of incorporation or by-laws as amended and in effect on and as of the Closing Date and will not violate or be in conflict with, result in a breach of or constitute (with or without notice or lapse of time, or both) a default under any indenture, loan or credit agreement, deed of trust, mortgage, security agreement or other agreement or contract to which Holding is a party or by which Holding or any of its properties is bound.

3.8 Limited Activity. Holding has engaged in no material business activities to date other than activities undertaken in connection with its organization and its negotiation and preparation of this Agreement. Holding has no material assets or liabilities. Holding

3.9 Tax Returns and Audits. All required federal, state and local Tax Returns of Holding have been accurately prepared in all material respects and duly and timely filed, and all Taxes required to be paid with respect to the periods covered by such returns have been paid to the extent that the same are material and have become due, except where the failure so to file or pay could not reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), properties, assets, liabilities, business operations or results of operations of Holding. Holding is not and has not been delinquent in the payment of any Tax. None of Holding's income tax returns nor any income or franchise tax returns have been audited by governmental authorities. There are no audits, actions, suits, proceedings, investigations, claims or administrative proceedings by any governmental, administrative or regulatory authority relating to Taxes or any Tax Returns of Holding now pending, and Holding has not received any notice of any proposed audits, investigations, claims or administrative proceedings relating to Taxes or any Tax Returns.

3.10 Litigation. There is no legal action, suit, arbitration or other legal, administrative or other governmental proceeding pending or, to the knowledge of Holding, threatened against or affecting Holding or its properties, assets or business. To the knowledge of Holding, Holding is not in default with respect to any order, writ, judgment, injunction, decree, determination or award of any court or any governmental agency or instrumentality or arbitration authority.

3.11 Obligations to or by Shareholders. Holding has no liability or obligation or commitment to any shareholder of Holding or any Affiliate or "associate" (as such term is defined in Rule 405 under the Securities Act) of any shareholder of Holding, nor does any shareholder of Holding or any such Affiliate or associate have any liability, obligation or commitment to Holding.

3.12 Employees. Holding is not under any obligation or liability to any officer, director, employee or Affiliate of Holding.

3.13 Disclosure. There is no fact relating to Holding that Holding has not disclosed to Stadium in writing that materially and adversely affects nor, insofar as Holding can now foresee, will materially and adversely affect, the condition (financial or otherwise), properties, assets, liabilities, business operations, results of operations or prospects of Holding. No representation or warranty by Holding herein and no information disclosed in the schedules hereto by Holding contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

4. Additional Agreements.

4.1 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Holding and Stadium and each of the Stadium Parties shall take all such necessary action.

225

4.2 Publicity. No party shall issue any press release or public announcement pertaining to the Share Exchange that has not been agreed upon in advance by Holding and Stadium.

5. HoldingHoldingHoldingHoldingHoldingHoldingSurvival of Representations and Warranties. The representations and warranties of the parties made in Sections 2 and 3 of this Agreement (including the Schedules to the Agreement which are hereby incorporated by reference) shall survive for a period of two (2) years after the Closing Date.

6. Amendment of Agreement. This Agreement may be amended or modified at any time in all respects by an instrument in writing executed in the case of this Agreement by each of the parties hereto.

7. Definitions. Unless the context otherwise requires, the terms defined in this Section 9 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms herein defined.

"Affiliate" shall mean any Person that directly or indirectly controls, is controlled by, or is under common control with, the indicated Person.

"Agreement" shall mean this Agreement.

"Closing" and "Closing Date" shall have the meanings assigned to such terms in Section 1.2 hereof.

"Condition of Stadium" shall have the meaning assigned to it in Section 2.2 hereof.

"Default" shall mean a default or failure in the due observance or performance of any covenant, condition or agreement on the part of Stadium to be observed or performed under the terms of this Agreement, if such default or failure in performance shall remain unremedied for five (5) days.

"Environmental Laws" means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601, et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901, et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §§ 136, et seq. and comparable state statutes dealing with the registration, labeling and use of pesticides and herbicides; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. §§ 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1801, et seq.; as any of the above statutes have been amended as of the date hereof, all rules, regulations and policies promulgated pursuant to any of the above statutes, and any other foreign, federal, state or local law, statute, ordinance, rule, regulation or policy governing environmental matters, as the same have been amended as of the date hereof.

"Equity Security" shall mean any stock or similar security of an issuer or any security (whether stock or Indebtedness for Borrowed Money) convertible, with or without consideration, into any stock or similar equity security, or any security (whether stock or Indebtedness for Borrowed Money) carrying any warrant or right to subscribe to or purchase any stock or similar security, or any such warrant or right.

"ERISA" shall mean the Employee Retirement Income Securities Act of 1974, as amended.

"GAAP" shall mean generally accepted accounting principles in the United States, as in effect from time to time.

"Hazardous Material" means any substance or material meeting any one or more of the following criteria: (a) it is or contains a substance designated as or meeting the characteristics of a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law; (b) its presence at some quantity requires investigation, notification or remediation under any Environmental Law; or (c) it contains, without limiting the foregoing, asbestos, polychlorinated biphenyls, petroleum hydrocarbons, petroleum derived substances or waste, pesticides, herbicides, crude oil or any fraction thereof, nuclear fuel, natural gas or synthetic gas.

"Holding" shall mean Holding, Inc., a Nevada corporation.

"Holding Common Stock" shall mean the common stock of Holding, $.001 par value per share.

"Indebtedness" shall mean any obligation of Stadium which under generally accepted accounting principles is required to be shown on the balance sheet of Stadium as a liability. Any obligation secured by a Lien on, or payable out of the proceeds of production from, property of Stadium shall be deemed to be Indebtedness even though such obligation is not assumed by Stadium.

"Indebtedness for Borrowed Money" shall mean (a) all Indebtedness in respect of money borrowed including, without limitation, Indebtedness which represents the unpaid amount of the purchase price of any property and is incurred in lieu of borrowing money or using available funds to pay such amounts and not constituting an account payable or expense accrual incurred or assumed in the ordinary course of business of Stadium, (b) all Indebtedness evidenced by a promissory note, bond or similar written obligation to pay money, or (c) all such Indebtedness guaranteed by Stadium or for which Stadium is otherwise contingently liable.

"knowledge" and "know" means, when referring to any person or entity, the actual knowledge of such person or entity of a particular matter or fact, and what that person or entity would have reasonably known after due inquiry. An entity will be deemed to have "knowledge" of a particular fact or other matter if any individual who is serving, or who has served, as an executive officer of such entity has actual "knowledge" of such fact or other matter, or had actual "knowledge" during the time of such service of such fact or other matter, or would have had "knowledge" of such particular fact or matter after due inquiry.

"Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction and including any lien or charge arising by statute or other law.

"Permits" shall have the meaning assigned to it in Section 2.19 hereof.

"Person" shall include all natural persons, corporations, business trusts, associations, limited liability companies, partnerships, joint ventures and other entities and governments and agencies and political subdivisions.

"Reverse Split" shall have the meaning assigned to it in Section 1.3.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Stadium" shall mean Stadium Entertainment Corp., a Delaware corporation.

"Stadium Common Stock" shall mean the common stock of Stadium, no par value per share.

"Stadium Group" means Stadium Entertainment Group, LLC, a Delaware limited liability company.

"Stadium Group Owners" means Camille Barbone, Gary Katz and Jerome Mas.

"Stadium Parties" shall have the meaning assigned to it in Section 2 hereof.

"Stadium Shareholders" shall have the meaning assigned in the first recital paragraph of this Agreement.

"Tax" or "Taxes" shall mean (a) any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of any kind whatsoever (including, but not limited to, taxes on or with respect to net or gross income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, real property transfer, transfer gains, transfer taxes, inventory, capital stock, license, payroll, employment, social security, unemployment, severance, occupation, real or personal property, estimated taxes, rent, excise, occupancy, recordation, bulk transfer, intangibles, alternative minimum, doing business, withholding and stamp), together with any interest thereon, penalties, fines, damages costs, fees, additions to tax or additional amounts with respect thereto, imposed by the United States (federal, state or local); (b) any liability for the payment of any amounts described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor or successor liability, including, without limitation, by reason of Regulation section 1.1502-6; and (c) any liability for the payments of any amounts as a result of being a party to any Tax Sharing Agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (a) or (b).

"Tax Return" shall include all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns (including Form 1099 and partnership returns filed on Form 1065) required to be supplied to a Tax authority relating to Taxes.

8. Miscellaneous.

8.1 Notices. Any notice, request or other communication hereunder shall be given in writing and shall be served either personally by overnight delivery or delivered by mail, certified return receipt and addressed to the following addresses:

If to Holding:	Holding, Inc. 425 Broad Hollow Road, Suite 115 Melville, New York 11747 Attention: Michael Xiriachs
With a copy to:	Giordano, Halleran & Ciesla, P.C. 125 Half Mile Road, Suite 300 P.O. Box 195 Middletown, New Jersey 07748 Attention: Philip D. Forlenza, Esq.
If to Stadium:	Stadium Entertainment Corp. 206 Bryans Road Hampton, New Jersey 08727 Attention: Camille Barbone
If to SandStone Investment Partners, LLC:	SandStone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, New York 11747 Attention: Michael Xiriachs
If to Camille Barbone:	Stadium Entertainment Corp. 206 Bryans Road Hampton, New Jersey 08727 Attention: Camille Barbone
If to Gary Katz:	Stadium Entertainment Corp. 206 Bryans Road Hampton, New Jersey 08727 Attention: Gary Katz
If to Jerome Mas:	Stadium Entertainment Corp. 206 Bryans Road Hampton, New Jersey 08727

Attention: Jerome Mas

Notices shall be deemed received at the earlier of actual receipt or three (3) business days following mailing. Counsel for a party (or any authorized representative) shall have authority to accept delivery of any notice on behalf of such party.

8.2 Entire Agreement. This Agreement, including the schedules and exhibits attached hereto and other documents referred to herein, contains the entire understanding of the parties hereto with respect to the subject matter hereof. This Agreement supersedes all prior agreements and undertakings between the parties with respect to such subject matter.

8.3 Expenses. Each party shall bear and pay all of the legal, accounting and other expenses incurred by it in connection with the transactions contemplated by this Agreement.

8.4 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and heirs; provided, however, that neither party shall directly or indirectly transfer or assign any of its rights hereunder in whole or in part without the written consent of the others, which may be withheld in its sole discretion , and any such transfer or assignment without said consent shall be void.

8.6 No Third Parties Benefited. This Agreement is made and entered into for the sole protection and benefit of the parties hereto, their successors, assigns and heirs, and no other Person shall have any right or action under this Agreement.

8.7 Counterparts. This Agreement may be executed in one or more counterparts, with the same effect as if all parties had signed the same document. Each such counterpart shall be an original, but all such counterparts together shall constitute a single agreement.

8.8 Recitals and Schedules . The Recitals and Schedules to this Agreement are incorporated herein and, by this reference, made a part hereof as if fully set forth herein.

8.9 Section Headings and Gender. The Section headings used herein are inserted for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. All personal pronouns used in this Agreement shall include the other genders, whether used in the masculine, feminine or neuter gender, and the singular shall include the plural, and vice versa, whenever and as often as may be appropriate.

8.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving affect to the conflict of laws provisions thereof. This Agreement and the transactions contemplated hereby shall be subject to the exclusive jurisdiction of the courts of the State of Delaware. The parties to this Agreement agree that any breach of any term or condition of this Agreement or the transactions contemplated hereby shall be deemed to be a breach occurring in the State of

Delaware by virtue of a failure to perform an act required to be performed in the State of Delaware. The parties to this Agreement irrevocably and expressly agree to submit to the jurisdiction of the courts of the State of Delaware for the purpose of resolving any disputes among the parties relating to this Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, or any judgment entered by any court in prospect hereof brought in the State of Delaware, and further irrevocably waive any claim that any suit, action or proceeding brought in the State of Delaware has been brought in an inconvenient forum. With respect to any action before the above courts, the parties hereto agree to service of process by certified or registered United States mail, postage prepaid, addressed to the party in question.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Share Exchange Agreement to be binding and effective as of the day and year first above written.

HOLDING:

STADIUM ENTERTINAMENT HOLDING CORP.

By: [signature]
Name: C.OO.
Title: CAMILLE M. BARBONE

STADIUM:

STADIUM ENTERTAINMENT CORP.

By: [signature]
Name: CAMILLE M. BARBONE
Title: C.O.O

STADIUM GROUP:

STADIUM ENTERTAINMENT GROUP, LLC

By: [signature]
Name: CAMILLE M. BARBONE
Title: C.O.O

SANDSTONE INVESTMENT PARTNERS, LLC

By: ____________________________
Name:
Title:

[signature]
Camille Barbone

Gary Katz

Jerome Mas

::ODMA\PCDOCS\GHCDOCS\665486\1

233

Gary Katz

Jerome Mas

::ODMA\PCDOCS\GHCDOCS\665486\1

END